Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

between

OCWEN LOAN SERVICING, LLC

and

RESIDENTIAL CAPITAL, LLC,

RESIDENTIAL FUNDING COMPANY, LLC,

GMAC MORTGAGE, LLC,

EXECUTIVE TRUSTEE SERVICES, LLC,

ETS OF WASHINGTON, INC.,

EPRE LLC,

GMACM BORROWER LLC

and

RFC BORROWER LLC

dated as of

November 2, 2012

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

SCHEDULES
Schedule A	[Reserved]
Schedule B	Agency Special Requirements
Schedule C	Schedule of Purchased Assets and Assumed Liabilities
Schedule D	DIP Financing Agreements
Schedule E	Private Investor Servicing Agreements and Servicing Agreements for Other Serviced Loans
Schedule F	Agency Contracts
Schedule G	Knowledge of Sellers
Schedule H	Owned Real Property and Leased Real Property
Schedule I	Other Serviced Loans
Schedule J	[Reserved]
Schedule K	Computer Equipment Located at Real Property
Schedule L-1	Other Purchased Assets
Schedule L-2	Credits and Other Expenses
Schedule M	Ginnie Mae Loan Criteria
Schedule N	Owned Transferred IP
Schedule O	Other Assigned Contracts
Schedule P	Material Agreements
Schedule Q	Excluded Contracts and Assets
Schedule R	Material Employee Benefit Plans
Schedule S	Business Licenses
Schedule T	Deemed Eligible Servicing Agreements
Schedule U	ETS Contracts
Schedule 1.1	Agency Timelines
Schedule 2.15(b)	Excludable Servicing Agreements
Schedule 3.1(a)	Purchase Price
Schedule 4.3	Seller Consents and Approvals
Schedule 4.9(a)	Mortgage Loan Data Fields
Schedule 4.9(c)	Servicing Advances Data Fields
Schedule 5.3	Purchaser Consents and Approvals
Schedule 8.3(vi)	Required Seller Consents
Schedule 8.3(viii)	Necessary Purchaser Business Licenses

EXHIBITS
Exhibit 1	[RESERVED]
Exhibit 2	Deposit Escrow Agreement
Exhibit 3	Sale Approval Order
Exhibit 4	Sale Procedures
Exhibit 5	Sale Procedures Order
Exhibit 6	Form of GM Transition License
Exhibit 7	Preliminary Form of Transition Services Agreement between AFI and Purchaser
Exhibit 8	Shared Services Agreement
Exhibit 9	Form of Mutual Release
Exhibit 10	Form of Estate Subservicing Agreement

-iv-

Exhibit 11	Form of Estate Servicing Agreement

DISCLOSURE MEMORANDUM

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of November 2, 2012, entered into between Ocwen Loan Servicing, LLC, a Delaware limited liability company (“Purchaser”), and Residential Capital, LLC (“ResCap”), Residential Funding Company, LLC (“RFC”), GMAC Mortgage, LLC (“GMAC Mortgage”), each of which is a Delaware limited liability company, Executive Trustee Services, LLC, a Delaware limited liability company (“ETS LLC”), ETS of Washington, Inc., a Washington corporation (“ETS WA” and together with ETS LLC, “ETS”), EPRE LLC, a Delaware limited liability company (“EPRE”), GMACM Borrower LLC, a Delaware limited liability company (“GMACM Borrower”), and RFC Borrower LLC, a Delaware limited liability company (“RFC Borrower” and together with ResCap, RFC, GMAC Mortgage, ETS, EPRE and GMACM Borrower, the “Sellers”).

WHEREAS, Sellers are engaged in the Business (as hereinafter defined);

WHEREAS, Sellers, together with other Affiliates (as hereinafter defined), filed voluntary petitions (“Petitions”) for relief (collectively, the “Bankruptcy Case”) under Chapter 11 of Title 11, U.S.C. §§ 101, et seq., as amended (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on May 14, 2012 (the “Petition Date”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, and as authorized under sections 105, 363 and 365 of the Bankruptcy Code, Sellers wish to sell to Purchaser, and Purchaser (or Purchaser’s assignee or assignees pursuant to Section 12.7 hereof) wishes to purchase from Sellers, the Purchased Assets (as hereinafter defined), and Purchaser is willing to assume all of the Assumed Liabilities (as hereinafter defined); and

WHEREAS, Sellers, as debtors and debtors-in-possession, will continue in the possession of their respective assets and in the management of the Business pursuant to sections 1107 and 1108 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment Amount” has the meaning specified in Section 3.2(b).

“Adjustment Report” has the meaning specified in Section 3.2(d).

“Advance Facility” has the meaning specified in the definition of “Eligible Servicing Agreement.”

“Advance Financing Person” has the meaning specified in the definition of “Eligible Servicing Agreement.”

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, the term “control” of a Person means the possession, direct or indirect, of the power to (i) vote 20% or more of the voting securities of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise, and the terms and phrases “controlling,” “controlled by” and “under common control with” have correlative meanings. Notwithstanding the foregoing, for purposes of this Agreement, unless otherwise specifically provided, Affiliates of the Sellers include only direct or indirect Subsidiaries of ResCap, and other Affiliates of AFI are excluded from the definition of Sellers’ Affiliates and references to Affiliates of AFI exclude Sellers and their Affiliates.

“Affiliate Assignment” has the meaning specified in Section 12.7.

“Affiliate Purchased Assets” has the meaning specified in Section 2.5(a).

“Affiliate Seller” has the meaning specified in Section 2.5(a).

“AFI” means Ally Financial Inc., a Delaware corporation and the indirect parent of Sellers.

“AFI Transition Services Agreement” means the transition services agreement to be entered into by and among AFI, for itself and its Affiliates, and Purchaser pursuant to which Purchaser and AFI will each provide certain transition services from and after the Closing Date, a preliminary form of which is attached as Exhibit 7 hereto.

“Agency” means a government-sponsored secondary mortgage market enterprise or Government Entity acquiring, owning or guaranteeing Mortgage Loans, including for purposes of this Agreement, Fannie Mae, Ginnie Mae, Freddie Mac, FHA and HUD.

“Agency Consents” means the written consents, approvals or acknowledgements of Fannie Mae, Freddie Mae or Ginnie Mae containing the provisions set forth in Schedule 4.3, in form and substance satisfactory to Purchaser.

“Agency Contracts” means the Contracts between any Seller or any Subsidiary of any Seller and an Agency, and each Agency’s respective seller and servicer guides utilized by the Agencies and other Investors to whom Sellers have sold Mortgage Loans and/or for which Sellers service Mortgage Loans, as listed on Schedule F hereto.

“Agency Loans” means Mortgage Loans being serviced by Sellers pursuant to an Agency Contract that are owned or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae or are intended to be included in a pool to be owned by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae, as identified in the Mortgage Loan Schedule, the Cut-Off Date Mortgage Loan Schedule, or the Closing Date Mortgage Loan Schedule, as applicable.

“Agency Special Requirements” means the Seller-specific reporting and servicing procedures required by the Agencies to be performed by Sellers as servicer of the Agency Loans, as set forth on Schedule B.

“Agreement” or “this Agreement” means this Asset Purchase Agreement, together with the Exhibits, Schedules and Disclosure Memorandum attached hereto, as any of them may be amended from time to time.

“Ancillary Agreements” means the Servicing Transfer Agreement and each of the agreements set forth in Section 2.10.

“Ancillary Income” means all income, revenue, fees, expenses, charges or other monies from or relating to the Mortgage Loans to which a Servicer is entitled (other than servicing fees and prepayment charges, premiums or penalties), including late charges, insufficient funds fees, assumption fees, income from Optional Products, interest on funds deposited in any Servicing Escrow Account or Servicing Custodial Account maintained pursuant to the Servicing Agreements, fees payable to a Seller under HAMP, HARP, HASP or any similar program, loss mitigation incentive fees, including those payable from an Agency in such instances for non-HAMP workouts, pay-off fees, modification fees, default interest, commissions and administrative fees on insurance and similar fees and charges, and all other incidental fees and charges.

“Antitrust Authority” has the meaning specified in Section 6.17(b).

“Applicable Law” means, as of the time of reference and as applicable, any Law that is applicable to the Business.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination, purchase, sale and servicing of Mortgage Loans or the Servicing Agreements or the ETS Contracts, (in each case to the extent applicable to any particular Mortgage Loan or Servicing Agreement): (i) contractual obligations of Sellers (except those rendered unenforceable by the Bankruptcy Code), including with respect to any Servicing under any Servicing Agreement, Mortgage Loan Document or any other commitment or other contractual obligation relating to a Mortgage Loan, (ii) applicable underwriting, servicing and other guidelines of Sellers as incorporated in Seller/Servicer Guides, (iii) Applicable Laws, (iv) other applicable requirements and guidelines of any Government Entity or of any Investor, ETS Customer or Insurer and (v) applicable requirements of MERS.

“Assignment and Assumption Agreement” means one or more assignment and assumption agreements to be executed by Sellers and Purchaser in respect of specified Assumed Contracts and Assumed Liabilities, in a customary form as mutually agreed between Sellers and Purchaser.

“Assignment and Assumption of Lease Agreements” means one or more assignment and assumption of lease agreements to be executed by applicable Sellers and Purchaser in respect of the Real Property Leases, in a customary form as mutually agreed between Sellers and Purchaser.

“Assumed Contracts” has the meaning specified in Section 2.2.

“Assumed Contracts Procedures” means procedures pertaining to the assumption and assignment of the Assumed Contracts from the Sellers to the Purchaser, as set forth in the Sale Procedures, which shall include procedures pursuant to which (i) the Sellers shall (a) file a schedule setting forth each of the Assumed Contracts and the Sellers’ estimates of the Cure Amounts, if any, with respect to the Assumed Contracts and (b) provide notice of such schedule to all affected parties and (ii) all affected parties shall file an objection, if any, to the Sellers’ proposed assumption and assignment of the Assumed Contracts and the estimates of Cure Amounts set forth in such schedule by no later than 15 calendar days prior to the Sale Hearing or such earlier date as the Bankruptcy Court shall order.

“Assumed Liabilities” means:

(i) the Business Employee Liabilities;

(ii) the Liabilities relating to Permitted Liens with respect to Purchased Assets (to the extent not discharged in the Bankruptcy Case);

(iii) the Liabilities arising under any Assumed Contract to the extent such Liabilities arise on and after the Closing;

(iv) all Liabilities of the Business or Purchased Assets to the extent arising from the conduct of the Business on or after the Closing other than any Retained Liabilities;

(v) to the extent that Purchaser requests the physical transfer of Purchased Mortgage Servicing from the Sellers’ systems, any fees, costs and expenses related to the preparation for, and physical transfer of Purchased Mortgage Servicing from the Seller’s systems, including all third party fees, costs and expenses incurred prior to the Closing;

(vi) all Liabilities relating to MSRs for Agency Loans guaranteed by Ginnie Mae, whether arising prior to or after the Closing; and

(vii) any applicable compensatory fees related to a failure to adhere to the foreclosure timelines relating to any Fannie Mae or Freddie Mac Agency Loan that is a Non-Lagging Defaulted Loan.

“Auction” has the meaning specified in the Sale Procedures Order.

“Auction Date” has the meaning specified in the Sale Procedures Order.

“Bankruptcy Case” has the meaning specified in the preamble.

“Bankruptcy Code” has the meaning specified in the preamble.

“Bankruptcy Court” has the meaning specified in the preamble.

“Bankruptcy Exceptions” means (i) as a result of Sellers operating as debtors in possession under the Bankruptcy Code, (a) Sellers’ inability to maintain the services of their officers or other employees, including the possibility that a substantial number of Sellers’ employees have left, or will leave, their positions, and (b) vendors and counterparties of Sellers failing to continue to perform their obligations to Sellers, and (ii) any limitation or obligation imposed on Sellers by Order of the Bankruptcy Court or the DIP Financing Agreements.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Bill of Sale” means one or more bills of sale to be executed by Sellers and Purchaser in respect of certain Purchased Assets, in a customary form as mutually agreed between Sellers and Purchaser.

“Book Value” means, with respect to any asset, the book value of such asset determined in accordance with the Transaction Accounting Principles, as set forth on the Schedule of Purchased Assets and Liabilities, the Cut-off Date Schedule of Purchased Assets and Liabilities or the Closing Date Schedule of Purchased Assets and Liabilities, as applicable.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals, and other materials (in any form or medium) Related to the Business except those items identified on Schedule Q.

“Budget” means the budget annexed to the DIP Order.

“Business” means the business, directly or indirectly, engaged in by Sellers and Affiliate Sellers of (i) originating Mortgage Loans, including through Sellers’ Consumer Lending Platform; (ii) owning the Other Purchased Assets; (iii) providing primary servicing, back-up servicing and related activities for Mortgage Loans and Other Serviced Loans; (iv) providing fee-based subservicing for Mortgage Loans; (v) providing master servicing for Private Investors in Private Investor Loans and investors in Other Serviced Loans; (vi) financing and reselling serviced Mortgage Loans and related capital markets transactions; (vii) other operations related to the foregoing and (viii) foreclosure trustee services and recovery services provided to ETS Customers. “Business” expressly excludes all activities, operations, products, transactions and services that are conducted under, or in connection with, any Excluded Assets.

“Business Day” means any day of the year, other than any Saturday, Sunday or any day on which banks located in New York, New York generally are closed for business.

“Business Employee” means each employee of any Seller whose primary responsibility is to provide services Related to the Business.

“Business Employee Liabilities” means all Claims and Liabilities of Sellers related to the Transferred Employees that Purchaser expressly agrees to assume pursuant to Section 6.7.

“Business Employee List” has the meaning specified in Section 4.13(a) hereof.

“Business Lending” means all systems and software owned by Sellers that are used to operate and facilitate loan originations via third party mortgage bankers and mortgage brokers including, WALT, pipeline management and underwriting tools.

“Business Licenses” means the Permits required by Law or by Fannie Mae, Freddie Mac or Ginnie Mae or other Government Entity in order to engage in the Business.

“Cash Deposit” has the meaning specified in Section 3.4.

“Claims” means any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, known or unknown; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, known or unknown.

“Closing” has the meaning specified in Section 2.9.

“Closing Date” means the date upon which the Closing occurs as determined in accordance with Section 2.9.

“Closing Date Mortgage Loan Schedule” means the Mortgage Loan Schedule as of the close of business on the day immediately preceding the Closing Date.

“Closing Date Schedule of Purchased Assets and Assumed Liabilities” means the unaudited Schedule of Purchased Assets and Assumed Liabilities as of the Closing Date.

“Closing Date Servicing Advance Schedule” means the Servicing Advance Schedule as of the close of business on the day immediately preceding the Closing Date.

“COBRA” means the continuation coverage provisions of the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar provisions of State or Local Law.

“Commitment Letters” means the two letter agreements dated October 19, 2012 each between Purchaser and Barclays Bank PLC.

“Competing Transaction” has the meaning specified in Section 7.1.

“Computer Equipment” means all equipment and devices (including data processing hardware and related telecommunications equipment, media, materials, program documentation and tools) owned or leased by Sellers and located at the Real Property, including the Computer Equipment set forth on Schedule K, together with Sellers’ rights under all related warranties, other than the Computer Equipment identified on Schedule Q.

“Confidential Information” has the meaning specified in Section 6.19(b).

“Consent” means the Permits, authorizations, consents, waivers, approvals and licenses from third parties or Government Entities necessary to consummate this Agreement and the transactions contemplated hereby and for Purchaser to operate the Business after the Closing.

“Consent Order” means the Consent Order entered into on April 13, 2011, by and among the FDIC, the FRB and AFI, Ally Bank, ResCap and GMAC Mortgage.

“Consumer Lending Platform” means the assets and operations of Sellers pursuant to which Sellers originate or broker Mortgage Loans, including traditional retail loan offices and a call center.

“Consumer Privacy Ombudsperson” has the meaning specified in Section 2.13.

“Contract” means any agreement, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied), including leases, subleases, licenses, sublicenses, purchase orders, indentures and loan agreements (other than this Agreement and the Ancillary Agreements) (including each amendment, extension, exhibit, attachment, addendum, appendix, statement of work, change order and any other similar instrument or document relating thereto).

“Copyrights” has the meaning specified in the definition of “Intellectual Property.”

“Core Representations” means:

(i) Section 4.4(a) (Financial Statements);

(ii) Section 4.5 (Absence of Certain Changes or Events);

(iii) Section 4.6 (Title to Assets);

(iv) Section 4.7 (Purchased Assets Used in the Business);

(v) Section 4.8 (Real Property Leases), limited to the first sentence thereof and clause (ii) of the third sentence thereof;

(vi) Section 4.9(a)-(e) (Mortgage Servicing Portfolio; Servicing Agreements; the Business);

(vii) Section 4.10 (Material Contracts), limited to the first two sentences thereof;

(viii) Section 4.14 (Litigation and Claims), limited to clause (ii) thereof;

(ix) Section 4.15 (Intellectual Property), limited to subsection (a) and, with respect to any Intellectual Property rights included with the Transferred IT Assets, subsection (c); and

(x) Section 4.17 (Ginnie Mae Loans).

“Cure Amount” means the amount payable in order to cure all defaults on Assumed Contracts and effectuate the assumption by Sellers of an Assumed Contract and the assignment to Purchaser pursuant to section 365 of the Bankruptcy Code as provided in the Sale Approval Order or other Order of the Bankruptcy Court.

“Cut-off Date” means the last day of the month immediately preceding the month of the expected Closing Date or such other date as Purchaser and Sellers may agree.

“Cut-off Date Mortgage Loan Schedule” has the meaning specified in Section 4.9(a).

“Cut-off Date Purchase Price” has the meaning specified in Section 2.11(a).

“Cut-off Date Schedule of Purchased Assets and Assumed Liabilities” means the unaudited Schedule of Purchased Assets and Assumed Liabilities dated as of the Cut-off Date.

“Cut-off Date Servicing Advance Schedule” has the meaning specified in Section 4.9(c).

“Deed of Transfer” means one or more deeds of transfer, each in a customary form as mutually agreed between Sellers and Purchaser, to be executed by the applicable Seller and, if required by applicable law, Purchaser in respect of the Owned Real Property, each of which shall be a special warranty deed, or the equivalent in the applicable jurisdiction, with a covenant against grantor’s acts.

“De Minimis Interest” means an insubstantial interest, and shall equal a 0.01% interest, except as otherwise set forth in Section 2.3(g) of the Disclosure Memorandum.

“Deposit Escrow Agreement” means the Deposit Escrow Agreement dated as of October 19, 2012 by and among Purchaser, Sellers and the Escrow Agent, attached as Exhibit 2 hereto.

“Determination” has the meaning specified in Section 3.3(a).

“DIP Borrowers” means GMACM Borrower LLC, a wholly owned subsidiary of GMAC Mortgage, and RFC Borrower LLC, a wholly owned subsidiary of RFC.

“DIP Cash Proceeds” has the meaning set forth in Section 2.3(a).

“DIP Financing Agreements” means the Debtor in Possession Loan and Security Agreements identified on Schedule D hereto, as such agreements may be amended from time to time.

“DIP Order” means the Final Order or Final Orders (i) approving the DIP Financing Agreements; (ii) authorizing Debtors’ post-petition financing on a senior secured, superpriority basis; (iii) authorizing the Debtors’ use of Cash Collateral (as defined in the DIP Order); and (iv) granting Replacement Liens and Adequate Protection to Certain Pre-Petition Secured Creditors, entered by the Bankruptcy Court in the Bankruptcy Case.

“Disclosure Memorandum” has the meaning specified in Section 6.13(a).

“Dispute Notice” has the meaning specified in Section 3.2(c).

“DOJ/AG Settlement” means the Consent Judgment filed with the U.S. District Court for the District of Columbia on March 12, 2012 to which AFI, ResCap and GMAC Mortgage are parties.

“Electronic Data File” means test “tape(s),” sale “tape(s)” and/or “transfer tape(s)” containing Mortgage Loan, Other Serviced Loan and/or servicing information delivered or to be delivered by Sellers to Purchaser in connection with the transfer of the Purchased Mortgage Servicing, the Advances and the Servicing Agreements contemplated hereby.

“Eligible Servicing Agreement” means a Servicing Agreement (including a master servicing agreement, primary servicing agreement or subservicing agreement) that

(a)	is described on Schedule T; or

(b)	contains the following provisions:

(i) expressly authorize the servicer, without the consent of any party thereto and notwithstanding any other limitation set forth therein, to enter into a financing or other facility (an “Advance Facility”) under which such servicer assigns or pledges its rights under such servicing agreement to be reimbursed for any or all servicing advances to a lender or a special-purpose bankruptcy-remote entity and/or a trustee acting on behalf of holders of debt instruments or any other Person (any such Person, an “Advance Financing Person”);

(ii) require the servicer and the Advance Financing Person to notify the related securitization trustee in writing of the existence of an Advance Facility and the identity of the Advance Financing Person;

(iii) provide that an Advance Facility notice may only be terminated by the joint written notice of the servicer and the related Advance Financing Person;

(iv) require the servicer to maintain and provide to any successor servicer and the related securitization trustee, a detailed accounting on a loan-by-loan basis as to amounts advanced, by, pledged or assigned to, and reimbursed to any Advance Financing Person that are recoverable on a loan-level;

(v) to the extent that such servicing agreement is not a Fannie Mae or Freddie Mac Agency Contract, require that as between a predecessor servicer and its Advance Financing Person, on the one hand, and a successor servicer and its Advance Financing Person (if any) on the other hand, reimbursement amounts in respect of servicing advances on a loan-by-loan basis with respect to each Mortgage Loan as shall be allocated on a “first-in, first-out” basis (such that servicing advances of a particular type that were disbursed first in time will be reimbursed prior to servicing advances of the same type with respect to the same Mortgage Loan that were disbursed later in time), subject to any exceptions for a “first-in, first-out” allocation of the kind set forth in the Advance Facility provisions in any servicing agreement described on Schedule T;

(vi) provide that the sections of such servicing agreement that authorize the servicer to enter into an Advance Facility may not be amended without the consent of the Advance Financing Person;

(vii) expressly provide that if so required pursuant to the terms of an Advance Facility, the Servicer may direct the trustee, securities administrator or master servicer, as applicable, and if so directed in writing such person will directly pay to the Advance Financing Person or such trustee the reimbursement amounts payable to the servicer pursuant to the agreement;

(viii) expressly provide that an Advance Financing Person whose obligations are limited to the financing of servicing advances shall not be required to meet the qualifications of a successor servicer or subservicer pursuant to the agreement;

(ix) expressly provide that in no event shall any reimbursement amounts be included in the funds available to be distributed to, or distributed to, security holders;

(x) expressly provide that upon the direction of and at the expense of the servicer, the trustee, the securities administrator and the master servicer (as applicable) each agrees to execute such acknowledgments, certificates and other documents (in each case, in form and substance reasonably satisfactory to such party) provided by the servicer recognizing the interests of any Advance Financing Person or trustee for and on behalf of the Advance Financing Person in reimbursement amounts; and

(xi) to the extent not otherwise inconsistent with the terms of such Servicing Agreement, expressly provide that the servicer (and any successor servicer) shall apply proceeds received in connection with a liquidation of, or final recovery of amounts under, any mortgage loan, as well as any recovery resulting from a partial collection of insurance proceeds, liquidation proceeds or condemnation proceeds in respect of any mortgage loan, to reimburse any previously unreimbursed servicer advances prior to applying such proceeds to the payment of interest and principal on such mortgage loan in accordance with the agreement.

“Enforceability Exceptions” has the meaning specified in Section 4.1.

“EPRE” has the meaning set forth in the preamble.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations and rules issued thereunder, or any successor Law.

“Escrow Agent” means JPMorgan Chase Bank or such other bank or other financial institution reasonably acceptable to Sellers and Purchaser.

“Estate Servicing Agreement” is the Agreement between Purchaser and Sellers substantially in the form of Exhibit 11.

“Estate Subservicing Agreement” is the Agreement between Purchaser and Sellers substantially in the form of Exhibit 10.

“ETS” has the meaning specified in the preamble.

“ETS Contract Rights” means the rights of ETS LLC or ETS WA to earn compensation in respect of trustee services or recovery services under the ETS Contracts.

“ETS Contracts” means the Contracts pursuant to which ETS LLC or ETS WA provides foreclosure trustee services or recovery services listed on Schedule U.

“ETS Customer” means the counterparty or counterparties of ETS LLC or ETS WA under an ETS Contract.

“ETS LLC” has the meaning specified in the preamble.

“ETS WA” has the meaning specified in the preamble.

“Excluded Assets” has the meaning specified in Section 2.3.

“Fannie Mae” means Fannie Mae, formerly known as The Federal National Mortgage Association, or any successor thereto.

“FDIC” means the Federal Deposit Insurance Corporation or any successor thereto.

“Fed Funds Rate” means, for any date, the weighted average of the rates set forth in the weekly statistical release H.15(519) (or any successor publication) published by the Board of Governors of the Federal Reserve System opposite the caption “Federal Funds (Effective).”

“Fee-Based Subservicing Agreements” means the subservicing agreements (including letter agreements) with any counterparty, including any Affiliate of AFI, under which a Seller services Mortgage Loans as to which such counterparty owns the related Mortgage Servicing Rights and, in some cases, agrees to pay over a portion of the related Servicing Compensation to such counterparty, as set forth in Schedule E hereto.

“FHA” means the Federal Housing Administration of HUD, or any successor thereto.

“FHA Loans” means mortgages insured by the FHA.

“Final Order” means an Order (i) as to which the time to appeal, petition for certiorari or move for review or rehearing has expired and as to which no appeal, petition for certiorari or other proceeding for review or rehearing is pending, or (ii) if an appeal, writ of certiorari, reargument or rehearing has been filed or sought, the Order has been affirmed by the highest court to which such Order was appealed or certiorari has been denied, or reargument or rehearing shall have been denied or resulted in no modification of such Order and the time to take any further appeal or to seek certiorari or further reargument or rehearing has expired; provided that the theoretical possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Federal Rules of Bankruptcy Procedure, as amended, or any successor rules, may be filed with respect to such order or judgment shall not prevent such Order from being considered a Final Order.

“Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, Computer Equipment, tools and other tangible personal property owned by any Seller and located at any Real Property as of the Closing Date, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“FRB” means the Board of Governors of the Federal Reserve System.

“Freddie Mac” means Freddie Mac, formerly known as The Federal Home Loan Mortgage Corporation, or any successor thereto.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Ginnie Mae” means the Government National Mortgage Association, a body corporate organized and existing under the laws of the United States of America within HUD, or any successor thereto.

“Ginnie Mae Loans” means Whole Loans owned by a Seller on the Closing Date that meet the criteria set forth on Schedule M.

“GM Transition License” means a license from General Motors to Purchaser and certain of its Subsidiaries as designated by Purchaser to use “GMAC” as a trademark or servicemark for transitional purposes, substantially in the form attached as Exhibit 6.

“GMAC Mortgage” has the meaning specified in the preamble.

“Government Authorization” means any Permit, environmental permit, certificate, consent, ratification, permission, authorization, approval, confirmation, decision, endorsement, waiver, certification, registration or qualification issued, granted, given or otherwise made available by or under the authority of, or filing with or notice to, any Government Entity or pursuant to any Law, including any approval to participate in any of its programs relating to Mortgage Servicing.

“Government Entity” means any United States federal, state or local, or any supranational, court, judicial or arbitral body, administrative or regulatory body or other governmental or quasi-Government Entity with competent jurisdiction (including any political or other subdivision thereof), including the Agencies, the FHA, HUD, the VA, the FRB, the FDIC, the IRS, any State Agency and any Antitrust Authority.

“HAMP” means the Treasury Department’s Home Affordable Modification Program established in connection with the “Making Home Affordable” loan modification program, as in effect from time to time.

“HARP” means the Treasury Department’s Home Affordable Refinance Program established in connection with the “Making Home Affordable” loan modification program, as in effect from time to time.

“HASP” means the Treasury Department’s Homeowner Affordability and Stability Plan established in connection with the “Making Home Affordable” loan modification program, as in effect from time to time.

“HELOC” means a Mortgage Loan that is a home equity line of credit.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HUD” means the Department of Housing and Urban Development of the United States of America.

“Improvements” means all buildings, structures, facilities and improvements located on any Owned Real Property, including buildings, structures, facilities and improvements that are under construction.

“Indebtedness” means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade Liabilities incurred in the Ordinary Course of Business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) liabilities under or in connection with letters of credit or bankers’ acceptances or similar items, (iv) all obligations under financing leases, (v) all Liabilities secured by any Lien on any property, and (vi) all guarantee obligations.

“Indemnity Escrow Account” has the meaning specified in Section 2.17.

“Indemnity Escrow Agent” has the meaning specified in Section 2.17.

“Indemnity Escrow Agreement” has the meaning specified in Section 2.17.

“Indemnity Escrow Amount” has the meaning specified in Section 2.17.

“Indemnity Escrowed Funds” has the meaning specified in Section 2.17.

“Independent Accounting Firm” means a nationally recognized independent accounting firm mutually chosen by Purchaser and ResCap.

“Insurance Policy” means (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by private mortgage insurers, (vi) any surety bonds required by state banking authorities for licensing purposes or (vii) any surety or guaranty agreement.

“Insurer” means an issuer of an Insurance Policy.

“Intellectual Property” means: (i) registered and unregistered trademarks, service marks, brand names, certification marks, collective marks, d/b/as, logos, symbols, trade dress, fictitious names, trade names and other indicia of origin, in each case, including all applications and registrations for the foregoing, all renewals of same, and any and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (ii) patentable inventions and discoveries and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets, confidential information and non-public know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) copyrightable published and unpublished works of authorship (including databases and other compilations of information), including computer software and documentation, registered and unregistered copyrights, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) Internet domain names and registrations thereof; (vi) Software; and (vii) any other similar type of intellectual property right.

“Intellectual Property License” means (i) any grant by any Seller to any third Person of any right of such Seller under its Intellectual Property, and (ii) any grant by any third Person to one or more Sellers of any right under such third Person’s Intellectual Property, in each case to the extent Related to the Business.

“Investor” means an Agency, a Private Investor or any other Person who owns or holds Mortgage Loans or Other Serviced Loans or any interest therein, serviced or subserviced by a Seller pursuant to a Servicing Agreement, singly or in the aggregate

“IRS” means the Internal Revenue Service.

“IT Assets” means IT Inventories, Technical Documentation, Computer Equipment and Software Contracts whereby licenses are granted to one or more Sellers and/or their Subsidiaries in each case to the extent Related to the Business.

“IT Inventories” means (i) computer software code (in all media) and materials, including all software programs; (ii) computer software documentation, including user materials; and (iii) all other unused or reusable materials, stores, and supplies related to computer software, in each case to the extent Related to the Business.

“Knowledge of Sellers” concerning a particular subject, area or aspect of the Business, the affairs of any Seller, the Purchased Assets or the Assumed Liabilities, means the actual knowledge of any individual listed on Schedule G hereto.

“Law” means any law, statute, ordinance, rule, regulation, code, Order, Permit, or other legal requirement enacted, issued, promulgated, enforced, or entered by a Government Entity.

“Lease” means each lease or other Contract pursuant to which a Seller leases any Real Property or personal property, either as lessor or lessee.

“Leased Real Property” means all real property, including leasehold improvements, that are the subject of the Real Property Leases.

“Liabilities” means any and all Indebtedness, liabilities, costs, Losses, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability), and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Transferred IP” has the meaning specified in the definition of “Transferred Intellectual Property.”

“Lien” means any lien, charge, pledge, deed of trust, right of first refusal, security interest, conditional sale agreement or other title retention agreement, lease, mortgage, option, proxy, hypothecation, voting trust agreement, transfer restriction, easement, servitude, encroachment, or other encumbrance (including the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction).

“Loss” or “Losses” means any and all damages, losses, actions, proceedings, causes of action, Liabilities, claims, Liens, penalties, fines, demands, Taxes, assessments, awards, judgments, settlements, costs and expenses, including (i) court costs and similar costs of litigation; (ii) reasonable attorneys’ and consultants’ fees, including those incurred in connection with (a) investigating or attempting to avoid the matter giving rise to the Losses or (b) successfully establishing a valid right to indemnification for Losses; and (iii) interest awarded as part of a judgment or settlement, if any, but in any event “Loss” or “Losses” shall exclude punitive damages claimed, incurred or suffered by any Person (which exclusion does not include any such damages for which such Person is liable to a third party as a direct, out-of-pocket cost of such Person).

“Material Adverse Effect” means any condition, circumstance, event, state of facts, change or effect that is materially adverse to the Business or the Purchased Assets or to Sellers’ ability to effect the transactions contemplated herein or to perform their obligations under this Agreement and the Ancillary Agreements; provided that, for purposes of this Agreement, a Material Adverse Effect shall not include any condition, circumstance, event, state of facts, change or effect to the Business or the Purchased Assets resulting from (i) conditions, circumstances, events or changes to the housing or mortgage market or the mortgage servicing industry; (ii) the announcement or disclosure of the transactions contemplated herein, (iii) general economic, regulatory or political conditions or changes in the United States; (iv) military action or acts of terrorism; (v) changes in Law or changes in GAAP or in the application of GAAP that become effective after the date hereof that Sellers are required to adopt in accordance therewith; (vi) actions taken or not taken, in each case, at the request of Purchaser; (vii) conditions in or changes to any financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index); (viii) changes in or with respect to any of the Agencies, including in their legal organization, responsibilities, oversight obligations or roles in the mortgage loan and securities markets; or (ix) any effects on the Business resulting from the fact that Sellers will be operating as debtors-in-possession under the Bankruptcy Code; and provided further that, in the case of each of clauses (i), (iii), (iv), (v) and (vii), the Business or the Purchased Assets are not, or not reasonably likely to be, materially disproportionately affected by such condition, circumstance, event, state of facts, change or effect compared to other Persons engaged in the conduct of businesses similar to the Business.

“Material Contract” means any Assumed Contract to which any Seller is a party or by which any Seller or any of the Purchased Assets are bound or otherwise subject (i) not made in the Ordinary Course of Business that is to be performed in whole or in part after the date of this Agreement; (ii) involving any joint venture or partnership agreement; (iii) involving an agreement to share profits or excess cash flows and involving a liability or expenditure of greater than $250,000 during any 6-month period; (iii) that involves a liability or expenditure of greater than $250,000 during any 12-month period or $500,000 over the remaining term of such Contract; (iv) providing for the guarantee, indemnification, surety or similar obligation of any Person’s obligations (other than any vendor contracts or Servicing Agreements entered into in the Ordinary Course of Business); (v) restricting or purporting to limit in any material respect the ability of any Seller or any of their Affiliates to compete in any line of business or to operate in any geographic area or that otherwise restricts in any material respect the Business from being conducted as conducted as of the date of this Agreement; (vi) entered into with any Government Entity, involving obligations that will continue following the Closing, other than Government Authorizations in the Ordinary Course of Business; (vii) granting any right of first refusal or first offer or similar right or that could require the disposition of any material assets of any Seller, or that limits the payment or dividend or other distributions by any Seller; (viii) requiring the purchase or use of all or substantially all of any Seller’s requirements of a particular product or service; (ix) that provides for indemnification obligations in excess of $250,000; or (x) that is a Real Property Lease. Notwithstanding the foregoing, “Material Contract” does not include any Servicing Agreements or Mortgage Loan Documents.

“MERS” means the Mortgage Electronic Registration System maintained by Merscorp Holdings, Inc.

“Minnesota Data Center Interest” means the 51% interest in the Eden Prairie, Minnesota real property sold by EPRE to AFI pursuant to the Purchase and Sale Agreement between EPRE and AFI dated May 9, 2012.

“Mortgage Loan Documents” means, for any Mortgage Loan, all documents in the possession of Sellers or their custodians or other agents pertaining to such Mortgage Loan, including originals of the Mortgage Note, the mortgage or deed of trust and all assignments of the mortgage or deed of trust, all endorsements and allonges to the Mortgage Note, the title insurance policy with all endorsements thereto, any security agreement and financing statements, any account agreements, and any assignments, assumptions, modifications, continuations or amendments to, or affidavits of lost documents relating to, any of the foregoing.

“Mortgage Loan Schedule” has the meaning specified in Section 4.9(a).

“Mortgage Loan” means any U.S. individual residential (one-to-four family) mortgage loan or other extension of credit secured by a Lien on U.S. real property of a borrower originated, purchased or serviced by a Seller or any Affiliate Seller (which, for avoidance of doubt, may be a charged-off Mortgage Loan).

“Mortgage Note” means, with respect to a Mortgage Loan, a promissory note or notes, a loan agreement or other evidence of Indebtedness with respect to such Mortgage Loan, secured by a mortgage or mortgages or a deed or deeds of trust, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Servicing” means all right, title and interest of Sellers in and to:

(A)	With respect to Agency Loans:

(i) the right to service (including primary servicing and master servicing) Agency Loans under the Agency Contracts and Servicing Agreements, including the right to receive the Servicing Compensation;

(ii) the related servicing obligations as specified in the Agency Contracts and Servicing Agreements, including the obligations to administer and collect the payments of or relating to Agency Loans and to remit all amounts and provide information reporting to others;

(iii) the right of ownership, possession, control and use of any and all Servicing Files and Mortgage Loan Documents pertaining to the servicing of Agency Loans as provided in the Agency Contracts and Servicing Agreements;

(iv) the rights with respect to, and obligations to make, and right to reimbursement for any Servicing Advances with respect to such Agency Loans;

(v) the “clean-up call” right, if any, to purchase Agency Loans upon the aggregate principal balance thereof being reduced below a specified amount to the extent provided for in the Agency Contracts and Servicing Agreements;

(vi) any interest on escrow payments, Servicing Escrow Accounts or Servicing Custodial Accounts allowed by law or other similar payments or accounts with respect to the serviced Agency Loans to which the master servicer or servicer of the serviced Agency Loans is entitled and any amounts actually collected by Sellers with respect thereto;

(vii) all accounts and other rights to payment related to any of the property described in this definition, including, any rights that Seller may have as master servicer or servicer to any accounts established pursuant to the Servicing Agreements and any rights to direct the disposition, disbursement, distribution or investment of amounts deposited therein;

(viii) all other rights, powers, privileges and obligations of any Seller as Servicer under the Agency Contracts and Servicing Agreements.

(B)	With respect to Private Investor Loans and Other Serviced Loans:

(i) the right to service (including primary servicing and master servicing) Private Investor Loans and Other Serviced Loans under the relevant Servicing Agreements, including the right to receive Servicing Compensation;

(ii) the servicing fee and master servicing fee (if any) set forth in each related Servicing Agreement and the related Mortgage Loan Schedule;

(iii) the rights with respect to, and obligations to make, and right to reimbursement for any Servicing Advances with respect to such Private Investor Loans and Other Serviced Loans;

(iv) all rights of Sellers (to the extent owned by Sellers) to exercise “cleanup calls” and optional repurchase rights relating to delinquent Mortgage Loans as set forth in the applicable Servicing Agreements;

(v) all agreements or documents creating, defining or evidencing any such master servicing and servicing rights to the extent they relate to the rights of Sellers as master servicer or servicer thereunder;

(vi) any interest on escrow payments, Servicing Escrow Accounts or Servicing Custodial Accounts allowed by law or other similar payments or accounts with respect to the Serviced Mortgage Loans to which the master servicer or servicer of the Serviced Mortgage Loans is entitled and any amounts actually collected by Sellers with respect thereto;

(vii) all accounts and other rights to payment related to any of the property described in this definition, including, any rights that Seller may have as master servicer or servicer to any accounts established pursuant to the Servicing Agreements and any rights to direct the disposition, disbursement, distribution or investment of amounts deposited therein;

(viii) the nonexclusive right to possess and use any and all Servicing Files, Mortgage Loan Documents, servicing records, data tapes, computer records, or other information pertaining to the Private Investor Loans and Other Serviced Loans and relating to the past, present or prospective master servicing or servicing of the Private Investor Loans and Other Serviced Loans to the extent of Sellers’ rights under the Servicing Agreements; and

(ix) all other rights, powers, privileges and obligations of any Seller as Servicer of Private Investor Loans and Other Serviced Loans, including any Seller duties as a REMIC Administrator.

“Mortgage Servicing Rights,” or “MSRs,” means financial assets representing the economic value to Sellers of Mortgage Servicing, including Servicing Compensation.

“Mutual Release” means a mutual release in the form set forth in Exhibit 9 hereto.

“Necessary Consent” has the meaning specified in Section 2.6.

“Non-Lagging Defaulted Loan” means a Fannie Mae or Freddie Mac Agency Loan serviced by the Sellers as of the Closing Date, with respect to which the date occurring 90 days prior to the expiration of the applicable foreclosure timeframe published by the applicable Agency as of the date of this Agreement and as set forth on Schedule 1.1 occurs after the Closing Date.

“Optional Products” means any life, accidental death or accident and health (disability) insurance or other optional products (including payment products, such as Paymap) purchased or obtained by a mortgagor in connection with a Mortgage Loan.

“Order” means, with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any Government Entity affecting such Person or any of its properties.

“Ordinary Course of Business” means the ordinary course of business of the Business during the six months immediately preceding the date of this Agreement including compliance with the Agency Special Requirements, as modified from time to time in order to comply with the Consent Order, the DOJ/AG Settlement and any other change required by any Government Entity or MERS, and, from and after the Petition Date, in accordance with the Budget.

“Organizational Documents” means: (i) with respect to a limited partnership, the certificate of limited partnership, limited partnership agreement and subscription agreements with such partnership’s partners then in effect; (ii) with respect to a limited liability company, the certificate of formation, limited liability company agreement, operating agreement and subscription agreements with such company’s members then in effect; (iii) with respect to a corporation, the articles or certificate of incorporation and by-laws of such corporation then in effect; and (iv) with respect to any other entity, comparable organizational documents of such entity, in each case, as then in effect.

“Other Purchased Assets” means the assets to be acquired by Purchaser set forth on Schedule L-1 hereto.

“Other Serviced Loans” means Mortgage Loans (other than Agency Loans or Private Investor Loans) and other secured and unsecured loans, whether or not securitized, owned by an Investor or a Seller and serviced by a Seller (as master servicer, servicer or otherwise), the servicing of which is intended to be transferred hereunder, as set forth on Schedule I hereto.

“Owned Real Property” means the U.S. real property that is owned by a Seller, as set forth on Schedule H hereto, and that is being sold, conveyed and transferred to Purchaser pursuant to this Agreement. Owned Real Property does not include any REO Property.

“Owned Transferred IP” has the meaning specified in the definition of “Transferred Intellectual Property.”

“Permits” means permits, concessions, grants, franchises, licenses, variances, exemptions, exceptions, clearances, registrations, qualifications, filings and other authorizations and approvals required or issued by any Government Entity and Related to the Business.

“Permitted Liens” means (i) with respect to Owned Real Property, all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance provided to Purchaser prior to the date of this Agreement or disclosed in title search reports made available by Sellers to Purchaser prior to the date of this Agreement; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings or the making of appropriate demands, notices or filings; provided that an appropriate reserve is established therefor against the carrying amount of the related assets; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business and the amount or validity of which is being contested in good faith by appropriate proceedings or the making of appropriate demands, notices or filings; provided that an appropriate reserve is established therefor against the carrying amount of the related assets; (iv) with respect to Owned Real Property, minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property; (v) with respect to Leased Real Property, statutory landlord’s Liens under leases to which any Seller is a party; (vi) with respect to Real Property, requirements and restrictions of zoning, building and other similar Laws that are not violated in any material respect by the current use or occupancy of the Real Property or the activities conducted thereon as of the date of this Agreement; (vii) rights granted to any licensee of any Transferred Intellectual Property in the Ordinary Course of Business; (viii) Liens on equipment registered under the Uniform Commercial Code as adopted in any applicable state or similar legislation in other jurisdictions by any lessor or licensor of assets to a Seller (in respect of the Business) or in respect of the purchase price therefor (it being understood that all such Liens shall be discharged or released at the Closing); and (ix) Liens that will be and are discharged or released either prior to, or simultaneously with the Closing; provided that, except in the case of clause (ii), such exceptions (a) do not render title to the property encumbered thereby unmarketable and (b) do not, individually or in the aggregate, materially detract from the value or use of such property for its current purposes.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Government Entity or other entity or organization.

“Petition Date” has the meaning specified in the preamble.

“Petitions” has the meaning specified in the preamble.

“Plan” means any (i) deferred compensation, bonus, retention, severance, termination pay, or incentive compensation plan, program, agreement or arrangement; (ii) stock purchase, stock bonus, stock option, restricted stock, phantom stock or other equity or equity-based compensation plan, program, agreement or arrangement; (iii) medical, surgical, vision, dental, disability, hospitalization, life insurance or other “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA); (iv) retirement, profit-sharing, savings or other “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA); (iv) employment, consulting, retention, change in control, termination or severance agreement; or (v) other employee benefit plan, fund, program, agreement or arrangement, in each case, (A) adopted by or contributed to by any Seller with respect to any Business Employee, (B) with respect to which any Seller and any Business Employee is a party, or (C) with respect to which any Seller has any Liability with respect to any Business Employee or Purchaser could have any Liability.

“Post-Closing Pipeline” means Mortgage Loans to be originated and closed pursuant to the Consumer Lending Platform in respect of applications registered by the Sellers in accordance with the Sellers’ customary procedures as of the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or the allocable portion of a Straddle Period) ending on or before the close of business on the Closing Date.

“Private Investor” means a Seller or any person other than an Agency that owns Mortgage Loans master serviced, serviced or subserviced by Sellers pursuant to a Servicing Agreement.

“Private Investor Loans” means Serviced Mortgage Loans, other than Agency Loans or Other Serviced Loans, identified on the Mortgage Loan Schedule, the Cut-off Date Mortgage Loan Schedule or the Closing Date Mortgage Loan Schedule, as applicable.

“Private Investor Servicing Agreements” means, with respect to any Private Investor Loans, the applicable private investor servicing agreement, sale and servicing agreement, servicing agreement, subservicing agreement or other agreement, other than an Agency Contract, pursuant to which a Seller services a Serviced Mortgage Loan, as listed on Schedule E hereto.

“Privileged Documents” has the meaning specified in Section 2.4.

“PSA Amendment” means (a) an amendment to the provisions of any Servicing Agreement that relates to the replacement of the Servicer or the assignment or transfer of Mortgage Servicing responsibility, which amendment is determined by the Sellers and Purchaser to be reasonably necessary or appropriate to be entered into in connection with obtaining the Agency Consents, (b) an amendment permitting Purchaser to sell, transfer or assign the right to all or a portion of Servicing Compensation and other compensation payable to the servicer or master servicer or to any other Person and (c) any amendment to the terms of any Servicing Agreement, to cause such Servicing Agreement to be deemed an Eligible Servicing Agreement.

“Purchase Price” has the meaning specified in Section 3.1(a).

“Purchase Price Adjustment Statement” has the meaning specified in Section 3.2(a).

“Purchased Assets” has the meaning specified in Section 2.1.

“Purchased Mortgage Servicing” means all of Sellers’ Mortgage Servicing in respect of Agency Loans, Private Investor Loans and Other Serviced Loans.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Group Member” has the meaning specified in Section 11.1(a).

“Purchaser Payable Cure Amount” means an amount equal to 50% of the Cure Amount, but in any event subject to the Purchaser Payment Cap.

“Purchaser Payment Cap” has the meaning set forth in Section 6.25.

“Qualified Employment Offer” has the meaning set forth in Section 6.7(c).

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Leases” means the real property leases, subleases, licenses or other agreements in which the Sellers are lessees or licensees, and subleases, sublicences or other agreements in which Sellers are sublessees or sublicensees (or sublessors or sublicensors) that may be assumed by Purchaser pursuant to this Agreement as set forth on Schedule H hereto.

“Related to the Business” means required for, held for, or used in the conduct of the Business as conducted by Sellers in the Ordinary Course of Business.

“REMIC” means a real estate mortgage investment conduit within the meaning of Section 860D(a) of the Tax Code or any other entity or arrangement that has purported to be a real estate mortgage investment conduit under Section 860D(a) of the Tax Code irrespective of whether such entity or arrangement qualifies as a REMIC under Section 860D(a) of the Tax Code.

“REMIC Administrator” means the person designated as such under the terms of the documents governing the creation and administration of any REMIC, and generally having the duty to prepare and file tax returns on behalf such REMIC and to perform tax compliance and administrative duties with respect to such REMIC.

“REMIC Regular Interest” means a regular interest, as defined in Section 860G(a)(1) of the Tax Code, in a REMIC, or any interest that has been represented or otherwise held out to be a regular interest in a REMIC irrespective of whether such interest qualifies as a regular interest in a REMIC as defined in Section 860G(a)(1) of the Tax Code.

“REMIC Residual Interest” means a residual interest, as defined in Section 860G(a)(2) of the Tax Code, in a REMIC, or any interest that has been represented or otherwise held out to be a residual interest in a REMIC irrespective of whether such interest qualifies as a residual interest in a REMIC as defined in Section 860G(a)(2) of the Tax Code.

“REO Property” means real property acquired under servicing agreements, whether or not Servicing Agreements, through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise in connection with the default or imminent default of a Mortgage Loan.

“ResCap” has the meaning specified in the preamble.

“Retained Liabilities” means any and all Liabilities of any kind or nature whatsoever of a Seller or any of its Affiliates (other than any Assumed Liabilities), including any Liabilities arising under, in connection with or otherwise related to

(a) any action, inaction, event, state of facts, circumstance or condition occurring or failing to occur, or existing or failing to exist, on or prior to the Closing Date and any third-party Claim or defense relating thereto, regardless of when asserted, including any Claim or defense that is not discharged in the Bankruptcy Case, as a result of the operation of Section 363(o) of the Bankruptcy Code or otherwise;

(b) the Cure Amount;

(c) any financial penalties under the Consent Order or the DOJ/AG Settlement and except as expressly provided in this Agreement, any other payments, Claims and Liabilities under the Consent Order or the DOJ/AG Settlement;

(d) except as specifically provided in Section 6.7,

(i) any Plan or other employee benefit or compensation plan, policy, program, agreement or arrangement, including any employment, retention, change in control, severance or similar agreement;

(ii) salaries, wages, bonuses, vacation or severance pay or other compensation, payments or benefits earned, accrued or arising prior to or in connection with the Closing Date or in connection with the Closing, including any such payments or benefits due on account of a Business Employee’s termination of employment;

(iii) Title IV of ERISA;

(iv) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA;

(v) COBRA;

(vi) any Transferred Employee with respect to any period or event occurring prior to the date on which he or she becomes an employee of Purchaser or one of its Affiliates;

(vii) any former or current, active or inactive, employee, officer, agent, consultant, independent contractor or subcontractor of any Seller with respect to any period;

(viii) any employment-related grievance or any claim with respect to any personal injuries sustained in connection with the employment or retention of a Person by any Seller, including workers’ compensation or disability, regardless of when such claim is made or asserted; or

(ix) WARN;

(e) any and all lawsuits or governmental examinations, audits or investigations commenced and claims made or pertaining to the period prior to the Closing Date (including any and all class actions, qui tam claims, False Claims Act litigation or other similar litigation);

(f) the origination or securitization of Mortgage Loans by Sellers or any Affiliate of Sellers, including repurchase obligations relating thereto;

(g) any act or omission of any originator, holder or servicer of Mortgage Loans occurring prior to the Closing Date;

(h) any Liability related to an Excluded Asset;

(i) any Tax Liabilities with respect to the Business for any Pre-Closing Tax Period;

(j) the Agency Special Requirements; and

(k) any applicable compensatory fees for any Fannie Mae or Freddie Mac Agency Loan that is not an Assumed Liability.

“RFC” has the meaning specified in the preamble.

“Sale Approval Order” means a Final Order or Final Orders of the Bankruptcy Court issued pursuant to sections 105, 363, and 365 of the Bankruptcy Code, in substantially the form set forth in Exhibit 3 hereto, authorizing and approving, among other things, (i) the sale, transfer and assignment of the Purchased Assets to Purchaser in accordance with the terms and conditions of this Agreement, free and clear of all Claims and Liens, (ii) the assumption and assignment of the Assumed Contracts in connection therewith and as a part thereof and the fixing of the Cure Amounts with respect to the Assumed Contracts, (iii) that except for the Purchaser Payable Cure Amount, the Purchaser shall not be liable for any Cure Amount or otherwise obligated to cure any defaults, known or unknown, arising prior to Closing under any Assumed Contract (whether or not such Assumed Contract is an Assumed Pre-Petition Contract) and (iv) that Purchaser is a good faith purchaser entitled to the protections of Section 363(m) of the Bankruptcy Code.

“Sale Hearing” has the meaning specified in the Sale Procedures Order.

“Sale Motion” means the motion filed by Sellers with the Bankruptcy Court for the approval of the Sale Procedures Order and the Sale Approval Order, in form and substance reasonably satisfactory to Purchaser, and Sellers.

“Sale Procedures” means the Sale Procedures substantially in the form set forth in Exhibit 4, as such procedures may be amended and approved in the Sale Procedures Order and in form and substance reasonably satisfactory to Purchaser.

“Sale Procedures Order” means a Final Order of the Bankruptcy Court, in the form set forth in Exhibit 5, with modifications, if any, to be in form and substance reasonably satisfactory to Purchaser that, among other things, approves the Assumed Contracts Procedures and the Sale Procedures.

“Schedule of Purchased Assets and Assumed Liabilities” means the schedule setting forth the Book Value of the Purchased Assets and the greater of Book Value or nominal value of the Assumed Liabilities, calculated in accordance with the Transaction Accounting Principles as of the date specified therein, as attached as Schedule C.

“SEC” means the Securities and Exchange Commission.

“Section 6.16 Amendment” has the meaning set forth in Section 6.16.

“Seller/Servicer Guides” means the (i) seller and servicer guides utilized by the Agencies and other Investors to whom Sellers have sold Mortgage Loans and/or for which Sellers service Mortgage Loans and (ii) the manuals, guidelines and related employee reference materials utilized by Sellers to govern their relationships under which Mortgage Loans originated directly by Sellers are made.

“Sellers” has the meaning specified in the preamble.

“Separation Services” has the meaning specified in Section 6.28.

“Serviced Mortgage Loan” means any Mortgage Loan for which a Seller is acting as Servicer under a Servicing Agreement or providing services under an ETS Contract and any REO Property resulting from the foreclosure or other liquidation of such a Mortgage Loan.

“Serviced Mortgagor” means the obligor(s) (including any lessee(s), borrower(s) or guarantor(s)) under a Mortgage Loan for which any Seller is acting as Servicer.

“Servicer” means the Person responsible for performing loan servicing functions (including primary servicing and master servicing) with respect to a Mortgage Loan under the applicable Servicing Agreement.

“Servicing Advance Schedule” has the meaning specified in Section 4.9(c).

“Servicing Advances” means, with respect to each Agency Loan, Private Investor Loan or Other Serviced Loan, the aggregate outstanding amount that, as of any date of determination, has been advanced directly by Sellers from their own funds or from funds advanced under any loan facility (but not with funds borrowed from any custodial or other accounts under a Servicing Agreement) in connection with servicing (including master servicing) of such Mortgage Loans in accordance with the applicable Servicing Agreements for which Sellers have a right of reimbursement under the applicable Servicing Agreement, including with respect to principal, interest, Taxes, insurance premiums, corporate and other advances and all accrued but unpaid interest thereon as permitted by Applicable Requirements and the applicable Servicing Agreement, including in each case the right to reimbursement for, and enforce payment of, such Servicing Advances. For the avoidance of doubt, “Servicing Advances” shall not include any HELOC draws.

“Servicing Agreements” means all Contracts pursuant to which any Seller provides servicing, including primary servicing or master servicing and related activities (including duties as a REMIC Administrator), and includes the Agency Contracts listed on Schedule F, and the Private Investor Servicing Agreements and Servicing Agreements for Other Serviced Loans, in each case as listed on Schedule E.

“Servicing Compensation” means any servicing fees and other compensation, including any Ancillary Income and any excess servicing spread that a servicer is entitled to receive, collect or retain as Servicer with respect to a Mortgage Loan or otherwise under any Servicing Agreement and any compensation payable to ETS under an ETS Contract.

“Servicing Custodial Account” means each trust account or bank account maintained by a Seller, as Servicer, pursuant to a Servicing Agreement, for the benefit of an Investor or an ETS Customer.

“Servicing Escrow Accounts” means those accounts established and maintained by a Seller with commercial banking institutions or savings and loan associations under Applicable Requirements or the provisions of Servicing Agreements (other than Servicing Custodial Accounts) for (i) the deposit and retention of all collections of taxes, assessments, ground rents, hazard and mortgage insurance or comparable items on account of Mortgage Loans; (ii) the deposit and retention of buydown funds on account of Mortgage Loans, and (iii) all other escrow or similar accounts maintained by a Seller with respect to Mortgage Loans.

“Servicing File” means, for each Mortgage Loan, copies of such Mortgage Loan Documents and all other documents, files and other items related thereto required to be maintained by the Servicer pursuant to the applicable Servicing Agreement or ETS pursuant to the applicable ETS Contracts and, if not specifically set forth in the applicable Servicing Agreement or ETS Contract, pursuant to the servicing standard identified in such Servicing Agreement or ETS Contract, respectively.

“Servicing Transfer Agreement” means the agreement to be entered into between Purchaser and Sellers containing the terms and conditions for the transfer by Sellers to Purchaser of the Purchased Mortgage Servicing and Servicing Advances, pursuant to Section 9.1.

“Severance Threshold” means an amount equal to the lesser of (i) 70% in value of the aggregate severance benefits that would otherwise be payable as of the Closing Date if no Business Employee were offered employment by Purchaser or the Walter Entity and (ii) $34.7 million.

“Shared Services Agreement” means the Shared Services Agreement dated May 13, 2012 between AFI and ResCap, attached hereto as Exhibit 8.

“Software” means (a) all computer and computer network software, firmware, programs, applications and databases in any form, including any content or other information associated or used therewith, along with all source code, object code, operating systems, specifications, data, database management code, utilities, libraries, scripts, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, data formats and all other code and documentation, whether in human readable form or otherwise, and all copies of the foregoing in any and all formats or media, in each case owned by or licensed to Sellers or any Affiliate Seller and only to the extent Related to the Business; and (b) with respect to the foregoing items, all versions, updates, corrections, enhancements and modifications thereto.

“Software Contracts” means Contracts to which Sellers or any Affiliate Sellers are party respecting the ownership, license, acquisition, design, development, distribution, marketing, development, use, outsourcing or maintenance of Software, in each case Related to the Business.

“State Agency” means any state agency or regulatory authority with authority to regulate the activities of Sellers relating to the origination or servicing of Mortgage Loans determine the servicing requirements with regard to Mortgage Loan origination, purchasing, servicing, master servicing or certificate administration performed by Sellers, or to otherwise participate in mortgage lending.

“Straddle Period” means any taxable period that includes (but not end on) the Closing Date.

“Sublease Agreement” means any sublease agreement to be entered into between Purchaser as sublessor and the applicable Seller as sublessee with respect to any of the Leased Real Property located at the locations set forth on Schedule H.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

“Tax” or “Taxes” means all (i) taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign Government Entity, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, any amounts attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns, (ii) liability for the payment of any Taxes as a result of being or having been on or before the Closing Date a member of an affiliated, consolidated, combined or unitary group or other association, and (iii) any transferee or secondary Liability in respect of Taxes, and, in each case, any interest or penalty thereon or addition thereto, whether disputed or not.

“Tax Code” means the Internal Revenue Code of 1986, as amended.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto or amendment thereof.

“Technical Documentation” means all technical and descriptive materials (other than Inventory) relating to the acquisition, design, development, use, or maintenance of computer code and Computer Equipment.

“Termination Date” has the meaning specified in Section 11.1(b).

“Texas Data Center Interest” means the 51% interest in the Lewisville, Texas leased real property assigned by GMAC Mortgage to AFI pursuant to the Assignment of Leasehold Interest dated May 9, 2012 between GMAC Mortgage and AFI.

“Title Company” means Chicago Title Insurance Company.

“Title Documents” has the meaning specified in Section 6.12.

“Title IV Plan” means an employee pension benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Tax Code.

“Trade Secrets” has the meaning specified in the definition of “Intellectual Property.”

“Trademarks” has the meaning specified in the definition of “Intellectual Property.”

“Transaction Accounting Principles” means prepared in accordance with GAAP on a consistent basis and measured and calculated using the same accounting principles, practices, methodologies and policies used in the preparation of the Historical Financial Statements, the Schedule of Purchased Assets and Assumed Liabilities, but subject to and in accordance with Schedule 3.1(a). Calculations pursuant to the Transaction Accounting Principles shall be subject to customary year-end closing processes and adjustments regardless of whether the Closing occurs on a year end, and may take into account all information relevant to the financial condition of the Business on the Closing Date regardless of whether such information was obtained or available on the Closing Date or otherwise. Without limiting the foregoing, all amounts shall be derived from the accounting records of ResCap using consistent accounts and subaccounts reflected in the preparation of the Historical Financial Statements and the Schedule of Purchased Assets and Assumed Liabilities.

“Transfer Taxes” means any federal, state, county, local, foreign and other excise, sales, use, value added, transfer (including real property transfer or gains), conveyance, stamp, documentary transfer, filing, recording or other similar Tax, fee or charge, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement.

“Transferred Employee” has the meaning specified in Section 6.7(c).

“Transferred Employee List” has the meaning specified in Section 6.7(a).

“Transferred Intellectual Property” means all the Intellectual Property Related to the Business owned by (“Owned Transferred IP”), or licensed to (“Licensed Transferred IP”), any Seller or any Affiliate Seller in each case except as set forth on Schedule Q.

“Transferred IP Assignment Agreement” means one or more assignment agreements to be executed by and between Sellers and Purchaser in respect of Transferred Intellectual Property, in a customary form as mutually agreed between Sellers and Purchaser.

“Transferred IT Assets” means the IT Assets other than the IT Assets set forth on Schedule Q.

“Transferred Rights and Claims” has the meaning specified in Section 2.1(l).

“Transition Services Agreement” has the meaning specified in Section 6.20(c).

“VA” means the Department of Veteran Affairs of the United States of America, or any successor thereto.

“Walter Assets” means (i) Purchased Mortgage Servicing Rights in respect of Fannie Mae Agency Loans, the Servicing Advances in respect thereof, and rights to receive Servicing Compensation related thereto, including Servicing Compensation that is accrued and unpaid as of the Closing Date, (ii) the Interim Servicing Addendum to the Mortgage Selling and Servicing Contract, dated August 10, 2007, between Fannie Mae and GMAC Mortgage, the Servicing Advances in respect thereof and rights to receive Servicing Compensation related thereto, including Servicing Compensation that is accrued and unpaid as of the Closing Date and (iii) all assets including (w) all plant, property and equipment, employees and intellectual property (hardware and software) relating to the Consumer Lending Platform, (x) the WALT system, Eclipse, loan optimizer and any and all Intellectual Property- related to the Consumer Lending Platform and/or Business Lending, (y) other assets relating to residential mortgage loan originations and capital markets platforms as described in the Confidential Information Memorandum dated June 23, 2012 and (z) such other assets as shall be agreed among Purchaser, Sellers and the Walter Entity.

“Walter Assignment” has the meaning specified in Section 6.15.

“Walter Entity” means Walter Investment Management Corporation or one of its Affiliates.

“WARN” means the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law (including, for the avoidance of doubt, the California Worker Adjustment and Retraining Notification Act, as amended).

“Whole Loans” means the Mortgage Loans and any collateral, insurance, guaranty or other credit support arrangement related thereto.

Section 1.2 Interpretation. For purposes of this Agreement:

(a) The headings preceding the text of Articles and Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement.

(b) The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement.

(c) The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.

(d) Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement. Reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

(e) Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.

(f) Underscored references to Articles, Sections, paragraphs, clauses or Exhibits shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereby,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Schedule or Exhibit to, this Agreement.

(g) All references to amounts denominated in dollars shall mean U.S. dollars, except where specifically noted otherwise.

(h) Whenever any payment hereunder is to be paid in “cash,” payment shall be made in U.S. dollars and the method for payment shall be by wire transfer of immediately available funds.

(i) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(j) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(k) Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth herein, at the Closing, Sellers shall sell, convey, transfer, assign and deliver (or cause to be sold, conveyed, transferred, assigned and delivered) to Purchaser, and Purchaser shall purchase from Sellers, all of Sellers’ right, title and interest in, to and under the following assets as they exist on the Closing Date (collectively, the “Purchased Assets”), whether tangible or intangible, real, personal or mixed, Related to the Business, in each case free and clear of all Claims and Liens except Permitted Liens, as approved for sale, transfer and assignment pursuant to the Sale Approval Order:

(a) the Purchased Mortgage Servicing and rights to receive Servicing Compensation related thereto, including Servicing Compensation that is accrued and unpaid as of the Closing Date;

(b) except as provided in Section 2.15, the Servicing Advances outstanding as of the Closing Date;

(c) subject to Schedule M, the Ginnie Mae Loans;

(d) the Owned Transferred IP and Licensed Transferred IP;

(e) the Books and Records;

(f) copies of all Tax Returns and related books, records and workpapers filed by or on behalf of any REMIC as to which a Seller is REMIC Administrator (and the duties of which in that capacity the Purchaser will assume), together with all information technology or software in Sellers’ possession related to the performance of the duties of the REMIC Administrator, including any such information technology or software used to assemble or supply information needed to be provided to any third-party service provider engaged by the REMIC Administrator to perform any or all of its duties on its behalf;

(g) all REMIC Residual Interests representing a De Minimis Interest in the residual interests of the related REMIC and required to be held by Purchaser as the REMIC Administrator of such REMIC;

(h) the Fixtures and Equipment;

(i) the Transferred IT Assets;

(j) the Owned Real Property, including, to the extent transferable, all easements, Government Authorizations and other rights and interests appurtenant thereto;

(k) certain other assets listed on Schedule L-1;

(l) credits, prepaid expenses, deferred charges, security deposits, prepaid items and duties to the extent related to a Purchased Asset or an Assumed Liability; Schedule L-2 sets forth all such items for which the amount is at least $100,000 as of the date of this Agreement;

(m) the causes of action, lawsuits, judgments, refunds, choses in action, rights of recovery, rights of set-off, rights of recoupment, demands and any other rights or Claims related to the Purchased Assets, the Assumed Liabilities and any foreclosure, recovery and other loss mitigation activities related to the Business, and, with respect to the Transferred Employees and any vendors (other than AFI and its Affiliates) with whom any of the Sellers have conducted business in the year prior to the Closing and with whom Purchaser will continue to engage in connection with the operation of the Business following the Closing (including, for the avoidance of doubt, any vendor that is a party to an Assumed Contract), all preference or avoidance claims and actions of any of the Sellers related thereto, including any such claims and actions arising under sections 544, 547, 548, 549, and 550 of the Bankruptcy Code (provided that, for the avoidance of doubt, Sellers shall be entitled to participate in the defense of any counterclaim that does not constitute an Assumed Liability) (the “Transferred Rights and Claims”);

(n) all rights of and benefits accruing under the Assumed Contracts and the Purchased Assets;

(o) all telephone or facsimile numbers used by Sellers in connection with the Business, which, for the sake of clarity, does not include such numbers for Sellers’ business locations or individuals that are not transferring to Purchaser pursuant to this Agreement;

(p) to the extent permitted by Law, all Permits held by Sellers to the extent primarily Related to the Business or the Purchased Assets;

(q) all signage, marketing materials, art and collectables relating to the Business;

(r) all rights to receive mail and other communications addressed to Sellers that pertains to the Business or the Purchased Assets, including any mail and communications from Serviced Mortgagors, Investors, ETS Customers, trustees, customers, suppliers, distributors and their respective representatives;

(s) all client lists, customer lists, supplier lists, mailing lists, do not call lists and other data Related to the Business, including service and warranty records, operating guides and manuals, studies, and correspondence (electronic or otherwise);

(t) to the extent transferable, all rights under insurance policies and insurance proceeds directly relating to Mortgage Loans serviced pursuant to any Servicing Agreement, all bank accounts, other accounts, safe deposit boxes, lock boxes and safes Related to the Business, and the responsibility for all cash and cash equivalents held in or required to be held in such accounts as identified in clause (i) of Section 2.3(a) (exclusive of the parenthetical reference to investment income);

(u) to the extent transferable, all guaranties, warranties, indemnities and similar rights in favor of any Seller or any Affiliate Seller to the extent Related to the Business or related to any Purchased Asset or Assumed Liability; and

(v) the goodwill and other intangible assets Related to the Business or related to the Purchased Assets.

Section 2.2 Assignment of Contracts, Leases and Other Assets. On the terms and subject to the conditions set forth in this Agreement and any applicable Ancillary Agreement, each Seller will assign and transfer to Purchaser, effective as of the Closing Date, all of Sellers’ right, title and interest in, to and under, and Purchaser will assume, the following Contracts, as approved for sale, transfer and assignment pursuant to the Sale Approval Order (all of the following collectively are referred to herein as the “Assumed Contracts” and included in the term “Purchased Assets” as used herein):

(a) the Real Property Leases;

(b) except as provided in Section 2.15, the Servicing Agreements;

(c) the Intellectual Property Licenses;

(d) the Software Contracts;

(e) other Contracts to which any Seller is a party and that are Related to the Business, as set forth on Schedule O, but excluding (i) any Plan to the extent not assumed by Purchaser pursuant to Section 6.7 and (ii) the Consent Order and the DOJ/AG Settlement Agreement; and

(f) Contracts that are solely Related to the Business entered into or made by any Seller in the Ordinary Course of Business after the date of this Agreement and before the Closing Date in accordance with the terms of this Agreement (provided that Sellers shall have furnished Purchaser a true, correct and complete copy of each such Contract promptly following the execution and delivery thereof).

Section 2.3 Excluded Assets. Notwithstanding anything herein to the contrary, Sellers will not sell, assign, convey, transfer or deliver to Purchaser, and Purchaser will not purchase, acquire or assume or take assignment or delivery of, any and all assets, Contracts or rights that are not expressly Purchased Assets or Assumed Contracts, whether tangible, real, personal or mixed (collectively, the “Excluded Assets”). For the avoidance of doubt, Excluded Assets include the following:

(a) all cash and cash equivalents, including (i) all restricted cash, amounts held in Servicing Escrow Accounts and Servicing Custodial Accounts pursuant to Applicable Requirements or Servicing Agreements (which, for the avoidance of doubt, will be transferred pursuant to the Servicing Transfer Agreement and are not assets of Sellers except to the extent such cash represents investment income related to such accounts, which investment income constitutes Ancillary Income), (ii) the Cash Deposit, (iii) cash and cash equivalents on deposit in bank accounts maintained in accordance with the DIP Financing Agreements and cash received by Sellers that is or was required to be deposited into accounts maintained pursuant to the DIP Order (the “DIP Cash Proceeds”), but excluding in all cases cash flows under any Servicing Agreement or any net cash flow generated by operation of the Business on or after the Closing Date;

(b) all Mortgage Loans, including first and second lien mortgage loans, Whole Loans, pipeline loans and HELOCs owned or held by Sellers that are not specifically identified as Purchased Assets;

(c) all trading securities and available for sale securities;

(d) all REO Property owned by a Seller in its corporate capacity;

(e) all Contracts or other instruments that are considered derivatives;

(f) any asset or class of assets excluded from the defined terms set forth in Sections 2.l and 2.2 by virtue of the limitations expressed or implied therein;

(g) all causes of action, lawsuits, judgments, claims, refunds, choses in action, rights of recovery, rights of set-off, rights of recoupment, demands and any other rights or Claims of any nature other than the Transferred Rights and Claims, including any Claims relating to early payment default claims and any and all defenses and counterclaims relating to acts or omissions under the Assumed Contracts that occurred before the Closing;

(h) any of the rights of Sellers under this Agreement or any agreements between any Seller and Purchaser or any of its Affiliates entered into on or after the date of this Agreement;

(i) the Consent Order, the DOJ/AG Settlement and the Contracts, including rights and licenses thereunder; and other assets Related to the Business set forth on Schedule Q;

(j) all shares or equity interests in any Subsidiaries or Affiliates of the Sellers;

(k) any and all other assets, whether tangible or intangible, real, personal or mixed, including Intellectual Property, rights or other items that are not Related to the Business;

(l) the Purchase Price;

(m) all rights, claims and causes of action relating to any Excluded Asset or any Retained Liability;

(n) Tax refunds, Tax credits and other Tax benefits relating to Taxes imposed on any Seller or Affiliate Seller or Taxes for which any of them is liable;

(o) all Tax Returns (including working papers), all Books and Records relating to outstanding litigation and ongoing discovery and e-discovery obligations of any Seller and Affiliate Seller and all Books and Records that Sellers are required by Law to retain, other than copies of such Tax Returns, Books and Records, and obligations as may relate to Tax Returns filed by a Seller as REMIC Administrator by or on behalf of any REMIC, and the duties of which in that capacity the Purchaser will assume;

(p) REMIC Regular Interests and REMIC Residual Interests, other than any REMIC Residual Interest representing a De Minimis Interest in the residual interests of the related REMIC and required to be held by Purchaser as the REMIC Administrator of such REMIC;

(q) all rights, demands, Claims, actions and causes of action constituting avoidance actions of Sellers’ estates under Chapter 5 of the Bankruptcy Code, and any other applicable provisions of the Bankruptcy Code, including any and all proceeds of the foregoing;

(r) other than as set forth in Section 2.1(m), all rights, demands, Claims, causes of action, objections and defenses of Sellers and its Affiliates under sections 502 and 503 of the Bankruptcy Code and Bankruptcy Rule 3007 with respect to the assertion or defense of any claims that may be filed against Seller and any of its Affiliates that will file a petition for relief under the Bankruptcy Code;

(s) except as provided in Section 6.7, any Plan;

(t) other than as set forth in Section 2.1, all insurance proceeds that Sellers have a right to receive as of the Closing or that relate to events, circumstances or occurrences prior to the Closing (which, for the avoidance of doubt, includes the proceeds of insurance policies providing coverage for errors and omissions or for directors, officers and employees, whether such policies are held by AFI or by one or more of the Sellers);

(u) all Privileged Documents;

(v) any Contracts excluded from Assumed Contracts pursuant to Section 2.15; and

(w) the assets specifically identified on Schedule Q;

Section 2.4 Post-Closing Asset Deliveries. If any Seller or Purchaser, in its reasonable discretion, determines after the Closing that any Books and Records or other materials or assets constituting Purchased Assets are still in the possession of such Seller or any

Affiliate Seller, such Seller shall, or shall cause such Affiliate Seller to, promptly deliver them to Purchaser at no additional cost or expense to Purchaser. If any Seller or Purchaser, in its reasonable discretion, determines after the Closing that Books and Records or other materials or assets constituting Excluded Assets were delivered to Purchaser in error, Purchaser shall promptly return them to the applicable Seller at Sellers’ sole cost and expense. In furtherance and not in limitation of the foregoing (and notwithstanding any provision in this Agreement to the contrary), each of Sellers and Purchaser acknowledges and agrees that it is neither Sellers’ nor Purchaser’s intention to sell, assign or transfer possession of any documents or communications of Sellers that are subject to Sellers’ attorney-client privilege and/or the work-product immunity doctrine (the “Privileged Documents”). If it is discovered that any such Privileged Documents have been inadvertently or unintentionally turned over to Purchaser, Purchaser agrees, upon Sellers’ request, to promptly turn over to Sellers or destroy such Privileged Documents, in each case at Sellers’ sole cost and expense; provided, that (i) Purchaser shall in no way be obligated or responsible for reviewing, identifying or making a determination that any documents or communications in its possession are Privileged Documents and (ii) Purchaser shall not be obligated to take any actions under this Section 2.4 that may subject it to any liability or otherwise be in violation with any applicable Law.

Section 2.5 Conveyance of Assets by Affiliate Sellers.

(a) Notwithstanding anything to the contrary contained in this Agreement, if it is determined by Sellers and Purchaser before, at or after the Closing that any direct or indirect Subsidiary of ResCap (an “Affiliate Seller”) owns or possesses any assets or properties that would be deemed to be Purchased Assets if such Affiliate Seller were a Seller under this Agreement (such assets and properties, the “Affiliate Purchased Assets”), then Sellers shall, upon Purchaser’s request, promptly cause such Affiliate Seller to transfer, assign, convey and deliver to Purchaser such Affiliate Purchased Assets in accordance with the terms and conditions of this Agreement; provided that Purchaser shall not be obligated to pay any additional amounts to Sellers in consideration for the transfer of such Affiliate Purchased Assets to Purchaser other than those amounts that Purchaser is obligated to pay to Sellers pursuant to Section 3.1. Unless otherwise consented to by Purchaser, any Affiliate Seller shall be required to be a debtor in the Bankruptcy Case.

(b) To the extent that any Affiliate Purchased Assets are transferred, assigned, conveyed and delivered by an Affiliate Seller to Purchaser pursuant to this Section 2.5, then each representation and warranty set forth in Article IV shall be deemed to be applicable to such Affiliate Seller as if such Affiliate Seller were a Seller and to such Affiliate Purchased Assets as if such Affiliate Purchased Assets were Purchased Assets.

(c) Article IX and the Servicing Transfer Agreement shall also govern the transfer of any Mortgage Servicing owned by Affiliate Sellers, as set forth therein.

Section 2.6 Non-Assignable Purchased Assets; Necessary Consents. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer and shall not effect the assignment or transfer of any Purchased Asset if an attempted assignment thereof, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any third party thereto (each such action, a “Necessary Consent”), would constitute a breach thereof or in any way adversely affect the rights of Purchaser thereunder, unless the Bankruptcy Court has entered a Final Order (which may include the Sale Approval Order) whose effectiveness has not been stayed providing that (i) such Necessary Consent is not required or (ii) the Purchased Assets shall be assigned or transferred regardless of any such Necessary Consent and there shall be no breach or adverse effect on the rights of Purchaser thereunder for the failure to obtain any such Necessary Consent. As Purchaser may reasonably request, if the Bankruptcy Court has not entered such an Order, Sellers and Purchaser will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Purchaser. If any such Necessary Consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of any Seller thereunder so that Purchaser would not in fact receive all such rights, such Seller and Purchaser will cooperate in a mutually agreeable arrangement under which Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including, to the extent that such an arrangement would be permitted by Law and the related Contract, subcontracting, sub-licensing, or sub-leasing to Purchaser, or under which such Seller would enforce for the benefit of Purchaser, with Purchaser assuming such Seller’s obligations in accordance with this Agreement, any and all rights of such Seller against a third party thereto.

Section 2.7 Assumption of Certain Liabilities. On the terms and subject to the conditions set forth herein and as additional consideration for the Purchased Assets, at the Closing, Purchaser shall assume and be responsible for all of the Assumed Liabilities and Sellers shall have no further obligations with respect thereto. Other than the Assumed Liabilities, Purchaser shall not assume any Liability of any nature or kind whatsoever of Sellers.

Section 2.8 Retained Liabilities. Sellers shall retain and be responsible for all Retained Liabilities and Purchaser shall not have any obligation of any nature or kind with respect thereto.

Section 2.9 Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated hereby shall take place at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104 on the second Business Day following the date on which the conditions set forth in Sections 8.1, 8.2 and 8.3 (other than those conditions that by their nature can be satisfied only at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived, but no earlier than 18 Business Days following the Cut-off Date nor, at Purchaser’s or Sellers’ option, later than the last Business Day of the month in which such conditions are satisfied or waived, or at such other time and place as the parties hereto may mutually agree; provided, that the parties shall use commercially reasonable efforts to effect any Closing on the last Business Day of a month. At the Closing, Purchaser shall deliver the Purchase Price in accordance with Sections 2.11 and 3.1, the transfer of title to the Purchased Assets and Assumed Contracts and the assumption of the Assumed Liabilities shall take place, and the appropriate parties shall take all actions required under Sections 2.10, 2.11 and 2.12 and all other actions not previously taken but required to be taken hereunder at or prior to the Closing Date. It is a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement be concurrent requirements, and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

Section 2.10 Ancillary Agreements. At the Closing, Sellers shall duly execute and deliver to Purchaser, and Purchaser shall duly execute and deliver to Sellers, as applicable, each of the following agreements:

(a) Bills of Sale;

(b) Deeds of Transfer for Owned Real Property;

(c) Assignment and Assumption Agreements;

(d) Assignment and Assumption of Lease Agreements;

(e) Transferred IP Assignment Agreement(s);

(f) the Transition Services Agreement;

(g) the Estate Servicing Agreement;

(h) the Estate Subservicing Agreement;

(i) Transfer Tax forms, if applicable, in the form required by Law;

(j) if requested by Purchaser, the GM Transition License;

(k) the Indemnity Escrow Agreement;

(l) such documents and instruments as may be reasonably necessary to effect the Walter Assignment;

(m) such other agreements as may be entered into between the parties in connection with this Agreement;

(n) all instruments or documents necessary to change the names of the individuals who have access to or are authorized to make withdrawals from or dispositions of all bank accounts, other accounts, safe deposit boxes, lock boxes and safes Related to the Business or related to the Purchased Assets (together with all keys and combinations to all safe deposit boxes, lock boxes and safes Related to the Business and all keys related to the Purchased Assets); and

(o) and any other documents that may be required by the Sale Approval Order or pursuant to any other direction by the Bankruptcy Court to be effected on or prior to the Closing.

Section 2.11 Deliveries by Purchaser.

(a) At the Closing, Purchaser shall deliver to Sellers the following:

(i) the Purchase Price calculated as of the Cut-off Date in accordance with Section 3.1 (the “Cut-off Date Purchase Price”), in immediately available funds by wire transfer to an account or accounts designated by Sellers at least two Business Days prior to the Closing Date (less the sum of the Cash Deposit as applied in accordance with Section 3.4(a), and the Indemnity Escrow Amount);

(ii) the certificate to be delivered pursuant to Section 8.2(iii);

(iii) Ancillary Agreements duly executed by Purchaser and the Walter Entity; (iv) the Purchaser Payable Cure Amount in immediately available funds by wire transfer to an account or accounts designated by Sellers at least two Business Days prior to the Closing Date;

(v) if a Mutual Release is requested by any Person that is a director or officer of any Seller as of the Closing Date and executed and delivered by such director or officer, such Mutual Release duly executed by Purchaser; and

(vi) such other customary instruments of transfer and assumption and other instruments or documents, in form and substance reasonably acceptable to Sellers, as may be necessary to effectuate the assignment of any Assumed Contracts or other Purchased Assets, the assumption of the Assumed Liabilities by Purchaser or to give effect to this Agreement or any Ancillary Agreement.

Section 2.12 Deliveries by Sellers.

(a) At the Closing, Sellers shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificates to be delivered pursuant to Section 8.3(iii);

(ii) a receipt acknowledging payment of the Cut-off Date Purchase Price payable in accordance with Section 3.1(c);

(iii) affidavits of Sellers’ non-foreign status, in form and substance reasonably satisfactory to Purchaser, that comply with Section 1445 of the Tax Code and the regulations thereunder;

(iv) the Title Documents;

(v) Ancillary Agreements duly executed by the applicable Sellers; and

(vi) such other customary instruments of transfer and assumption and other instruments or documents, in form and substance reasonably acceptable to Purchaser, as may be necessary to effect this Agreement, including Sellers’ assignment of the Assumed Contracts or other Purchased Assets to Purchaser (or its assignee), or as may be required to give effect to any Ancillary Agreement.

Section 2.13 Consumer Privacy Matters. The sale, if any, of customer lists, customer data and other consumer privacy information pursuant to this Agreement is subject to and shall conform to the recommendations of any consumer privacy ombudsperson that may be appointed pursuant to section 332 of the Bankruptcy Code (the “Consumer Privacy Ombudsperson”) (to the extent that appointment of a Consumer Privacy Ombudsperson is determined to be necessary) in connection with the transactions contemplated in this Agreement.

Section 2.14 “As Is, Where Is” Transaction. Purchaser hereby acknowledges and agrees that, except as expressly set forth in this Agreement, Sellers make no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets. Without in any way limiting the foregoing, Sellers hereby disclaim any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Purchased Assets. Purchaser further acknowledges that it is proceeding with its acquisition of the Purchased Assets based solely upon its independent inspections and investigations and the representations and warranties herein and in the Ancillary Agreements. Accordingly, except as expressly set forth in this Agreement, Purchaser will accept the Purchased Assets on the Closing Date “AS IS” and “WHERE IS”.

Section 2.15 Exclusion of Certain Agreements.

(a) From the date of this Agreement until two Business Days prior to the Closing Date, Purchaser shall have the right, upon written notice to Sellers, to exclude any Contract (other than a Servicing Agreement) from the Assumed Contracts for any reason; provided that the right to exclude any Lease related to Leased Real Property shall terminate on December 8, 2012.

(b) From the date of this Agreement until two Business Days prior to the Closing Date, Purchaser shall have the right, upon written notice to Sellers, to exclude any Servicing Agreement set forth in Schedule 2.15 and the related Servicing Advances.

(c) From the date of this Agreement until two Business Days prior to the Closing Date, Sellers shall have the right to delete any Servicing Agreements identified on Schedule E for the sole purposes of rejecting such Servicing Agreement in the Bankruptcy Case or terminating the Servicing Agreement.

(d) Any Contract excluded by Purchaser or Sellers pursuant to this Section 2.15 shall be deemed to no longer be an Assumed Contract, shall be deemed to be an Excluded Asset and any Liability thereunder shall be deemed to be a Retained Liability. Any Schedules hereto shall be amended to reflect any changes made pursuant to this Section 2.15. Any exclusion of an Assumed Contract under Section 2.15(a) shall not result in a change to the Purchase Price and any exclusion of a Servicing Agreement under Section 2.15(b) or Section 2.15(c) shall be reflected in the calculation of the Purchase Price as provided in Schedule 3.1(a).

Section 2.16 [RESERVED]

Section 2.17 Indemnity Escrow Agreement. At the Closing, Purchaser and Sellers shall execute and deliver an escrow agreement in a customary form as mutually agreed between Sellers and Purchaser (the “Indemnity Escrow Agreement”), which agreement shall designate an escrow agent (the “Indemnity Escrow Agent”) and provide for the establishment of an escrow account (the “Indemnity Escrow Account”) in the initial amount equal to 1% of the Purchase Price (the “Indemnity Escrow Amount”). The Indemnity Escrow Amount, together with income earned thereon as provided in the Indemnity Escrow Agreement (the “Indemnity Escrowed Funds”) shall be held by the Indemnity Escrow Agent pursuant to the Indemnity Escrow Agreement as a source of funds for amounts owing to Purchaser Group Members under Article XI (Indemnification) and, in Purchaser’s sole discretion, Section 3.2 (Purchase Price Adjustment). On the Closing Date, Purchaser shall deliver to the Indemnity Escrow Agent payment, by wire transfer to the Indemnity Escrow Account, immediately available funds in an amount equal to the Indemnity Escrow Amount.

ARTICLE III

PURCHASE PRICE; ADJUSTMENT; ALLOCATION

Section 3.1 Purchase Price; Payment of Purchase Price.

(a) Subject to the terms and conditions of this Article III, as aggregate consideration for the Purchased Assets, Purchaser will assume the Assumed Liabilities and pay an amount in cash equal to the amount calculated in accordance with Schedule 3.1(a), as determined as of the Closing Date (the “Purchase Price”).

(b) As soon as reasonably practical following the Cut-off Date, but in no event later than seven Business Days following the Cut-off Date (and, in any event, at least three Business Days prior to the Closing Date), Sellers shall deliver to Purchaser the Cut-off Date Schedule of Purchased Assets and Assumed Liabilities prepared in good faith in accordance with the Transaction Accounting Principles, applied consistently with their application in connection with the preparation of the Balance Sheet, and the Cut-off Date Mortgage Loan Schedule and the Cut-off Date Servicing Advance Schedule, prepared in good faith consistently with the preparations of the Mortgage Loan Schedule and the Servicing Advance Schedule, respectively. No less than two Business Days prior to the Closing Date, Sellers will provide Purchaser a statement of Sellers’ good faith calculation of the Purchase Price as of the Cut-off Date prepared on an unaudited basis in accordance with the Transaction Accounting Principles and, with respect to principal balance, Book Value and other amounts to be determined by reference to the Books and Records, on a basis consistent with the Cut-off Date Schedule of Purchased Assets and Assumed Liabilities, the Cut-off Date Mortgage Loan Schedule and the Cut-off Date Servicing Advance Schedule. The Cut-off Date Schedule of Purchased Assets and Assumed Liabilities, the Cut-off Date Mortgage Loan Schedule, the Cut-off Date Servicing Advance Schedule and the calculation of the Cut-off Date Purchase Price shall be subject to approval by Purchaser, such approval not to be unreasonably withheld, conditioned or delayed.

Section 3.2 Purchase Price Adjustment; Final Payment.

(a) Post-Closing Determination. As soon as reasonably practical following the Closing Date, but in no event later than 120 days following the Closing Date, Purchaser shall deliver to Sellers (i) the Closing Date Schedule of Purchased Assets and Assumed Liabilities, prepared in accordance with the Transaction Accounting Principles, the Closing Date Mortgage Loan Schedule and the Closing Date Servicing Advance Schedule, and (ii) a statement (the “Purchase Price Adjustment Statement”) setting forth Purchaser’s calculation (prepared on an unaudited basis in accordance with the Transaction Accounting Principles and, with respect to principal balance, Book Value and other amounts to be determined by reference to the Books and Records, on a basis consistent with the Closing Date Schedule of Purchased Assets and Assumed Liabilities, the Closing Date Mortgage Loan Schedule and the Closing Date Servicing Advance Schedule) of the Purchase Price as of the Closing Date. Sellers shall provide Purchaser and its representatives full cooperation, including full access to books, records and employees in connection with the preparation of the Purchase Price Adjustment Statement.

(b) Purchase Price True-up. Subject to Section 3.2(d), within 60 days of delivery of the Purchase Price Adjustment Statement (or within 15 days of the final determination of the Purchase Price in accordance with Section 3.2(d)), (i) if the Purchase Price is less than the Cut-off Date Purchase Price, then Sellers shall pay to Purchaser an amount equal to such shortfall; and (ii) if the Purchase Price is greater than the Cut-off Date Purchase Price, then Purchaser shall pay to Sellers an amount equal to such excess (in either event, the “Adjustment Amount”). The Adjustment Amount will (A) bear simple interest from the Closing Date to the date of payment at an interest rate equal to the Fed Funds Rate per annum as published in The Wall Street Journal as of the Closing Date and (B) be paid by wire transfer of immediately available funds to an account or accounts designated by the recipient thereof.

(c) Objections. Unless Sellers deliver written notice to Purchaser of an objection to all or a part of the Purchase Price Adjustment Statement (a “Dispute Notice”) prior to the expiration of the 60-day period provided in Section 3.2(b) above, the Purchase Price Adjustment Statement shall become binding in its entirety at the end of such 60-day period. The Dispute Notice shall set forth, in reasonable detail on a line-item by line-item basis, the basis for such dispute, the amounts involved and Sellers’ determination of the Purchase Price. If Sellers deliver a Dispute Notice to Purchaser within such period and the parties are unable to agree as to all issues in the Dispute Notice within the ten Business Day period immediately following the day after the Dispute Notice is received by Purchaser, then the Dispute Notice may be submitted by either Sellers or Purchaser to an Independent Accounting Firm to resolve the disputed items set forth therein in accordance with Section 3.2(d).

(d) Dispute Resolution. An Independent Accounting Firm shall conduct a review of the Dispute Notice and any supporting documentation submitted by either Purchaser or Sellers. The parties shall direct the Independent Accounting Firm to, as promptly as practicable and in no event later than 60 days following its receipt of the Dispute Notice, deliver to Sellers and Purchaser a report (the “Adjustment Report”) setting forth in reasonable detail the Independent Accounting Firm’s determination with respect to the issues specified in the Dispute Notice, and the revisions, if any, to be made to the Purchase Price Adjustment Statement together with supporting calculations. The Independent Accounting Firm has no authority to review or raise items not expressly identified in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Sellers or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by either Sellers or Purchaser in the Dispute Notice or the Purchase Price Adjustment Statement, respectively, with respect to such disputed line item. Such Adjustment Report and the revisions, if any, to be made to the Purchase Price Adjustment Statement shall be final and binding on the parties, absent arithmetical error, and shall be deemed a final arbitration award that is enforceable against each of the parties in any court of competent jurisdiction, and the Purchase Price shall be adjusted according to such Adjustment Report and paid in accordance with Section 3.2(b). The fees and expenses of the Independent Accounting Firm shall be borne 50% by Sellers and 50% by Purchaser.

Section 3.3 Allocation of the Purchase Price for Tax Purposes.

(a) The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets in accordance with Section 1060 of the Tax Code and the Treasury Regulations thereunder in a manner consistent with an allocation schedule (the “Allocation Schedule”), which Allocation Schedule shall be prepared by Purchaser and provided to Sellers for their review and the parties’ mutual agreement within 120 days after the Closing Date. The parties shall cooperate reasonably in attempting to reach such a mutual agreement. If the Allocation Schedule is not mutually agreed upon within such period, the parties shall submit such dispute to an Independent Accounting Firm for a decision that shall be rendered in a timely manner in order to permit the timely filing of all applicable Tax forms. The Independent Accounting Firm’s review shall be final and binding on the parties except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Tax Code or similar provision of other Tax law (a “Determination”). The fees and expenses of the Independent Accounting Firm shall be borne 50% by Sellers and 50% by Purchaser. The parties agree to adjust the Allocation Schedule as appropriate to reflect amounts released to Sellers from the Indemnity Escrow Account.

(b) Each of Sellers and Purchaser shall (i) be bound by such allocation for purposes of determining Taxes (but not for any other purpose), (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation, and (iii) take no position, and cause its Affiliates to take no position, inconsistent with such allocation on any applicable Tax Return, except in each case as otherwise required by a Determination. If the allocation set forth on the Allocation Schedule is disputed by any Government Entity with taxing authority, the party receiving notice of such dispute shall promptly notify the other party hereto concerning the existence of, material developments regarding, and resolution of such dispute.

Section 3.4 Deposit. Purchaser has executed and delivered the Deposit Escrow Agreement to Sellers and the Escrow Agent and delivered to the Escrow Agent, pursuant to the terms of the Deposit Escrow Agreement, $72,000,000 in immediately available funds (the “Cash Deposit”). Any Cash Deposit shall be held by the Escrow Agent in an interest-bearing account reasonably acceptable to Purchaser and Sellers. For the avoidance of doubt, the Cash Deposit shall not be the property of any Seller during such time that the Cash Deposit is held by the Escrow Agent. The Cash Deposit shall be held by the Escrow Agent to serve as an earnest money deposit under this Agreement to be released as follows:

(a) Effect of Closing. If the Closing occurs, Sellers and Purchaser shall jointly instruct the Escrow Agent to, on the Closing Date, apply the Cash Deposit, together with all accrued investment income thereon, toward the payment of the Cut-off Date Purchase Price in accordance with the terms of the Escrow Agreement.

(b) Effect of Termination. If this Agreement is terminated prior to the Closing Date, the Escrow Agent shall deliver the Cash Deposit in accordance with the terms of the Deposit Escrow Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed to Purchaser by Sellers in the Disclosure Memorandum, Sellers jointly and severally represent and warrant to Purchaser, as of the date of this Agreement and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of a particular date, in which case such representations and warranties shall be made only as of such date), as follows:

Section 4.1 Organization and Authority. Each Seller is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite corporate or other organizational power and authority to own, lease, hold and operate its properties and assets and to carry on its business as conducted as of the date of this Agreement. Each Seller has the corporate or other organizational power, authority and right to enter into and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to complete the transactions contemplated hereby and thereby (subject to entry of the Sale Procedures Order and the Sale Approval Order). The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and (subject to entry of the Sale Procedures Order and the Sale Approval Order) validly authorized by all appropriate corporate or other organizational authority, and no other corporate or other organizational action on the part of any Seller is necessary to authorize the execution, delivery and performance by such Seller of this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement constitutes the valid and legally binding obligations of each Seller, enforceable against each Seller in accordance with its terms, except (i) as such enforceability may be limited by principles of public policy and subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditor’s rights or by general equity principles (the “Enforceability Exceptions”); (ii) that enforceability of the provisions hereof requiring consummation of the transactions contemplated hereby is subject to entry of the Sale Approval Order or any other Order by the Bankruptcy Court; and (iii) that enforceability of all other provisions hereof is subject to entry of the Sale Procedures Order and any other action by the Bankruptcy Court. Each Ancillary Agreement, when required by this Agreement to be delivered to Purchaser, will be duly and validly executed and delivered by each Seller that will be a party thereto, and upon such execution and delivery (assuming such Ancillary Agreement constitutes a valid and binding obligation of each other party thereto) will constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its respective terms, subject to the Enforceability Exceptions.

Section 4.2 Non-Contravention. Assuming all Consents, declarations, filings or registrations set forth on Schedule 4.3 have been obtained or made, as applicable, and receipt of the Sale Approval Order, the execution, delivery and performance of this Agreement and the Ancillary Agreement by Sellers and the consummation of the transactions contemplated hereby and thereby and the compliance by Sellers with the applicable terms and conditions hereof and thereof, do not and will not (a) conflict with or violate, result in a material breach or violation of or default (or an event which with notice or the passage of time or both would become a material breach or default) under, give rise to a right of termination, cancellation, acceleration of any material obligation or loss of any material benefit under (i) the organizational or governing documents of any Seller, (ii) any Law or Order applicable to Sellers, or (iii) any terms, conditions or provisions of any Servicing Agreement or Material Contract or (b) result in the creation of any Lien, other than Permitted Liens, on the Purchased Assets.

Section 4.3 Consents and Approvals. Upon entry of the Sale Approval Order and the satisfaction of the conditions set forth therein, no material Consent of, or declaration, filing or registration with, any Government Entity or any other Person is required to be obtained or made, as applicable, by any Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements, or the consummation of the transactions contemplated hereby or thereby, except for Consents, declarations, filings and registrations listed on Schedule 4.3; provided that Sellers are not making any representation with respect to any Consent, including Permits, or declarations, filings or registrations with, any Government Entity or any other Person that must be or may be made by Purchaser (as a result of facts and circumstances specific to Purchaser) in order to acquire the Purchased Assets or to operate the Business.

Section 4.4 Financial Statements.

(a) Sellers have delivered to Purchaser on or before the date of this Agreement (i) the Schedule of Purchased Assets and Assumed Liabilities as of August 31, 2012, (ii) the audited consolidated balance sheet of ResCap as of December 31, 2011 and 2010 and the audited consolidated statements of income and cash flows for the two years ended December 31, 2011 (including the notes thereto) and (iii) the unaudited condensed consolidated balance sheet of ResCap at June 30, 2012 and the unaudited condensed consolidated statements of income and cash flows for the six months ended June 30, 2012 and 2011 (including the notes thereto) (the financial statements in clauses (ii) and (iii) collectively, the “Historical Financial Statements”). The information set forth in the Schedule of Purchased Assets and Assumed Liabilities was derived from the accounting records of ResCap using accounts and subaccounts consistent with those used in preparing ResCap’s Historical Financial Statements. The Historical Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the consolidated financial condition, results of operations and cash flows of ResCap and its subsidiaries as of the dates thereof and for the periods covered thereby except that in the financial statements identified in clause (iii) reflect all adjustments that are necessary for the fair presentation of the results for the interim periods presented, which adjustments are of a normal recurring nature.

(b) Except as disclosed or reserved against in the Historical Financial Statements, Sellers and their subsidiaries do not, with respect to the Business or the Purchased Assets, have any material Liabilities other than (A) Liabilities or obligations incurred in the Ordinary Course of Business since August 31, 2012, (B) Liabilities incurred in connection with the preparation and negotiation of this Agreement, in accordance with this Agreement or the DIP Financing Agreements or in connection with the transactions expressly contemplated by this Agreement, including the filing of the Bankruptcy Case, or (C) for future performance under any Contracts to which any of them is a party or bound that were entered into in the Ordinary Course of Business.

(c) The books, records and accounts of Sellers accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of Sellers, and Sellers maintain internal accounting controls that provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (ii) transactions are executed, and access to their assets is permitted, only in accordance with management’s authorization, and (iii) as part of the Sellers’ account reconciliation process, the reporting of their assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences.

Section 4.5 Absence of Certain Changes or Events. Since August 31, 2012, Sellers have operated the Business only in the Ordinary Course of Business and (a) there has not been any condition, event, change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect and (b) Sellers have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 6.5.

Section 4.6 Title to Assets. Following entry of the Sale Approval Order, at the Closing, Sellers shall transfer to Purchaser good, valid and marketable title (and, in the case of the Owned Real Property, insurable fee simple title) to, or a valid lease or license interest in, the Purchased Assets free and clear of any Claim or Lien, other than Permitted Liens. To the Knowledge of Sellers, the Improvements are in all material respects (A) in good operating condition and repair (ordinary wear and tear excepted) and (B) suitable and adequate for continued use in the manner in which they are being used as of the date of this Agreement. True and complete copies of the most recent title commitments, surveys, appraisals and policies of title insurance or the equivalent currently in force in the possession of Sellers with respect to the Owned Real Property have been made available to Purchaser.

Section 4.7 Purchased Assets Used in Business. Except for the Excluded Assets listed on Schedule Q and any services to be provided by Sellers under the Transition Services Agreement, and by AFI under the AFI Transition Services Agreement, the Purchased Assets, whether real or personal, tangible or intangible, comprise all of the assets, properties and rights that are used by Sellers and their Affiliates as of the date of this Agreement and necessary to conduct the Business in the manner conducted as of the date of this Agreement.

Section 4.8 Real Property Leases. Schedule H is a true, accurate and complete list of each Real Property Lease and copies of such leases, subleases and other agreements. have been made available to Purchaser. Each Real Property Lease is in full force and effect and is a valid and binding obligation of each Seller party thereto (assuming such Real Property Lease is the valid and binding obligation of the other party or parties to such Real Property Lease), enforceable against such Seller in accordance with its terms subject to the Enforceability Exceptions. Except as set forth on Schedule H, (i) there are no security deposits under the Real Property Leases; (ii) Sellers have not assigned, transferred or pledged any interest in any of the Real Property Leases; and (iii) there are no leases, subleases, licenses or other agreements granting to any Person the right of use or occupancy of any portion of the Leased Real Property (except under the Real Property Leases).

Section 4.9 Mortgage Servicing Portfolio; Servicing Agreements; the Business.

(a) Mortgage Servicing Portfolio. Sellers have delivered to Purchaser Electronic Data Files Tapes dated as of August 31, 2012 that provide loan level information with respect to the Agency Loans, the Private Investor Loans, and the Other Serviced Loans, with the loan level fields being those described on Schedule 4.9(a) (collectively, the “Mortgage Loan Schedule,” which term includes, except where the context requires otherwise, updated data tapes to be prepared as of the close of business on the day immediately preceding the Cut-off Date (the “Cut-off Date Mortgage Loan Schedule”)), each to be delivered as provided in Article III. The information set forth in the Mortgage Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in each of the Cut-off Date Mortgage Loan Schedule to be prepared and delivered to Purchaser in accordance with Article III will be true, complete and correct in all material respects as of the Cut-off Date.

(b) Agency Contracts; Servicing Agreements; ETS Contracts. Schedule E sets forth a true, correct and complete list of all Servicing Agreements as of the date of this Agreement. Schedule F sets forth a true, correct and complete list of all Agency Contracts as of the date of this Agreement. Schedule U sets forth a true, correct and complete list of all ETS Contracts as of the date of this Agreement. True, correct and complete copies of the Servicing Agreements, the Agency Contracts and the ETS Contracts have been made available to Purchaser in the electronic data room on or before the date of this Agreement. Except as set forth on set forth on Section 4.09(a) of the Disclosure Memorandum, (i) each Agency Contract, Servicing Agreement and ETS Contract is a legal, valid and binding obligation of each Seller that is a party thereto, and, to the Knowledge of Sellers, each other party thereto, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions; (ii) none of the other parties to any of the Agency Contracts, Servicing Agreements or ETS Contracts has provided written notice as of October 24, 2012 to any of Sellers that such party will be terminating any of the Agency Contracts, Servicing Agreements or ETS Contracts (or otherwise seeking to terminate such Agency Contracts, Servicing Agreements of ETS Contracts, including the Purchased Mortgage Servicing under any of the Servicing Agreements); and (iii) to the Knowledge of Sellers, no other party thereto is or, with the lapse of time or giving of notice or both, would be, in violation or default of any Agency Contract, Servicing Agreement or ETS Contract. The Agency Contracts, Servicing Agreements or ETS Contracts set forth all of the provisions with respect to fees and other income and set forth in all material respects all of the other terms and conditions of Sellers’ rights and obligations relating to the servicing of the Mortgage Loans identified in the Mortgage Loan Schedule, and there are no other Contracts that modify or affect the Agency Contracts, the Servicing Agreements, the Servicing Compensation, the Purchased Mortgage Servicing, the related MSRs, the ETS Contracts or the ETS Contract Rights. Subject to entry of the Sale Approval Order, Sellers, as applicable, own the entire right, title and interest in and to (i) the ETS Contracts and the ETS Contract Rights, (ii) the Purchased Mortgage Servicing, the related MSRs and the right to service the Agency Loans, subject to the Agency Contracts and the applicable Seller/Servicer Guides, and (iii) the Private Investor Loans and the Other Serviced Loans, subject to the applicable Servicing Agreements, free and clear of all Liens except for the rights of subservicers under the Contracts set forth on Section 4.9(b) of the Disclosure Memorandum and the rights of the counterparties under the Fee-Based Subservicing Agreements. Except as set forth on Section 4.9(b) of the Disclosure Memorandum and subject to any actions by Purchaser that may be required in order to satisfy the conditions of Sections 8.1(v) and 8.1(vi), the execution and delivery of Assignment and Assumption Agreement(s) pursuant hereto and the transfer, assignment and delivery of the Servicing Agreements in accordance with the Servicing Transfer Agreement, in each case, in accordance with the terms and conditions of this Agreement, shall grant to Purchaser ownership of all of the Purchased Mortgage Servicing and the related MSRs, and all of the ETS Contract Rights.

(c) Servicing Advances. Sellers have delivered to Purchaser Electronic Data Files dated as of August 31, 2012 that set forth the amount of each Servicing Advance (shown, (i) in the case of P+I Advances (as defined in the applicable Servicing Agreement) on an aggregate portfolio basis, net of any unscheduled principal and interest payments and (ii) in the case of T&I and Corporate Advances (as defined in the applicable Servicing Agreement) on a loan-level basis, gross of any unscheduled principal and interest payments) with the data fields identified in Schedule 4.9(c) (the “Servicing Advance Schedule,” which term includes, except where the context requires otherwise, an updated version of such schedule to be prepared as of the close of business on the day immediately preceding the Cut-off Date (the “Cut-off Date Servicing Advance Schedule”)), each to be delivered as provided in Article III. Each Servicing Advance is a valid and subsisting amount owing to a Seller, made in accordance with and payable at the times and in accordance with the provisions of the applicable Servicing Agreement, and is a legal, valid and binding reimbursement right, and is enforceable against such securitization trust or owner in accordance with its terms, and is not subject to any Claims, defenses or set-off arising from acts or omissions of the Sellers that could be asserted against Purchaser. Each Servicing Advance is entitled to be paid, has not been repaid in whole and has not been compromised, adjusted (except by partial payment), extended, satisfied, subordinated, rescinded, amended or modified. No Servicing Advance has been sold, transferred, assigned or pledged (other than a pledge that has been released as of the Closing including pursuant to the DIP Financing Agreements) by the related Seller to any Person other than the Purchaser. All of the Servicing Advances included in the Purchased Assets relate to Mortgage Loans that are being serviced by a Seller pursuant to a Servicing Agreement. The information set forth in the Servicing Advance Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in the Cut-off Date Servicing Advance Schedule to be prepared and delivered to Purchaser in accordance with Article III will be true, complete and correct in all material respects as of Cut-off Date, in each case in accordance with the applicable Servicing Agreement.

(d) Servicing Files. The Servicing Files included in the Purchased Assets contain true, correct and complete copies of all documents, instruments and information necessary to service the Serviced Mortgage Loans and Other Serviced Loans serviced by Seller in accordance with the Applicable Requirements in all material respects.

(e) Servicing Escrow Accounts and Servicing Custodial Accounts. All Servicing Escrow Accounts and Servicing Custodial Accounts are maintained in accordance with the Applicable Requirements in all material respects.

Section 4.10 Material Contracts. Schedules H and P set forth a true, accurate and complete list, organized under the applicable sub-headings, of all Material Contracts as of the date of this Agreement (excluding Servicing Agreements). True, correct and complete copies of the Material Contracts have been made available to Purchaser on or before the date of this Agreement. Except as set forth in Section 4.10 of the Disclosure Memorandum, (i) each Material Contract is a legal, valid and binding obligation of each Seller that is a party thereto, and, to the Knowledge of Sellers, each other party thereto, enforceable against the applicable Seller in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions and after the Bankruptcy Case commences, the Bankruptcy Exceptions; (ii) none of the other parties to any of the Material Contracts has provided written notice as of October 24, 2012 to any of Sellers that such party will be terminating, any of the Material Contracts (or otherwise seeking to terminate any Material Contracts, including the Purchased Mortgage Servicing under any of the Servicing Agreements); and (iii) to the Knowledge of Sellers, no other party thereto is or, with the lapse of time or giving of notice or both, would be, in violation or default of an Material Contract. Following the assumption and cure and subsequent assignment of the Material Contracts by Sellers to Purchaser in accordance with the provisions of Section 365 of the Bankruptcy Code and the Sale Approval Order, there will not be any existing defaults by any Seller under any of the Material Contracts and no events that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default under any Material Contract by any Seller. For the avoidance of doubt Sellers are not making any representation or warranty in this Section 4.10 with respect to any Servicing Agreement.

Section 4.11 Compliance with Law, Licensing and Data Security.

(a) Except as set forth in Section 4.11(a) of the Disclosure Memorandum, since January 1, 2011, (i) Sellers have operated the Business in compliance, and are in compliance in all respects, with all Laws and the guides, programs and policies of the Agencies that are applicable to the Business or the ownership and operation of the Purchased Assets, except where any failure to comply with such Laws, individually or in aggregate, would not reasonably be expected to have a Material Adverse Effect; and (ii) the Sellers have not received any notification from any Government Authority that any Seller or any of its Affiliates is not in compliance with such Laws, guides, programs or policies, except as set forth in the Consent Order or the DOJ/AG Settlement.

(b) Schedule S sets forth a true, accurate and complete list of all active Business Licenses held by Sellers as of October 24, 2012. Each Seller and each employee or officer of each Seller has all material Government Authorizations of, and has made all material filings, applications and registrations with, all Government Entities that are required in order for such employee or officer to conduct his or her activities for the applicable Seller in the conduct of the Business and each Seller and each employee or officer of each Seller have received all required approvals as a result of such material filings. Since January 1, 2011, the Sellers have not received any notification from any Government Authority that any Seller or any of their Affiliates is not in compliance with the terms of such Origination and Servicing Licenses and no suspension, cancellation or restriction of any such Business Licenses is threatened.

(c) Except as set forth in Section 4.11(c) of the Disclosure Memorandum, since January 1, 2011 no Seller, nor, to the Knowledge of Sellers, any agent, servicer or contractor thereof with respect to its Contracts with Sellers, has experienced any actual, suspected or threatened breach in data security involving personally identifiable information of Serviced Mortgagors.

Section 4.12 Employee Benefits.

(a) Schedule R contains a complete and correct list of each material Plan applicable to the Business Employees. The Sellers have made available to Purchaser upon its request true, complete and correct copies of each such material Plan and any related summary plan description (or, in the absence of such documents, a detailed description thereof).

(b) Except as set forth in Section 4.12(b) of the Disclosure Memorandum, neither the execution of this Agreement nor the consummation of the transactions contemplated herein will (either alone or in connection with any other event) (i) entitle any Business Employee to any payment or compensation, or (ii) accelerate the time of payment, funding or vesting of, or increase the amount of, compensation due to any Business Employee. No amount paid or payable (whether in cash, in property, or in the form of benefits) to any Business Employee in connection with the transactions contemplated hereby (either alone or in connection with any other event) will be subject to Section 280G of the Code.

(c) To the Knowledge of the Sellers, each Plan that is intended to be qualified under Section 401(a) of the Code has obtained a currently effective favorable determination letter from the IRS regarding its qualification or is entitled to rely on a favorable advisory or opinion letter from the IRS regarding the master or prototype form on which it is established, or an application for such a determination letter has been or shall be submitted to the IRS by AFI, and the Sellers have provided a copy of each such letter to Purchaser to the extent any were issued. To the Knowledge of the Sellers, nothing has occurred that would be reasonably expected to cause any such Plan to fail to qualify under Section 401(a) of the Code.

Section 4.13 Employees.

(a) With respect to each Business Employee, Sellers have provided Purchaser with a list (the “Business Employee List”) setting forth, to the extent such information is permitted to be disclosed under applicable Law: (i) title or job/position; (ii) job designation (i.e., salaried or hourly); (iii) location of employment and Employer; (iv) employment status (active, on leave or on unpaid leave); (v) annual base rate of compensation and target bonus amount for the current fiscal year to which he or she is entitled, including any retention or similar plans adopted prior to the Bankruptcy Case or approved by the Bankruptcy Court, and any bonus amount that he or she has received for the fiscal year immediately prior to the date of this Agreement; and (vi) if applicable, any material, individual specific provisions relating to such person’s employment (e.g., golden parachute, etc.).

(b) There are no collective bargaining or other labor union agreements that have been in existence or currently are in existence, or that have been negotiated or that are being negotiated by any Seller, to which any Seller is or may become a party or by which any of them has been bound, is bound, or may become bound. There are no unfair labor practice charges or complaints pending or, to the Knowledge of Sellers, threatened against any Seller with respect to employees of a Seller.(c) As of the date of this Agreement, all bonuses and other compensation required to be paid on or prior to the date of this Agreement and payable to Business Employees have been paid in full; and no Seller is liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.

(d) Each Business Employee is employed at will and may terminate his or her employment or be terminated from such employment at any time for any or no reason with or without prior notice except as may be required by applicable law.

Section 4.14 Litigation and Claims. Except as listed on Section 4.14 of the Disclosure Memorandum, as of the date of this Agreement, (i) there is no action, suit, demand, inquiry, proceeding, claim, cease and desist letter, hearing or investigation by or before any Government Entity pending, or, to the Knowledge of Sellers, threatened in respect of the Business that could materially and adversely affect the ability of Sellers to complete the transactions contemplated by this Agreement, and (ii) no Purchased Asset is subject to any Order other than the Consent Order or the DOJ/AG Settlement.

Section 4.15 Intellectual Property.

(a) The Transferred IT Assets that are (i) material to the conduct of the Business and (ii) located at the Real Property have been disclosed to Purchaser by Sellers in the electronic data room on or before the date of this Agreement. Schedule K sets forth a true, accurate and complete list of (i) the material network-telecommunications, storage and server equipment that are Transferred IT Assets and (ii) the other material Computer Equipment that are Transferred IT Assets.

(b) Schedule N contains a complete and accurate list of all registrations and applications included within the Owned Transferred IP (including United States patents, patent applications, Trademark registrations or pending applications to register Trademarks filed in or issued by, as the case may be, the United States Patent and Trademark Office, Copyright registrations or pending applications to register Copyrights filed in or issued by the United States Copyright Office, or such other filing offices, domestic or foreign, and domain name registrations but excluding the registrations and applications set forth on Schedule Q). Except as disclosed in Section 4.15(b) of the Disclosure Memorandum, all such Owned Transferred IP is: (i) valid, subsisting, in proper form and enforceable, and have been maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions, from the date of this Agreement and continuing for the 90 day period after the Closing Date, and (ii) have not lapsed, expired or been abandoned. To the Knowledge of Sellers, no Transferred Intellectual Property or any registration or application therefor is the subject of any opposition, interference, cancellation proceeding or other legal proceeding (including litigation) or governmental proceeding before any Government Entity in any jurisdiction, or of any outstanding Order, judgment, decree or agreement that materially and adversely affects the ownership, validity, registrability, or enforceability of the Transferred Intellectual Property or Sellers’ use thereof or rights thereto.

(c) Schedule N contains a complete and accurate list of all material Licensed Transferred IP. With respect to the Transferred Intellectual Property, except as listed on Section 4.15(c) of the Disclosure Memorandum: (i) Sellers own and possess all right, title and interest in and to, or have a valid, binding and enforceable license to use, such Transferred Intellectual Property; (ii) no material claim by any third party contesting the validity, enforceability, use or ownership of any of the Transferred Intellectual Property has been made in writing and delivered to a Seller or, to the Knowledge of Sellers, is threatened; (iii) to the Knowledge of Sellers, none of the Transferred Intellectual Property is being infringed upon or violated by any third party; (iv) Sellers have not received any material written notices from any third party claiming that any Transferred Intellectual Property infringes upon and/or misappropriates such third party’s; and (v) to the Knowledge of Sellers, Sellers have not infringed, misappropriated or otherwise violated any Intellectual Property of any third parties in the United States.

(d) With respect to the IT Inventories and Technical Documentation portion of the Transferred IT Assets used by Sellers in the conduct of the Business, except as listed on Section 4.15(d) of the Disclosure Memorandum, each was either: (i) developed by employees of a Seller within the scope of their employment, (ii) developed by a third Person, and all ownership rights therein have been assigned or otherwise transferred to or vested in a Seller pursuant to written agreements, (iii) licensed from third parties, or (iv) are in the public domain. Software Contracts that are Transferred IT Assets and constitute Material Contracts have been disclosed to Purchaser by Sellers in writing on the date of this Agreement. To the Knowledge of Sellers, except as listed on Section 4.15(d) of the Disclosure Memorandum, Sellers have the legal power to convey to Purchaser under this Agreement the rights granted to Sellers (as applicable) under any license or assignment for any Transferred IT Assets and, to the Knowledge of Sellers, no Seller is subject to any contractual, legal or other restriction on the use of such Transferred IT Assets, except to the extent that such Transferred IT Assets are governed by Software Contracts and/or Intellectual Property Licenses that contain restrictions on the use of such Transferred IT Assets.

Section 4.16 Brokers, Finders and Financial Advisors. Except for Centerview Partners LLC, whose fees will be paid by ResCap in the Bankruptcy Case, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Sellers or any Affiliate Seller, or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee from Sellers or any Affiliate Seller, in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

Section 4.17 Ginnie Mae Loans. The Sellers represent and warrant as of the Closing Date:

(a) Each of the Ginnie Mae Loans comply in all material respects with Sellers’ underwriting policies in effect as of the origination date of each such Ginnie Mae Loan. The origination, sale, and servicing of the Ginnie Mae Loans by Sellers comply with all Applicable Requirements with respect to the Ginnie Mae Loans in all material respects.

(b) With respect to each Ginnie Mae Loan originated by Sellers, (i) the loan files includes customer information and originals or copies of all material documents (either in physical or electronic form) that are required in order to service such Loan in accordance with Applicable Requirements, (ii) the loan files have been kept by Sellers in the Ordinary Course of Business, and (iii) the loan files are true, complete and accurate in all material respects. No payment of principal or interest is more than 60 days past due on any Ginnie Mae Loan and all of the information provided to Purchaser by or on behalf of the Sellers in each Servicing File is complete and accurate in all respects.

(c) Each Ginnie Mae Loan is a first lien residential Mortgage Loan, subject only to (i) the Lien of current real property taxes and assessments, (ii) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of the mortgage, (iii) such exceptions appearing of record that are acceptable to mortgage lending institutions generally in the area wherein the property subject to the mortgage is located or specifically reflected in any appraisal obtained in connection with the origination of the related Ginnie Mae Loan, and (iv) other matters to which like properties are commonly subject that do not materially interfere with the benefits of the security intended to be provided by such mortgage.

(d) There is no material default, breach, violation, fraud or event permitting acceleration existing under any Ginnie Mae Loan. The Sellers have not waived any such default, breach, violation or event permitting acceleration of any Ginnie Mae Loan.

(e) No material provision of any Ginnie Mae Loan has been waived, altered or modified in any respect, except by instruments or documents identified in the Servicing File relating to such Ginnie Mae Loan.

(f) No Ginnie Mae Loan is subject to any right of rescission, setoff, counterclaim or defense, including the defense of usury and the exercise of any right under any Ginnie Mae Loan will not render such Ginnie Mae Loan unenforceable in whole or in part or subject to any right of rescission (other than the statutory right of rescission), setoff, counterclaim or defense, including the defense of usury.

(g) No Ginnie Mae Loan has been satisfied or subordinated in whole or in part or rescinded (other than pursuant to a statutory right of rescission), and no collateral securing a Ginnie Mae Loan has been released from the Lien of the related mortgage in whole or in part.

(h) None of the Ginnie Mae Loans provides for recourse to the Sellers that would constitute an Assumed Liability.

(i) No Seller has taken any act or failed to take any act that it is required to take in order for any mortgage insurance with respect to each Ginnie Mae Loan to remain in full force and effect.

(j) No Seller has received any written notice from any Person that alleges a breach of any representation, warranty or covenant made by the Sellers with respect to any Ginnie Mae Loan for which a repurchase of, or any indemnity obligation relating to, such Ginnie Mae Loan could be required nor, to the Knowledge of Sellers, does there exist any such breach for which a repurchase of, or any indemnity obligation relating to, any such Ginnie Mae Loan may be required.

Section 4.18 Tax Matters.

(a) Except as set forth in Section 4.18(a) of the Disclosure Memorandum, each Seller has withheld and paid, or set aside in accounts for such purpose, or accrued or reserved on the Balance Sheet, all material Taxes required to have been withheld and paid in connection with amounts paid to employees or independent contractors.

(b) Except as set forth in Section 4.18(b) of the Disclosure Memorandum, for U.S. federal income tax purposes, no equity or other ownership interests in any Person are included in the Purchased Assets.

(c) No REMIC Residual Interests are included in the Purchased Assets, except for the De Minimis Interests required to be held by Purchaser as the REMIC Administrator of such REMIC.

(d) Attached hereto, as Section 4.18(d) of the Disclosure Memorandum, is an accurate and complete list of entities or arrangements for which any Seller acts, and the Purchaser will act, as REMIC Administrator.

(e) Except as set forth in Section 4.18(e) of the Disclosure Memorandum, as to each of the entities or arrangements identified as a REMIC in Section 4.18(c) of the Disclosure Memorandum, for which any Seller acts as the Servicer or REMIC Administrator (in the case of clause (i) below) or as REMIC Administrator (in the case of clauses (ii) and (iii) below), in the capacity or capacities as such identified in Section 4.18(e) of the Disclosure Memorandum, such REMIC:

(i) has engaged in no “prohibited transactions” (as defined in Section 860F(a)(2) of the Code) and has never received any contributions after its startup day subject to the tax imposed by Section 860G(d) of the Code;

(ii) has timely elected to be classified as a REMIC and has timely filed all Tax Returns required to be filed by such REMIC; and;

(iii) has never itself been examined by, or itself entered into any closing agreement with the IRS, and is not bound by any closing agreement entered into between the Sellers and the IRS.

Section 4.19 Shared Services Agreement. Exhibit 8 sets forth a true and accurate copy of the Shared Services Agreement, except for the specific statements of work thereto. The terms of the final statements of work to the Shared Services Agreement, as agreed to between ResCap and AFI as of the date of this Agreement, are not materially adverse, individually or in the aggregate, to ResCap relative to the terms of the statements of work as provided to Purchaser prior to the date of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed to Sellers by Purchaser in writing on the date of this Agreement, Purchaser represents and warrants to Sellers, as of the date of this Agreement and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of a particular date, in which case such representations and warranties shall be made only as of such date), as follows:

Section 5.1 Organization and Authority. Purchaser has been duly incorporated, and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, has all corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements. This Agreement has been, and the Ancillary Agreements to which it is a party will be, duly and validly executed and delivered by Purchaser and this Agreement constitutes, and each of the Ancillary Agreements to which it is a party will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 5.2 Non-Contravention. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser and the consummation of the transactions contemplated hereby and thereby and the compliance by Purchaser with the applicable terms and conditions hereof or thereof, do not and will not conflict with or violate, result in a material breach of or default (or an event which with notice or the passage of time or both would become a material breach or default) under, give rise to a right of termination, cancellation, acceleration of any material obligation or loss of any material benefit under (i) the organizational or governing documents of Purchaser or (ii) assuming all Consents, declarations, filings or registrations set forth on Schedule 5.3 have been obtained or made, as applicable, any Law or Order applicable to Purchaser.

Section 5.3 Consents and Approvals. No Consent of, or declaration, filing or registration with, any Government Entity or any other Person is required to be obtained or made, as applicable, by Purchaser in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements, or the consummation of the transactions contemplated by this Agreement or by any of the Ancillary Agreements, except for Consents, declarations, filings and registrations (i) listed on Schedule 5.3, or (ii) Consents, the failure to have which, individually or in the aggregate, would not reasonably be expected to materially impact the ability of Purchaser to consummate the transactions contemplated hereby and satisfy all its obligations hereunder.

Section 5.4 Financing. Purchaser has available cash, the Commitment Letters and debt commitment letters, which together are sufficient to enable it to consummate the transactions contemplated hereby. Purchaser has delivered to the Sellers true, complete and correct copies of the Commitment Letters and the debt commitment letters entered into as of the date of this Agreement and true, complete and correct copies of the amendments to the debt commitment letters, if any, as of the date hereof, in connection with the transactions contemplated herein pursuant to which the respective signatories thereto have committed, subject to the terms and conditions set forth therein, to provide Purchaser with certain funds in the amounts described in the Commitment Letters and such debt commitment letters at the Closing. None of the Commitment Letters or debt commitment letters delivered to Sellers has been amended or modified (other than any amendment or modification consented to by Sellers), no such amendment or modification is contemplated by Purchaser, or, to the knowledge of Purchasers, the signatories thereto, and the commitments contained in the Commitment Letters and such debt commitment letters have not been withdrawn or rescinded in any respect. There are no side letters or other Contracts that would modify the obligations under the Commitment Letters or any debt commitment letter delivered to Sellers other than as expressly set forth in the Commitment Letters or such debt commitment letter delivered to the Sellers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Commitment Letters or any debt commitment letter delivered to Sellers, other than as expressly set forth in or expressly contemplated by the Commitment Letters or any such debt commitment letter. No event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser under the Commitment Letters or any debt commitment letter delivered to Sellers other than any such default or breach that has been irrevocably waived by the applicable other signatories thereto or otherwise cured in a timely manner by Purchaser to the satisfaction of such other signatories. Purchaser will have at and after the Closing funds sufficient to (i) pay the Purchase Price and (ii) satisfy all of the other payment obligations of Purchaser contemplated hereunder.

Section 5.5 Non-reliance. Purchaser has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral (from or by the Sellers, or any Person acting on their behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and acknowledges and agrees that, except for any fraud claim, it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

Section 5.6 Brokers, Finders and Financial Advisors. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with the transactions contemplated hereby as a result of any action taken by Purchaser.

ARTICLE VI

PRE-CLOSING MATTERS AND OTHER COVENANTS

Section 6.1 Subsequent Actions; Further Assurances. Subject to the Bankruptcy Exceptions, Sellers and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including, (i) opposing any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not a party to this Agreement and (ii) obtaining any Final Orders approving the transactions contemplated by this Agreement or the Ancillary Agreements, if required. Purchaser shall not amend or modify the Commitment Letters in connection with the transactions contemplated hereby and delivered to Sellers, except with the consent of Sellers (not to be unreasonably withheld or delayed). If at any time after the Closing, Purchaser shall consider or be advised that any assurances or any other actions or things are necessary or desirable (a) to vest, perfect or confirm ownership (of record or otherwise) in Purchaser, as applicable, its title or interest in the Purchased Assets or (b) otherwise to carry out this Agreement or the Ancillary Agreements, Sellers shall use commercially reasonable efforts to execute and deliver all bills of sale, instruments of conveyance, UCC filings, powers of attorney, assignments, assurances and orders and take and do all such other actions and things as may be reasonably requested by Purchaser, in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Purchased Assets.

Section 6.2 Third Party Consents. Sellers and Purchaser shall use commercially reasonable efforts to obtain, as soon as reasonably practicable, all Necessary Consents, including from Government Entities and Insurers; provided that Purchaser shall not be required to agree to actions, conditions or restrictions that would materially impair the value to Purchaser of the Business or the Purchased Assets or have a materially adverse effect on the business of Purchaser or its Affiliates. Each party hereto shall promptly provide the other parties with copies of any communication, including any written objection, litigation or administrative proceeding that challenges the transactions contemplated hereby received by such party from any Government Entity or any other Person regarding transactions contemplated hereby. For the avoidance of doubt, if and to the extent a rating agency “no-downgrade” letter is expressly required under any Servicing Agreement (if and to the extent required under Order of the Bankruptcy Court) and is not obtained by Closing, such Servicing Agreement and the related Servicing Advance shall not be transferred as part of the Purchased Assets at Closing and Purchaser shall not be required to pay for such assets as part of the Purchase Price.

Section 6.3 Access to Information; Interim Financial Information.

(a) From and after the date of this Agreement until the Closing Date, Sellers shall afford to Purchaser and its accountants, counsel, environmental consultants, financing sources and other representatives reasonable access, upon reasonable notice during normal business hours, to the personnel, properties, books, Contracts, Tax Returns and records of Sellers (to the extent Related to the Business) and during such period shall furnish to Purchaser any information concerning the Purchased Assets and Sellers (to the extent relating to the Business) that is reasonably available to Sellers, as Purchaser may reasonably request; provided, however, that such access shall not unreasonably disrupt the business of Sellers and that nothing herein will obligate Sellers to violate any applicable Law.

(b) From the date of this Agreement until the Closing Date, Sellers will deliver to Purchaser (i) such financial and operating information Related to the Business as is provided (and no later than two Business Days after being so provided) to the board of directors of ResCap in the Ordinary Course of Business, (ii) as soon as reasonably practicable, but in no event later than 30 days after the end of each calendar month during the period from the date of this Agreement to the Closing Date, unaudited monthly financial statements and operating or management reports of ResCap (with such statements and reports to be in the same form as made available pursuant to the DIP Financing Agreements), and (iii) as soon as reasonably practicable, but in no event later than 45 days after the end of each calendar quarter during the period from the date of this Agreement to the Closing Date, unaudited quarterly financial statements and operating or management reports of ResCap (with such statements and reports to be in the same form as made available pursuant to the DIP Financing Agreements).

(c) Sellers shall provide such cooperation as may be necessary and reasonably requested by Purchaser to assist Purchaser to obtain financing to enable it to consummate the transactions contemplated herein, including such financial information necessary as may be reasonably requested by Purchaser to assist in preparation of customary offering or information documents to be used for the completion of such financing, making available, at times mutually agreed upon, appropriate members of senior management of each Seller for the purpose of meeting with proposed lenders providing or arranging such financing, rating agencies, diligence sessions relating to Sellers and road shows and otherwise cooperating with diligence efforts of the applicable lenders to the extent customary and reasonable.

Section 6.4 Records; Post-Closing Access to Information.

(a) Each of Sellers and Purchaser shall, for a period of seven years after the Closing Date, preserve and retain in accordance with their respective document retention policies, as amended from time to time, and shall cause its respective Affiliates in accordance with their respective document retention policies, as amended from time to time, to preserve and retain, all agreements, documents, books, records and files (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the Business prior to the Closing Date; provided, that if at the end of the seven years, any third-party charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand identified in Section 6.4(c) is ongoing, the parties shall maintain and preserve all such information relating thereto until one year after such action, suit, proceeding or investigation has been finally concluded.

(b) From and after the Closing Date, each party shall, and shall cause its Affiliates to, afford the other party and its counsel, accountants and other authorized representatives, with five Business Days’ prior notice, reasonable access during normal business hours to the respective premises, properties, personnel, Books and Records and to any other assets or information that such other party reasonably deems necessary, including in connection with the Bankruptcy Case or any report or Tax Return required to be filed under applicable Law (but so as not to unduly disrupt the normal course of operations of Purchaser), including preparing or defending any Tax Return and any interim or annual report or other accounting statements.

(c) If and for so long as any party hereto is contesting or defending against any third-party charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand, including in the Bankruptcy Case, in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business and the Purchased Assets, or the Excluded Assets and Retained Liabilities, in any respect, each other party hereto shall (A) reasonably cooperate with and assist it and its counsel and other advisors in the contest or defense, (B) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses) and (C) provide such information, testimony and access to its books and records, in each case as shall be reasonably requested in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the contesting or defending party. For the avoidance of doubt, this Section 6.4(c) shall not apply with respect to disputes between the parties hereto.

(d) Purchaser agrees, at Sellers’ cost and expense, to make available, at the reasonable request of Sellers, any books and records that may be included in the Purchased Assets to the extent they may relate to Excluded Assets and, if necessary, to provide such original books and records to any purchaser of such Excluded Assets and to retain only a copy thereof, subject to the delivery by such purchaser of a non-disclosure agreement as reasonably requested by Purchaser.

(e) Notwithstanding anything to the contrary in this Agreement, each of the parties will comply with federal and state laws and regulations regarding the confidentiality and privacy relating to information collected and used in connection with the application for and processing and servicing of Mortgage Loans.

Section 6.5 Interim Operations of the Business. Sellers covenant and agree that, after the date of this Agreement and prior to the Closing, subject to the Bankruptcy Exceptions and except as (i) provided in Section 2.15 or set forth in Section 6.5 of the Disclosure Memorandum, (ii) expressly provided in or as a result of the consummation of this Agreement, (iii) provided in the DIP Financing Agreements, (iv) ordered by the Bankruptcy Court or (v) may be agreed in writing by Purchaser:

(a) the Business shall be conducted in the Ordinary Course of Business in compliance with the Applicable Requirements and Sellers shall, and shall cause each Affiliate Seller to, use commercially reasonable efforts to preserve the Business organization and ongoing operations, including with respect to the relationships between and among such Seller and its Affiliates and AFI and its Affiliates, keep available the services of the current officers and employees of the Business and maintain the existing relationships with customers, suppliers, creditors, business partners and others having business dealings with the Business;

(b) Sellers and Affiliate Sellers shall (i) maintain the Purchased Assets in good repair and condition (subject to normal wear and tear); (ii) pay all Taxes, accounts payable and other expenses with respect to the Business and the Purchased Assets as they become due and payable; (iii) maintain proper business and accounting records relative to the Business, consistent with past practice; and (iv) maintain commercially reasonable procedures for protection of the Transferred Intellectual Property;

(c) Sellers and Affiliate Sellers shall not (i) modify or amend, or release, assign or waive any material rights or claims under, or materially accelerate or delay the performance under, any Assumed Contract; provided, however, Sellers and Affiliate Sellers may modify or amend any Assumed Contract that is not material to the Business (other than a Servicing Agreement), following commercially reasonable efforts to provide notice and consult with Purchaser regarding such action, or (ii) enter into any Contract Related to the Business that, if any Seller had entered into such Contract immediately prior to the date of this Agreement, would be a Material Contract or a Servicing Agreement; provided that (w) Sellers may enter into customary insurance Contracts, including director and officer liability insurance; (x) provided there is no adverse impact to the Business, Sellers may reduce or limit the services that are provided to them by AFI and its Affiliates as part of their management of their estates in the Bankruptcy Case; (y) if any owner of Servicing Rights other than Sellers transfers such Servicing Rights in accordance with their Servicing Agreements, Sellers may take all actions reasonably required by the applicable Servicing Agreements in connection with such transfer; and (z) Sellers may enter into Real Property Leases for executive office space for which the monthly lease payment does not exceed $5,000; provided that Purchaser shall have the right to exclude any such Real Property Lease from the Assumed Contracts and the Purchased Assets at the Closing. For the avoidance of doubt, nothing in this Agreement shall prevent Sellers from engaging in loss mitigation activities, including hiring and terminating counsel therefor even if such Contract may be or become a Material Contract, defending and/or settling routine litigation matters, or making payments to former mortgagors pursuant to the Consent Order or from offering and effecting refinancing of or modifications to Mortgage Loans as required by the terms of the DOJ/AG Settlement, or by HAMP, HARP, HASP or any similar program that the Sellers have or may develop in the Ordinary Course of Business; provided that Sellers shall promptly provide copies to Purchaser of any reports provided under the DOJ/AG Settlement to the monitor appointed to oversee Sellers’ compliance with the DOJ/AG Settlement with respect to such agreements, arrangements and actions;

(d) Sellers and Affiliate Sellers shall not transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, subject to any Lien (other than Permitted Liens) or allow to lapse or expire, permit the destruction of, or material damage or loss to, or otherwise dispose of any of the Purchased Assets, other than immaterial amounts of personal property sold or otherwise disposed for fair value in the Ordinary Course of Business;

(e) Except as would not give rise to any Assumed Liabilities, Sellers and Affiliate Sellers shall not (i) incur Liabilities, expenses, Indebtedness or other obligations Related to the Business except in the Ordinary Course of Business or (ii) enter into any new Contract to incur, assume or guarantee any Indebtedness other than the DIP Financing Agreements;

(f) Sellers and Affiliate Sellers shall not cancel any debts or waive any material claims or rights (including the cancellation, compromise, release or assignment of any Indebtedness owed to, or claims held by, any of Seller and its Subsidiaries) that constitute Purchased Assets except as required by the Consent Order, the DOJ/AG Settlement or the programs referenced in clause (c) above;

(g) Sellers and Affiliate Sellers shall not terminate or permit to lapse any material Permits that are necessary for the operation of the Business;

(h) Sellers and Affiliate Sellers shall not make any capital expenditure Related to the Business, including acquiring, leasing or licensing or creating or permitting to exist any Lien other than a Permitted Lien on any assets or property that are Purchased Assets or making any investment in, or making any loan or capital contribution to, any Person, in each case with a value in excess of $500,000 individually or $5 million in the aggregate;

(i) Sellers and Affiliate Sellers shall not (A) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date); provided, that if any such changes are required, the Sellers shall promptly provide written notice to Purchaser with respect thereto, or (B) materially write-up, write-down or write-off the Book Value of any Purchased Asset except as required by GAAP;

(j) Sellers and Affiliate Sellers shall not with respect to the Purchased Assets, make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes or otherwise, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except as required by Law or GAAP;

(k) Sellers and Affiliate Sellers shall not change their servicing practices in any material respect, except as required by Applicable Law, the Consent Order or the DOJ/AG Settlement; for the avoidance of doubt, an Investor’s change to its delegated authority matrix under a Servicing Agreement shall not be or be deemed a material change;

(l) Sellers shall not (1) reject or terminate any Assumed Contract or seek Bankruptcy Court approval to do so or (2) fail to use commercially reasonable efforts to oppose any action by a third party to terminate (including any action by a third party to obtain Bankruptcy Court approval to terminate) any Assumed Contract other than notices of termination set forth in Schedule 4.9; provided that, prior to the Closing Date, Sellers may reject or terminate any Assumed Contract (other than any Servicing Agreement) that is both not material to the Business and is readily replaceable (and so replaced) at not more than the same cost, without disruption to the operation of the Business and otherwise on terms and conditions consistent with such rejected or terminated Assumed Contract, following commercially reasonable efforts to consult with Purchaser regarding such rejection or termination;

(m) With respect to any Purchased Asset, Sellers shall not, and shall use their best efforts to ensure that any Affiliates shall not: (1) agree to allow any form of relief from the automatic stay in the Bankruptcy Case except in accordance with the provisions of the Order Pursuant to Bankruptcy Code Sections 105(a) and 362(d) for Entry of an Order Approving Procedures by Which Third Parties May Request and Obtain Stipulated Relief from the Automatic Stay to Commence or Continue Actions to Foreclose Senior Liens [Dkt. # 1824]; provided, however, that Sellers shall obtain an amendment of such order on or before the date of the Sale Hearing designating Purchaser as a Notice Party (as defined therein) and providing that the Purchaser is entitled to all of the rights of a Notice Party thereunder, and pending the entry of such amended order, Sellers shall treat the Purchaser as a Notice Party and shall stipulate to Purchaser’s exercising all rights in accordance therewith; and (2) fail to use commercially reasonable efforts to oppose any action by a third party to obtain relief from the automatic stay in the Bankruptcy Case; (3) reject, or agree to a rejection of, any Assumed Contract except as provided in the proviso in clause (l) above and in Section 2.15(c); or (4) fail to use commercially reasonable efforts to oppose any action by a Person (other than Purchaser) seeking to have an Assumed Contract rejected, except as provided in the proviso in clause (l) above; for the avoidance of doubt, this clause (m) does not apply to (y) notices of termination of any Assumed Contract (as set forth in Schedule 4.9) in accordance with their terms received prior to the Petition Date so long as the Sellers do not have the contractual right to cure or remedy the basis for the notice of termination or (z) expirations of any Assumed Contracts in accordance with their terms;

(n) Sellers and Affiliate Sellers shall not take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions set forth in Article VIII, not being satisfied, or would make any representation or warranty of Sellers contained herein inaccurate in any material respect at, or as of any time prior to, the Closing Date or that would materially impair the ability of Sellers or Purchaser to consummate the Closing in accordance with the terms hereof or materially delay such consummation;

(o) Sellers and Affiliate Sellers shall not amend any of their Organizational Documents or enter into or amend any limited liability company, joint venture, partnership, strategic alliance, stockholders’ agreement, co-marketing, co-promotion, joint development, operating agreement or similar arrangement Related to the Business or with respect to the Purchased Assets;

(p) Sellers and Affiliate Sellers shall not (i) transfer the employment of any individual not providing services Related to the Business as of the date of this Agreement to a role in which he or she will provide services Related the Business; or (ii) cause any employee who provides services Related to the Business as of the date of this Agreement to cease to provide services Related to the Business, if either of the foregoing shall unreasonably interfere with the Business or Purchaser’s access to employees as reasonably necessary for purposes of making the Employment Offers;

(q) Sellers and Affiliate Sellers shall not modify the base salary, wages, benefits or other compensation of any employee who provides services Related to the Business or take any action that would accelerate, create or increase a right to payment to any Business Employee under any Plan, other than for increases in base salary or wages in the Ordinary Course of Business;

(r) Sellers and Affiliate Sellers shall not (i) enter into or amend any employment, change in control, retention, severance or similar agreement with respect to any individual who provides services Related to the Business, (ii) adopt, amend or terminate any Plan (or any plan, program, agreement, or agreement that would be a Plan if in effect as of the date of this Agreement), other than to comply with law, or (iii) enter into any collective bargaining or similar agreement;

(s) Except in connection with the Bankruptcy Case, Seller shall not pay, discharge, settle or otherwise satisfy any Liabilities (i) with any third party (other than a Government Entity) involving an amount greater than $100,000, or (ii) with any Government Entity involving an amount greater than $100,000 unless such settlement does not impose restrictions materially more onerous than any similar settlement between such Government Entity and two or more of the top ten mortgage servicers in the United States (based on unpaid principal balance serviced, as determined by Inside Mortgage Finance for 2011); provided that this clause (s) does not apply to payments made pursuant to Sellers’ Contracts in the Ordinary Course of Business, which includes payments of servicing error claims provided that in connection with any such payment of servicing error claims, the Sellers receive a full release of all such claims and there is no ongoing effect on the operations of the Business;

(t) Sellers and Affiliate Sellers shall not accelerate the rate of collection of accounts receivable Related to the Business other than in the Ordinary Course of Business and in accordance with acceptable servicing practices; and

(u) With respect to clauses (c)-(t), Sellers and Affiliate Sellers shall not enter into any Contract to do any of the foregoing.

Section 6.6 Servicing Approvals and Licenses. Promptly following execution of this Agreement, in each case to the extent not already obtained by Purchaser, Purchaser shall have filed or shall file all applications and use commercially reasonable efforts to (i) be approved as (A) a Title II Supervised Mortgagee and servicer for FHA Loans by HUD; (B) an approved seller and servicer of residential mortgages by Freddie Mac and Fannie Mae; (C) an “issuer” by Ginnie Mae; and (D) a VA-approved lender; (ii) obtain all necessary licenses in all states in which it proposes to conduct the Business; (iii) enter into master mortgage insurance contracts with Insurers and take such other actions reasonably and customarily required to obtain the approval of any Insurer under a mortgage insurance policy to the transfer of Mortgage Servicing and MSRs contemplated hereby; and (iv) obtain all other material Permits and Business Licenses (including as may be needed in various states to accommodate shifting the Transferred Employees onto Purchaser’s payroll) that are necessary to own or administer the Business, including the Purchased Mortgage Servicing and related MSRs (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency, Government Entity or Insurer). All such actions shall be at Purchaser’s cost and expense, and Sellers shall cooperate with, and use commercially reasonable efforts to provide assistance to, Purchaser in all such efforts.

Section 6.7 Employee Matters.

(a)(i) With respect to each Business Employee, not later than December 15, 2012, Sellers shall provide Purchaser with an updated version of the Business Employee List referenced in Section 4.13(a), reflecting the Business Employees then currently employed by a Seller and any changes in the information set forth therein. Sellers shall further update such Business Employee List from time to time prior to the Closing Date.

(ii) As soon as reasonably practicable after the date of this Agreement, representatives of Sellers, Purchaser and the Walter Entity shall meet to discuss the employee needs of Sellers to complete the Post-Closing Pipeline and the Walter Entity to operate the Consumer Lending Platform post-Closing. Good faith consideration shall be given to an equitable distribution of management, operations, information systems and other personnel necessary to effectively operate the respective functions. Not later than January 15, 2013, Sellers, Purchaser and the Walter Entity shall finalize the respective lists with those Business Employees to be retained by Sellers being referred to as the “Retained Originations Employees” and “Retained ETS Employees” and those Business Employees to be transferred to (x) the Walter Entity being referred to as the “Transferred Originations Employees” and (y) Purchaser being referred to as the “Transferred ETS Employees”. Sellers, Purchaser and the Walter Entity shall also agree upon a list of any Retained Originations Employees and Retained ETS Employees who will be transferred to the Walter Entity or Purchaser post-Closing, along with an estimated schedule for such transfer. Any such employees shall be deemed Transferred Originations Employees or Transferred ETS Employees as of the date of transfer to the Walter Entity or Purchaser, as applicable. Subject to the proviso in the first sentence of Section 6.7(b), neither Purchaser nor the Walter Entity shall have any responsibility for Retained Originations Employees or Retained ETS Employees who are not transferred to the Walter Entity or Purchaser.

(b) Not later than January 15, 2013, Purchaser and the Walter Entity shall provide a list to Sellers of those Business Employees who will be offered employment by Purchaser or the Walter Entity effective as of the Closing Date (together with those employees on the list of Transferred Originations Employees and Transferred ETS Employees, the “Transferred Employee List”); provided that the severance obligation that would have been owed to personnel on the Transferred Employee List by the Sellers shall equal or exceed the Severance Threshold. No Seller shall preclude Purchaser or the Walter Entity from offering employment to any Business Employee or solicit any such Business Employee to refuse such offer of employment. It is understood and agreed that if the Transferred Employee List includes Business Employees to whom the Walter Entity will make offers of employment, the terms of this Section 6.7 that apply to Purchaser shall also apply to the Walter Entity.

(c) Prior to the Closing, Purchaser shall provide to each Business Employee on the Transferred Employee List an offer (the “Employment Offer”) of employment on the terms set forth in this Section 6.7, effective as of the later of the Closing Date or the date such Business Employee accepts such Employment Offer; provided that each Employment Offer shall be a Qualified Employment Offer (“Qualified Employment Offer”). A Qualified Employment Offer to a Business Employee shall not result in any of the following: (1) a substantial change in current duties for which the employee no longer qualifies; (2) a substantial change in current duties which results in a twenty percent (20%) or more reduction in salary; (3) a geographic transfer such that the distance over the shortest, most commonly traveled route from the Business Employee’s home to the new work location would be at least 50 miles greater than the distance from the Business Employee’s home to his or her current work location;; (4) base salary and target incentive opportunity that is less than 80% of such Business Employee’s current salary and incentive package. Each Business Employee who accepts Purchaser’s offer of employment and who becomes an employee of Purchaser shall be a “Transferred Employee.” Sellers shall cooperate with Purchaser in effecting the Transferred Employees’ transfer of employment from Sellers to Purchaser as contemplated hereby.

(d) For at least one year following the Closing, to the extent that a Transferred Employee remains employed by Purchaser, subject to the terms of the applicable Employment Offer, Purchaser shall employ such Transferred Employee on terms and conditions not less favorable in the aggregate than those provided by Purchaser to similarly situated employees of Purchaser, including with respect to salary or wages, paid time off, bonus opportunity and employee benefits (it being understood and agreed that this sentence shall not require Purchaser to continue to employ any Transferred Employee). Sellers shall retain all responsibility for providing severance compensation and benefits to each Business Employee (including each Business Employee who is a Transferred Employee) to the extent such Business Employee is or becomes entitled to such severance compensation and benefits pursuant to any severance plan, program, agreement or arrangement maintained by a Seller or any Affiliate thereof. To the extent that a Transferred Employee is terminated by the Purchaser without cause within the first year of employment by Purchaser and such termination qualifies for severance benefits, such severance benefits shall be equal to the severance benefits that such Transferred Employee would have been eligible for pursuant to Seller’s severance plan at the time of the Closing. Sellers shall retain all responsibility for paying retention bonuses or similar compensation to the extent not expressly assumed by Purchaser pursuant to this paragraph.

(e) Unless prohibited by Law or otherwise provided in an Employment Offer, all unused vacation and paid time off of the Transferred Employees accrued as of the Closing Date shall, effective as of the Closing Date or, if later, the date on which such Transferred Employee becomes an employee of Purchaser, be transferred to and assumed by Purchaser, and following the Closing Date, Purchaser shall recognize and provide all such unused paid time off to the extent such paid time off is reflected in the Closing Date Schedule of Purchased Assets and Assumed Liabilities. Sellers shall be responsible for paying out any earned and unused paid time off of (i) the Business Employees who are not Transferred Employees, and (ii) Transferred Employees to the extent such paid time off cannot be assumed by Purchaser in accordance with applicable Law (unless a Transferred Employee consents to such assumption by Purchaser, if allowed under applicable Law) or are not reflected in the Closing Date Schedule of Purchased Assets and Assumed Liabilities.

(f) Unless prohibited by Law, with respect to each Transferred Employee, Purchaser agrees to assume and honor all accrued but unpaid bonus compensation to the extent (i) such bonus compensation is reflected in the Closing Date Schedule of Purchased Assets and Assumed Liabilities and (ii) all terms and conditions applicable to such bonus compensation (including, the name of the recipient, the amount, as updated through the Closing Date, and the time and form of payment) are set forth on Section 4.13(a) of the Disclosure Memorandum. Sellers shall be responsible for paying all accrued but unpaid bonus compensation to the extent not assumed by Purchaser pursuant to this paragraph (including any amounts owed to Transferred Employees that are greater than the amount reflected on the Closing Date Schedule of Purchased Assets and Assumed Liabilities due to fluctuations in the value of equity on which such amounts are based or otherwise).

(g) Purchaser shall also recognize each Transferred Employee’s service at such Seller for all purposes (other than benefit accruals under defined benefit plans or retiree medical arrangements) under any Plans maintained by Purchaser for the benefit of the Transferred Employees to the extent such service was recognized under the same or comparable Plans that covered the Transferred Employees immediately prior to the Closing Date.

(h) From and after the Closing Date, Sellers shall retain all (i) employment obligations with regard to those employees and former employees of Sellers (or who are otherwise Related to the Business) who are not Transferred Employees, and (ii) all liabilities related to any Transferred Employees to the extent such liability is not expressly assumed by Purchaser in this Section 6.7.

(i) The Sellers shall cause, effective as of the Closing Date, each Transferred Employee to become fully vested in his or her account balance under the Ally Financial Inc. Retirement Savings Plan (the “Seller 401(k) Plan”). To the extent not already provided for under the Seller 401(k) Plan, the Sellers shall amend, or cause to be amended, the Seller 401(k) Plan to provide for, with respect to any Transferred Employee who elects a “direct rollover” of his or her full account balance, the distribution and rollover of any promissory note evidencing a loan outstanding under the Seller 401(k) Plan.

(j) Without limiting the generality of Section 12.8, nothing in this Section 6.7 shall (a) be treated as an amendment of, or undertaking to amend, any employee benefit plan, (b) obligate Purchaser, Seller or any of their respective Affiliates to retain the employment of any particular employee or (c) confer any rights or benefits on any person, including any Transferred Employee, other than the parties to this Agreement. Purchaser shall be entitled to rely on information provided by Sellers with respect to any Business Employee Liabilities and the performance of its obligations under this Section 6.7.

(k) If and to the extent Sellers are not “liquidating fiduciaries in bankruptcy” within the meaning of the Worker Adjustment and Retraining Notification Act (“WARN”), Sellers shall assume any liabilities, obligations and commitments in respect of WARN and any similar state and local laws, if any, as a result of the transactions contemplated by this Agreement in respect of Business Employees who are not Transferred Employees.

Section 6.8 Notices of Certain Events. From the date of this Agreement until the Closing Date,

(a) A Seller shall promptly notify Purchaser of:

(i) any written notice or other written communication from any Person (including any notices or communications filed with the Bankruptcy Court other than notices or other written communications that provide for a copy to be provided to Purchaser) alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or objecting to the consummation of any of the transactions contemplated by this Agreement;

(ii) any written notice or other written communication from any Government Entity in connection with the transactions contemplated by this Agreement;

(iii) any change or fact with respect to any of Sellers’ representations, warranties or obligations hereunder of which Seller becomes aware that, with notice or lapse of time or both, will or is reasonably expected to result in a material breach by Sellers of this Agreement or otherwise result in any of the conditions set forth in Article VIII becoming incapable of being satisfied; and

(iv) any Material Adverse Effect (but without giving effect to clause (ix) of the definition of Material Adverse Effect).

(b) Purchaser shall promptly notify Sellers of:

(i) any written notice or other written communication from any Person (other than notices or other written communications directed to Sellers or to the Bankruptcy Court, with a copy provided to Purchaser) alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or objecting to the consummation of any of the transactions contemplated by this Agreement;

(ii) any written notice or other written communication from any Government Entity (other than notices or other written communications directed to Sellers or to the Bankruptcy Court, with a copy provided to Purchaser) in connection with the transactions contemplated by this Agreement; and

(iii) any change or fact with respect to any of Purchaser’s representations, warranties or obligations hereunder of which it becomes aware that, with notice or lapse of time or both, will or is reasonably expected to result in a material breach by Purchaser of this Agreement or otherwise result in any of the conditions set forth in Article VIII becoming incapable of being satisfied.

No disclosure by any party hereto pursuant to this Section 6.8 shall be deemed to amend or supplement the Disclosure Schedule with respect thereto or prevent or cure any misrepresentation or breach of warranty for purposes of this Agreement.

Section 6.9 Tax Matters.

(a) Sellers shall pay and be responsible for all Transfer Taxes imposed in connection with the closings of the transactions contemplated hereby, and Purchaser shall reimburse Sellers for such payments up to the Purchaser Payment Cap. Sellers and Purchaser shall cooperate to timely prepare, and Sellers shall file or cause to be filed any returns or other filings relating to such Transfer Taxes (unless Purchaser is required by applicable Law to file the return), including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(b) Sellers and Purchaser shall cooperate with each other and furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Purchased Assets and Assumed Liabilities as is reasonably requested for the preparation or filing of any Tax Returns and for the satisfaction of legitimate Tax or accounting requirements.

(c) Purchaser shall assume the duties of REMIC Administrator for any and all REMICs for which a Seller is acting as REMIC Administrator, including the preparation, filing, and other obligations related to the Tax Returns for such REMICs.

Section 6.10 Insurance. From and after the date of this Agreement, Purchaser and Sellers shall not take any action that may adversely affect the rights of the other with respect to any outstanding claims made or for new claims that may be made against insurance policies purchased or maintained by Purchaser for the benefit of itself and its Subsidiaries and Affiliates that the other may or will have as of the Closing Date and shall use commercially reasonable efforts to cooperate with the other in the settlement or other resolution of such claims.

Section 6.11 Mortgage Loan Schedules and Servicing Advance Schedules. Sellers shall deliver to Purchaser (i) an updated version of the Mortgage Loan Schedule and the Servicing Advance Schedule within 15 Business Days after the end of each month during the period from the date of this Agreement to the Closing Date, and (ii) the Cut-off Date Mortgage Loan Schedule and the Cut-off Servicing Advance Schedule as provided in Section 3.1(b).

Section 6.12 Title Documents and Surveys. Sellers shall deliver to Purchaser prior to the Closing the following documents in respect of the Owned Real Property in form and substance reasonably acceptable to the Title Company and Sellers: (i) Owner’s Affidavit; (ii) No Change to Survey Affidavit, if applicable; (iii) gap indemnity; and (iv) at least ten (10) Business Days prior to Closing, financial and other information regarding on-going construction, if any (collectively, the “Title Documents”). Sellers shall reasonably cooperate with Purchaser so that Purchaser may obtain, at Purchaser’s sole cost and expense, ALTA surveys for the Owned Real Property.

Section 6.13 Schedules and Disclosure Memorandum.

(a) Concurrently with the execution and delivery of this Agreement, Sellers delivered to Purchaser the Schedules to be provided by Sellers identified in the Table of Contents (the “Schedules”) and a disclosure memorandum (the “Disclosure Memorandum”) that sets forth all of the items that it deems to be necessary or appropriate (i) as an exception to a provision of this Agreement, (ii) in response to an express disclosure requirement contained in a provision hereof or (iii) as an exception to one or more representations or warranties contained in Article IV, as applicable, or to one or more of the covenants of Sellers contained in this Agreement; provided that the mere inclusion of an item in the Schedules or Disclosure Memorandum as an exception to a provision or representation or warranty shall not be deemed an admission by any Seller or Purchaser, as applicable, that such item represents a material exception or event, state of facts, circumstance, development, change or effect or that such item would reasonably be expected to have or result in a Material Adverse Effect; provided, further, that any disclosures or exceptions made with respect to a section or subsection of this Agreement shall be deemed to qualify not only the specific section(s) referenced but also such other sections or subsections that may be affected thereby to the extent the relevance of such disclosure or exception to such other sections or subsections is readily apparent on its face.

(b) Sellers and Purchaser agree that, with respect to Sellers’ representations and warranties contained in this Agreement, Sellers shall have the obligation until the Closing to correct, supplement or amend no later than five Business Days prior to the expected Closing Date, Schedules and the Disclosure Memorandum to reflect changes in the Purchased Assets and with respect to any matter arising or discovered after the date of this Agreement (whether or not existing or known at the date thereof) that causes the representations and warranties of Sellers to be untrue or inaccurate in any respect; provided, however, that, in no event shall any such correction, supplement or amendment be taken into account when determining the accuracy, truth and correctness of the representations and warranties of Sellers for purposes of Article VIII, including the certificates to be delivered pursuant to Section 8.3(iii), except for the updates explicitly required by the representations set forth in Sections 4.9(a) and (c) (which required updates shall only be taken into account when determining the accuracy, truth and correctness of such representations and warranties as of the Closing Date).

Section 6.14 Bankruptcy Actions.

(a) [RESERVED].

(b) Sellers shall, and Sellers shall cause all of their Subsidiaries to, comply with all of the obligations of Sellers under the Sale Procedures Order (after entry of such Order by the Bankruptcy Court) and the Sale Approval Order (after the entry of such Order by the Bankruptcy Court), subject to the final proviso of Section 7.1.

(c) Sellers shall use reasonable efforts to comply (or obtain an order from the Bankruptcy Court waiving compliance) with all requirements under the Bankruptcy Code and Bankruptcy Rules in connection with obtaining approval of the transactions contemplated by this Agreement. Sellers shall serve on all required Persons in the Bankruptcy Case, including (i) all Persons who are known to possess or assert a Claim or Lien against or interest in any of the Purchased Assets, (ii) the IRS, (iii) all applicable state attorneys general, and local Government Entities, (iv) all applicable state and local Government Entities with taxing authority, (v) all other Persons required by any order of the Bankruptcy Court, (vi) all parties to Assumed Contracts, and (vii) using its commercially reasonable efforts to serve all third party investor beneficiaries of Assumed Contracts and any other Persons that Purchaser reasonably may request, any notice of the Sale Motion, the Sale Hearing, the Sale Procedures Order, the Sale Approval Order, and all objection deadlines in accordance with all applicable Bankruptcy Rules, the Sale Procedures Order, and any applicable local rules of the Bankruptcy Court.

(d) As provided in the Sale Procedures Order (including the Assumed Contracts Procedures), Sellers shall move or shall have moved to assume and assign to Purchaser (or Purchaser’s designee or designees) the Assumed Contracts that are executory contracts capable of being assumed pursuant to section 365 of the Bankruptcy Code (collectively, the “Assumed Pre-Petition Contracts”) and shall (A) provide notice thereof to (i) all counterparties to such contracts, (ii) any third party beneficiary to such contracts as requested by Purchaser (which third party beneficiaries shall be identified by Sellers using their best efforts), (iii) any other specific and identified Person that Purchaser requests, and (iv) any other Person as may be required by applicable Bankruptcy Rules, the Sale Procedures Order, and any applicable local rules of the Bankruptcy Court and any other Person requested by Sellers; and (B) use their commercially reasonable efforts to provide notice thereof to Investors and certificateholders. Sellers have the right to reject any Contract that is not an Assumed Contract in accordance with the Bankruptcy Code. Sellers shall request a ruling in the Sale Approval Order that the Purchaser shall not be liable for any Cure Amount or otherwise obligated to cure any defaults, known or unknown, arising prior to Closing under any Assumed Contract (whether or not such Assumed Contract is an Assumed Pre-Petition Contract).

(e) Sellers shall pay Cure Amounts in the time and manner specified by the Sale Approval Order.

Section 6.15 Participation of Walter Entity. Purchaser shall have the right to assign this Agreement and any or all rights or obligations hereunder to a Walter Entity solely with respect to the Walter Assets (the “Walter Assignment”); provided that the assignment right described in this Section 6.15 is subject to receipt by Sellers of a letter from the Walter Entity by November 6, 2012 confirming that the Walter Entity will comply with the representations and warranties from the Walter Entity substantially identical to those provided in Article V of this Agreement and an undertaking by the Walter Entity to be bound by the terms and provisions of this Agreement in respect of the Walter Assets, including payment of up to $550 million towards the Purchase Price therefor; and provided further that Sellers and Purchaser shall prepare the necessary documentation such that, at Closing, the Walter Assets and the related Assumed Liabilities described in this Section 6.15 as well as the rights and obligations hereunder with respect thereto, including the obligation to pay the Purchase Price in respect of the Walter Assets, shall be transferred to, and for the account of, the applicable Walter Entity. Upon any such permitted Walter Assignment, the references in this Agreement to Purchaser shall also apply to any such Walter Entity to the extent such references pertain to the Walter Assets unless the context otherwise requires. Until the consummation of the Walter Assignment, Purchaser shall remain fully responsible for all obligations of Purchaser under this Agreement.

Section 6.16 Consent Order and DOJ/AG Settlement. Sellers and Purchaser shall use their best efforts to, as promptly as is reasonably practicable after the date of this Agreement, amend on this Agreement (the “Section 6.16 Amendment”), on terms acceptable to each of Sellers, Purchaser and all applicable Governmental Entities, to address the treatment of (a) the Consent Order entered by the FRB and the FDIC on April 13, 2011 in the action styled In the Matter of Ally Financial, Inc, et al., FRB Docket No. 11-020-B-HC & 11-020-B-DEO, FDIC-11-123b, with respect to an agreement among the FRB and the FDIC, on the one hand, and AFI, Ally Bank, ResCap, GMAC Mortgage, and their institution-affiliated parties, on the other hand, and (b) the Consent Judgment with accompanying exhibits entered by the United States District Court for the District of Columbia on April 5, 2012 (Docket # 13) in the action styled United States of America, et al. v. Bank of America Corp., et al., No. 12-CV-00361, with respect to the settlement agreement among the plaintiffs in that action and AFI, ResCap, and GMAC Mortgage.

Section 6.17 Antitrust Clearances and Obligations.

(a) Each of Purchaser, Sellers and, if applicable, the Walter Entity, shall by November 15, 2012, prepare and file (or cause to be prepared or filed) all notification and report forms required to be filed under the HSR Act with respect to the transactions contemplated by this Agreement, and request early termination of the waiting period under the HSR Act. Purchaser, on the one hand, and Sellers, on the other hand, shall be responsible for payment of their own fees and expenses incurred in connection with or relating to the review of the transactions contemplated hereby pursuant to the HSR Act or their efforts to consummate the transactions contemplated hereby pursuant to this Section 6.17, and shall each bear the cost of 50% of the applicable filing fee under the HSR Act.

(b) Each of Purchaser and Sellers shall (i) respond as promptly as practicable to any inquiries or requests for additional information or documentation received from the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other antitrust or competition authority of any jurisdiction (“Antitrust Authority”); (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Antitrust Authority regarding the transactions contemplated by this Agreement, and any communication received or given in connection with any proceeding by a private party regarding the transactions contemplated by this Agreement, in each case in a manner that protects attorney-client or attorney work product privilege; (iii) provide copies of any written communications received from or given to any Antitrust Authority unless prohibited by applicable Law; and (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Antitrust Authority or in connection with any proceeding by a private party related to Antitrust Laws with any other person, in each case regarding the transactions contemplated under this Agreement and in a manner that protects attorney-client or attorney work product privilege.

(c) Purchaser further agrees that it shall, to the extent necessary to obtain the waiver or consent from any Antitrust Authority required to receive the Sale Approval Order or to avoid the entry of or have lifted, vacated or terminated any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Antitrust Authority that is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, take the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement, the sale, divestiture or disposition (including by licensing any Intellectual Property) of any Purchased Assets and/or any other assets or businesses of Purchaser or any of its Subsidiaries or controlled Affiliates (or equity interests held by Purchaser or any of its controlled Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action that it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the Purchased Assets and/or any other assets or businesses of Purchaser or any of its Subsidiaries or controlled Affiliates (or equity interests held by Purchaser or any of its controlled Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 6.17(c)) necessary to vacate, modify or suspend such injunction or order. For the avoidance of doubt, Purchaser’s obligations under this Section 6.17 shall be absolute and not qualified by “commercially reasonable efforts.” The Parties agree that Sellers’ obligations under this Section 6.17 shall not include any obligation on the part of Sellers or their respective Subsidiaries or controlled Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the Purchased Assets) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding.

(d) Neither Purchaser nor Sellers shall, after the entry of the Sale Approval Order, agree to accept any agreement that would have the effect of delaying the consummation of any action contemplated by this Agreement without the written consent of the other Party. For the avoidance of doubt, no Party shall commit to or agree with any Antitrust Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Laws, without the prior written consent of the other Parties.

(e) Neither Purchaser nor any of its controlled Subsidiaries shall take any action or acquire any assets or securities of any other Person or agree to acquire assets or securities of any other Person if such action, acquisition or agreement would reasonably be expected to impair Purchaser’s ability to consummate the transactions contemplated hereby.

Section 6.18 Post-Closing Amounts Received and Paid. All amounts that are received by a Seller or any Seller Affiliates in respect of any of the Purchased Assets with respect to a period following the Closing shall be received by such Person as agent, in trust for and on behalf of Purchaser, and following the Closing, Sellers shall, on a monthly basis, pay, or cause to be paid, by wire transfer of immediately available funds to Purchaser all such amounts received by or paid to any such Seller or any of their respective Affiliates, and shall provide Purchaser with information as to the nature and source of all such payments, including any invoice related thereto. All amounts that are received by Purchaser or any of its Affiliates following the Closing in respect of any Excluded Assets shall be received by such Person as agent, in trust for and on behalf of Sellers, and Purchaser shall, on a monthly basis, pay or cause to be paid all such amounts over to Sellers by wire transfer of immediately available funds and shall provide Seller with information as to the nature and source of all such payments, including any invoice relating thereto.

Section 6.19 Confidentiality.

(a) After the Closing, Sellers will, and will cause their respective Subsidiaries and instruct their respective Affiliates to, hold in confidence and not use in any manner detrimental to the Business all Confidential Information concerning the Business, the Purchased Assets, the Assumed Liabilities or the Assumed Contracts, except to the extent that such information can be shown to have been (i) in the public domain prior to the Closing or (ii) in the public domain at or after the Closing through no fault of Sellers or any of their Affiliates or any of their respective representatives. If, after the Closing, Sellers or any of their Affiliates or any of their respective representatives are legally required to disclose any Confidential Information, Sellers shall to the extent permitted by Law (A) promptly notify Purchaser to permit Purchaser, at its expense, to seek a protective order or take other appropriate action and (B) cooperate as reasonably requested by Purchaser in Purchaser’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information, but only at Purchaser’s sole cost and expense. If, after the Closing and in the absence of a protective order, Sellers or any of their Affiliates or any of their respective Representatives are compelled as a matter of Law to disclose any such Confidential Information to a third party, such Person may disclose to the third party compelling disclosure only the part of such Confidential Information as is required by Law to be disclosed; provided, however, that to the extent permitted by Law, prior to any such disclosure, such Person consults in good faith with Purchaser and its legal counsel as to such disclosure and the nature and wording of such disclosure.

(b) For purposes of Section 6.19(a), “Confidential Information” shall mean any confidential information concerning the Business, the Purchased Assets, the Assumed Liabilities or the Assumed Contracts, including, without limitation, methods of operation, products, prices, fees, costs, markets or other specialized information or proprietary matters.

(c) If the Closing does not occur, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) that constitutes Confidential Information of the other party, and not use any such information or knowledge for any purpose whatsoever, provided that a party may maintain such information to the extent required by Law or such party’s established document retention policies (including any requirement to retain email on an automated email archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party.

(d) Notwithstanding the foregoing, the parties to this Agreement acknowledge that each of them (and each of their employees, representatives, or other agents) has been and is permitted to disclose to any and all persons, without limitation of any kind, the federal tax treatment and structure of this Agreement (including Confidential Information) and all materials of any kind (including opinions or other tax analyses) that are or have been provided to them relating to such federal tax treatment and structure. This provision is intended to qualify for the presumption that this Agreement is not offered under conditions of confidentiality as set forth in Treasury Regulation Section 1.6011-4(b)(3) and shall be interpreted to authorize disclosure only to the extent necessary to so qualify.

(e) In connection with the delivery by Purchaser to Sellers of the copy of the Commitment Letters and the debt commitment letters, Sellers shall comply with the confidentiality terms of the Commitment Letters and the debt commitment letters.

Section 6.20 Real Property Matters and Transition Services.

(a) With regard to any Real Property not included in the Purchased Assets or Assumed Contracts as of the Closing Date, Purchaser shall be permitted to occupy and have access thereto (in the same manner as the Business occupied and had access to such property prior to Closing) for a period of not less than 60 days following the Closing. For such 60 day period, Seller shall maintain and shall not reject any such Real Property. If requested by AFI, access and occupancy to such Real Property shall also be granted to AFI and its Subsidiaries in the same manner as AFI and its Subsidiaries had occupied and access to such property prior to Closing.

(b) Prior to the Closing Date, if the Sellers request a sublease with respect to any Leased Real Property to be transferred to Purchase at Closing, Sellers and Purchaser will undertake good faith efforts to negotiate the terms of any Sublease Agreement with respect to any such Leased Real Property.

(c) Sellers and Purchaser agree that, promptly after the date hereof, Sellers and Purchaser will be begin to negotiate in good faith and will use their commercially reasonable efforts to finalize, as promptly as practicable, a transition services agreement between Sellers, on the one hand, and Purchaser, on the other (the “Transition Services Agreement”), pursuant to which Purchaser will provide Sellers such transition services and Sellers shall provide Purchaser such transition services as may be mutually agreed upon by the parties, taking into account the anticipated Purchased Assets, Excluded Assets, Transferred Employees (and any employees that will not become Transferred Employees) in each case, as of the Closing Date (it is understood and agreed that it is expected that the Walter Entity will be required to provide Sellers with access to certain IT Assets included in the Walter Assets as well as to certain Business Employees hired by the Walter Entity for a transitional period subsequent to the Closing). The Transition Services Agreement shall include provisions facilitating Sellers in the closing of the Post-Closing Pipeline and provisions relating to the processing of pending non-judicial foreclosures. Fees for any other transition services shall be based on any actual, out-of-pocket costs and expenses incurred by the party performing such services plus the allocable portion of internal costs incurred in performing such services, including employee compensation and other costs, overhead and administrative costs. The Transition Services Agreement shall cover a period not to exceed the lesser of (x) the closing of the Bankruptcy Case or (y) six months after the Closing Date.

(d) On or prior to the Closing Date, effective as of the Closing Date, Purchaser expects to enter into the AFI Transition Services Agreement with AFI.

Section 6.21 Required Financial Information. At Purchaser’s cost and expense, Sellers shall reasonably cooperate with Purchaser in a timely manner as reasonably requested by Purchaser in connection with Purchaser’s preparation of historical financial statements and pro forma financial information in respect of the Business as required by Regulation S-X under the Securities Act of 1933, as amended, and the timely filing of the necessary financial statements and pro forma financial information with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and for securities offerings by Purchaser and its Affiliates in which such financial information is reasonably necessary or advisable including (i) permitting Purchaser to use any audited or unaudited financial statements available, (ii) facilitating the delivery from Seller’s independent public accountants relevant consent letters necessary in connection with the foregoing and (iii) if any requested financial statements are not available, assisting in the preparation of such audited or unaudited financial statements.

Section 6.22 PSA Amendments. Prior to Closing, Sellers shall use best efforts (a) to obtain any PSA Amendment requested by Purchaser and (b) to obtain amendments requested by Purchaser to any Servicing Agreement with respect to servicing fees that are substantially similar to the amendments with respect to servicing advances under clauses (i) and (v) of the definition of Eligible Servicing Agreement, but Sellers shall not be required to seek any investor consent for such amendment for servicing fees. Purchaser agrees to provide Sellers such assistance as Sellers may reasonably request to obtain any PSA Amendment or other amendments to Servicing Agreements as requested by Purchaser.

Section 6.23 Mortgage Loans Documents. Prior to Closing, Sellers shall use commercially reasonable efforts to obtain originals of the Mortgage Notes, the mortgage or deed of trust and all assignments thereof that are not currently included in the Mortgage Loan Documents (at Sellers’ cost).

Section 6.24 Preparation for Transfer of Certain Purchased Mortgage Servicing. Prior to Closing, Sellers shall use their best efforts to prepare for the potential transfer of the Fannie Mae Agency Loans to the Walter Entity and the potential transfer of Private Investor Loans as may be permitted by this Agreement on the Closing Date or as soon thereafter as reasonably possible; provided that any third party fees, costs and expenses incurred by Sellers shall be paid by Purchaser (or, with respect any Walter Assets, if the Walter Assignment has occurred, the Walter Entity) promptly after receipt of a request for payment therefor irrespective of whether the Closing occurs (it being understood and agreed that, prior to incurring any third party fee, cost or expense in excess of $25,000 in connection with the performance of Sellers’ obligations under this Section 6.24, Sellers shall obtain Purchaser’s consent for such fee, cost or expense, which consent shall not be unreasonably withheld or delayed). For the avoidance of doubt, (a) prior to the Closing Sellers shall have no obligations to prepare to transfer any loans other than as described in this Section 6.24 and (b) subsequent to the Closing, Sellers shall have no ongoing obligation regarding the master servicing rights, servicing advances or subservicing agreements transferred hereunder, whether pursuant to an interim servicing agreement or otherwise.

Section 6.25 Purchaser Payment Cap. Notwithstanding any of the terms of this Agreement, the aggregate amount that Purchaser shall be liable for under the Purchaser Payable Cure Amount, the Transfer Taxes under Section 6.9, the transfer costs under Section 9.2 (except to the extent paid for by Purchaser pursuant to section 6.24) and any other Section specifically referencing the Purchaser Payable Cure Amount shall not in the aggregate exceed $10,000,000 (the “Purchaser Payment Cap”) (for the avoidance of doubt, clause (v) of “Assumed Liabilities” and Section 6.24 are not included within the Purchaser Payment Cap), and Sellers shall be liable for any such Cure Amount, Transfer Taxes and transfer costs in excess of the Purchaser Payment Cap.

Section 6.26 DIP Financing Agreements. Concurrently with the execution of this Agreement, Sellers entered (and caused their Subsidiaries to enter) into the DIP Financing Agreements, which includes a grant by Sellers to the lenders thereunder of a lien on Sellers’ rights under the Deposit Escrow Agreement, subject to the terms and conditions described therein.

Section 6.27 [RESERVED].

Section 6.28 Separation Services.

(a) Following the date of this Agreement, Sellers shall, and shall cause its Subsidiaries to, continue the separation of the Business from AFI and its Affiliates (other than ResCap and its Subsidiaries) (the “Separation Services”). Sellers acknowledge and agree that the Separation Services are intended to permit Sellers to deliver at Closing to the Purchaser the Business and Purchased Assets as a stand-alone business separate from AFI, and with as minimal support from AFI as is necessary for Purchaser to operate the Business following the Closing. Purchaser and ResCap shall designate representatives to have biweekly meetings to discuss the Separation Services and to resolve any issues which may arise during the performance of the Separation Services.

(b) Sellers shall use commercially reasonable efforts to effect the Separation Services as reasonably directed by Purchaser in order to enable Purchaser to operate the Business in the ordinary course at Closing without the need of any services provided by AFI and its Affiliates (other than ResCap and its Subsidiaries). In connection with the Separation Services, the parties shall undertake good faith efforts to agree on a migration plan to the extent reasonably necessary in order to effect the Separation Services by Closing.

(c) Prior to Closing, the Sellers shall acquire good and valid title to the servers, software, computer equipment, systems and related information technology as contemplated by Sellers shared services and transition plan (as the same may be amended by mutual agreement of the parties hereto), such assets to be at least the same quality as in place as of the date of this Agreement and as used in the Ordinary Course of Business, and shall be included as part of the Purchased Assets under this Agreement. To the extent that Sellers shall not have acquired any such assets prior to Closing, the Purchase Price shall be reduced by the contemplated costs for such assets and Schedule 3.1(a) shall be amended accordingly.

Section 6.29 Repurchase. Purchaser shall have the right to cause Sellers to repurchase from Purchaser any Ginnie Mae Loan that is not FHA or VA insured within 60 days after the Closing Date. The closing of the repurchase of any Ginnie Mae Loan shall take place on a date mutually agreed upon between Sellers and Purchaser, but in any event, within seven days after receipt of notice by Seller from Purchaser that it is exercising its right to cause such repurchase. The repurchase price for any Ginnie Mae Loan sold to Sellers shall be the same price at which Purchaser acquired the Ginnie Mae Loan at Closing.

Section 6.30 Rebranding. Following the Closing Date, Purchaser shall proceed expeditiously to complete the rebranding of items used in the Business into a name or names designated by Purchaser. No later than 120 days following the Closing, Purchaser shall have completed such rebranding with respect to signage, letterhead, account statements, business cards, email accounts, marketing materials, VRU scripts and similar items. Until such rebranding is completed, Purchaser shall be authorized to continue to use such items bearing the names of Sellers, provided that to the extent covered by the GM Transition License, such use shall be governed by the terms thereof . The costs of such rebranding shall be borne by Purchaser and not be subject to the Purchaser Payment Cap.

ARTICLE VII

BANKRUPTCY COURT MATTERS

Section 7.1 Competing Transaction. Following entry of the Sale Procedures Order, other than pursuant to and in compliance with the terms and conditions of the Sale Procedures Order, in no event may Sellers or their respective Affiliates initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person (other than Purchaser and its Affiliates, agents and representatives) concerning any transaction (or series of transactions) involving the direct or indirect sale, transfer or other disposition of the Purchased Assets (each a “Competing Transaction”) or accept an offer or proposal from any Person (other than Purchaser and its Affiliates, agents and representatives) with respect to a Competing Transaction; provided, that notwithstanding the foregoing, prior to entry of the Sale Approval Order, Sellers shall be permitted to engage in any of the foregoing actions if the respective boards of directors of the Sellers determine in good faith, based on the advice of outside counsel after consultation with Sellers’ financial advisors, that compliance with such procedures will constitute a breach of their fiduciary duties to the Sellers’ creditors or other parties.

Section 7.2 Bankruptcy Court Filings. Sellers have filed the Sale Motion with the Bankruptcy Court. Subject to Section 7.1, Sellers shall pursue diligently the entry of the Sale Procedures Order and the Sale Approval Order, including resolving any objections lodged to the Sellers’ proposed Cure Amounts relating to Assumed Pre-Petition Contracts. Purchaser agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Procedures Order and the Sale Approval Order and all parties hereto shall use their respective reasonable best efforts to obtain a finding of adequate assurance of future performance by Purchaser or its designee or designees under the Assumed Pre-Petition Contracts, and demonstrating that each of Purchaser and such designees is a “good faith” purchaser under section 363(m) of the Bankruptcy Code, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court. In the event the entry of the Sale Procedures Order or the Sale Approval Order shall be appealed, Sellers and Purchaser shall use their respective reasonable efforts to defend such appeal. Notwithstanding anything contained herein to the contrary, and otherwise in accordance with the terms and conditions set forth herein, Sellers may, with the consent of the Purchaser (in Purchaser’s sole discretion, and consistent with the Sale Procedures Order) seek Bankruptcy Court approval to proceed with approval of the transactions contemplated herein under section 1123 of the Bankruptcy Code.

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Obligations of Purchaser and Sellers. The respective obligations of each party to consummate the Closing shall be subject to the satisfaction, or waiver by Purchaser and Sellers, on or prior to the Closing Date of all of the following conditions precedent:

(i) Sale Procedures Order. The Sale Procedures Order (a) shall have been entered by the Bankruptcy Court and not be subject to any stay of effectiveness, (b) shall not have been modified or amended in any manner materially adverse to Purchaser unless agreed to in writing by Purchaser in its sole discretion and (c) shall have become a Final Order; provided, however, that the condition set forth in clause (c) shall be waivable only by Purchaser on behalf of both parties.

(ii) Sale Approval Order. The Sale Approval Order (a) shall have been entered by the Bankruptcy Court and not be subject to any stay of effectiveness, (b) shall not have been modified or amended in any manner adverse to Purchaser unless agreed to in writing by Purchaser in its sole discretion and (c) shall have become a Final Order.

(iii) No Law, Judgments, Etc. No Government Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or any decree, judgment, injunction or other Order, which is in effect and that restricts, prevents, prohibits, makes illegal or enjoins the consummation of the transactions contemplated by this Agreement. No proceeding or investigation by any Government Entity or other Person shall have been instituted that restricts, prevents, prohibits, makes illegal, enjoins or results in material damages in respect of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.

(iv) Injunctions. No Government Entity shall have issued an Order enjoining, restraining or prohibiting the completion of the transactions contemplated hereby and no suit, action or proceeding shall have been instituted by a Government Entity or any other Person that would reasonably be expected to have a Material Adverse Effect on the Business or enjoin, restrain, prohibit or otherwise challenge the transactions contemplated by this Agreement, or that would be reasonably likely to prevent or make illegal the consummation of the transactions contemplated by this Agreement, and no Government Entity shall have notified Purchaser or Sellers in writing that this Agreement or the consummation of the transactions contemplated by this Agreement would in any manner constitute a violation of any Law and that it intends to commence any suit, action, or proceeding to restrain, enjoin or prohibit the transactions contemplated by this Agreement.

(v) Agency Approvals. Purchaser shall be approved as (A) a Title II Supervised Mortgagee and servicer for FHA Loans by HUD; (B) an approved seller and servicer of residential mortgages by Freddie Mac and Fannie Mae; (C) an “issuer” by Ginnie Mae; and (D) a VA-approved lender in all applicable jurisdictions.

(vi) Antitrust Clearances. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(vii) Section 6.16 Amendment. The Section 6.16 Amendment shall have been agreed upon by each of Sellers, Purchaser and all applicable Governmental Entities and shall be in full force and effect.

Section 8.2 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing Date, of the following conditions:

(i) Warranties of Purchaser True as of the Date of this Agreement and as of the Closing Date. The representations and warranties of Purchaser contained herein that are qualified by materiality or Material Adverse Effect shall be accurate, true and correct in all respects, and all other representations and warranties of Purchaser contained herein shall be accurate, true and correct in all material respects, in each case on and as of the date of this Agreement and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(ii) Compliance with Covenants. Purchaser shall have performed and complied in all material respects with each of the covenants and agreements contained in this Agreement required to be performed and complied with by it on or prior to the Closing Date.

(iii) Certificate. Sellers shall have received a certificate, signed by a duly authorized officer of Purchaser and dated the Closing Date, to the effect that the conditions set forth in Sections 8.2(i) and 8.2(ii) have been satisfied.

Section 8.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing Date of each of the following conditions:

(i) Warranties of Sellers True as of the date of this Agreement and as of the Closing Date. The representations and warranties of Sellers or any Affiliate Seller contained herein that are qualified by materiality or Material Adverse Effect (including the representation set forth in clause (a) of Section 4.5) shall be accurate, true and correct in all respects, and all other representations and warranties of Sellers or any Affiliate Seller contained herein shall be accurate, true and correct in all material respects, in each case on and as of the date of this Agreement and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(ii) Compliance with Covenants. Sellers shall have performed and complied with the covenants set forth in Sections 6.14(d) and (f) in all respects, and shall have performed and complied in all material respects with each of the covenants and agreements contained in this Agreement required to be performed and complied with by them on or prior to the Closing Date.

(iii) Certificate. Purchaser shall have received certificates, signed by duly authorized officers of Sellers and dated the Closing Date, to the effect that the conditions set forth in Sections 8.3(i) and 8.3(ii) have been satisfied.

(iv) Sale Approval Order. With respect to obligations and benefits that can be realized prior to the Closing Date, Sellers shall have complied, in all material respects, with all of their obligations under, and Purchaser shall have received the benefits of, the Sale Approval Order.

(v) Agency Consents. The Agency Consents described in Schedule 4.3 in form and substance reasonably satisfactory to Purchaser shall have been duly obtained, and shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

(vi) Other Third Party Consents. The Consents set forth on Schedule 8.3(vi) shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Purchaser, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

(vii) Agreement with AFI. AFI shall have executed and delivered to Purchaser the AFI Transition Services Agreement in such form as AFI and Purchaser shall agree.

(viii) Licenses. Purchaser shall have each of the Business Licenses set forth on Schedule 8.3(viii) or, with respect to any such Business License, shall have received a written waiver by the relevant licensing Governmental Entity to operate the Business without such Business License, pending the final issuance thereof.

(ix) Data Center Interests. AFI shall have sold the Minnesota Data Center Interest to EPRE and re-assigned the Texas Data Center Interest to GMAC Mortgage, in each case on or prior to Closing, and such Data Center Interests shall be transferable at Closing to Purchaser, such that it owns good, valid and marketable title to 100% of the Eden Prairie Owned Real Property and 100% of the Lewisville, Texas Leased Real Property, in each case free and clear of all Claims and Liens (other than Permitted Liens).

ARTICLE IX

TRANSFER OF SERVICING

Section 9.1 Transfer of Purchased Mortgage Servicing and MSRs. Sellers and Purchaser shall use their respective reasonable best efforts to promptly negotiate in good faith and finalize, by November 30, 2012, the terms and conditions of the Servicing Transfer Agreement, which shall be consistent with this Section 9.1 and contain customary terms for transactions of this type regarding the transfer of mortgage loan servicing, including related servicing transfer instructions, and shall include, among other provisions: (i) an agreement by Sellers to take such actions as are reasonably required to change the named party to Purchaser or its designee on documents related to the Purchased Mortgage Servicing that are currently in the name of a Seller, in its capacity as Servicer, including on all financing statements and insurance policies; (ii) authorization for Purchaser to communicate to third parties that it has purchased the Purchased Assets from Sellers and reference such names of Sellers, and (iii) an acknowledgment by the parties that the costs of the servicing transfer will be borne by the respective parties in accordance with Section 9.2 hereof.

(b) The Servicing Transfer Agreement shall further (i) provide that Purchaser shall file appropriate documents within one hundred twenty (120) days after each applicable servicing transfer date to request that Purchaser be substituted for Seller in any Foreclosure proceeding in which a Seller is a plaintiff (the costs and expenses of any such filing to be divided equally between Purchaser and Sellers, subject to the Purchaser Payment Cap), unless Purchaser determines such substitution is not necessary or advisable to complete the Foreclosure, (ii) provide that in no event will Purchaser be required to take any action to request that Purchaser or any other Person be substituted for Seller to the extent that Seller is only a defendant in any litigation and (iii) provide that, if agreed upon by Purchaser and Seller in writing, Purchaser shall conduct and control litigation in which Seller is a defendant from and after the Closing Date at Sellers’ sole expense, it being understood that, (A) it is the parties’ intention that Purchaser will assume management responsibility for all ordinary course servicing litigation other than litigation in which a Seller is solely a defendant and (B) notwithstanding any agreement to conduct and control such litigation, any liability with respect to such litigation shall be a Retained Liability.

(c) The Servicing Transfer Agreement shall be executed by Sellers and Purchaser no later than one Business Day following the date of the Sale Approval Order. The transfer of the Purchased Mortgage Servicing from Sellers to Purchaser shall occur on one or more transfer dates on or following the Closing Date determined in accordance with the Servicing Transfer Agreement. In the case of any inconsistency between this Agreement and the Servicing Transfer Agreement, the provisions of this Agreement shall govern.

Section 9.2 Costs of Transfer. Except as otherwise provided herein (including the Purchaser Payment Cap) or in the Servicing Transfer Agreement, Sellers, on the one hand, and Purchaser, on the other hand, shall each be responsible for 50% of all costs and expenses of transferring the Purchased Mortgage Servicing to Purchaser, including (i) transferring the servicer status of any Serviced Mortgage Loan registered on MERS from Sellers to Purchaser, (ii) preparing assignments of mortgages and deeds of trust in recordable form to the extent necessary or advisable for Purchaser to assume servicing responsibility for any Serviced Mortgaged Loan not registered on MERS (provided that the fees and expenses of recording assignments, if Purchaser chooses to do so, will be borne entirely by Purchaser), (iii) preparation and mailing of “hello-goodbye letters” to Serviced Mortgagors (as defined in the Servicing Transfer Agreement), (iv) preparation and delivery of notices to Investors, ETS Customers, trustees, bond insurers, custodians, master servicers, subservicers, vendors, foreclosure attorneys and other interested parties, (v) retitling custodial, escrow and other servicing related bank and investment accounts, (vi) obtaining Investor or ETS Customer consents and rating agency “no downgrade” letters (if and to the extent required under Orders of the Bankruptcy Court), (vii) obtaining PSA Amendments, (viii) recording of mortgage assignments, (ix) the cost of tax and flood contracts and (x) filing pleadings and other documents and instruments with the court or other appropriate body requesting that Sellers be removed as a party plaintiff to litigation and substituting Purchaser or another appropriate party plaintiff, as the real party-in-interest.

ARTICLE X

TERMINATION AND SURVIVAL

Section 10.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time on or prior to the Closing Date:

(a) by the mutual written consent of Sellers and Purchaser;

(b) by Sellers or Purchaser if any court of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order shall have become a Final Order unless such Final Order or action was issued or taken at the request or with the support of the party seeking to terminate this Agreement (or any of its Affiliates); it being agreed that the parties, hereto shall promptly appeal any such adverse order or other determination that is appealable (and argue such appeal with reasonable diligence);

(c) by Purchaser, if

(i) upon written notice to Sellers, if any condition to the obligations of Purchaser set forth in Sections 8.1 and 8.3 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;

(ii) upon written notice to Sellers, if there has been a material violation or breach by any Seller of any covenant, agreement, representation or warranty contained in this Agreement, which violation or breach (A) has not been cured within ten Business Days following the delivery of written notice of such violation or breach or (B) is not capable of being cured within a ten Business Day period;

(iii) the Sale Procedures Order dated June 28, 2012 is changed in a manner that is materially adverse to Purchaser without the consent of Purchaser in its sole discretion;

(iv) [RESERVED]

(v) the Auction, if any, is not concluded by October 26, 2012;

(vi) the Sale Hearing does not occur by November 19, 2012;

(vii) the Sale Approval Order has not been entered and become a Final Order without stay of its effectiveness by December 3, 2012;

(viii) the Sale Approval Order, once entered, is changed in a manner that is adverse to Purchaser without the consent of Purchaser in its sole discretion; or

(ix) any Seller seeks to have the Bankruptcy Court enter an order dismissing the Bankruptcy Case of any Seller or converting it to a case under Chapter 7 of the Bankruptcy Code, or if the Bankruptcy Court enters an order dismissing the Bankruptcy Case of any Seller or converting the Bankruptcy Case of any Seller to a case under Chapter 7 of the Bankruptcy Code, or appoints a trustee in any Seller’s Bankruptcy Case or an examiner with enlarged powers relating to the operation of Sellers’ businesses, and such dismissal, conversion or appointment is not reversed or vacated within three business days after the entry thereof;

(d) by Sellers:

(i) upon written notice to Purchaser, if any condition to the obligations of Sellers set forth in Sections 8.1 and 8.2 shall have become incapable of fulfillment other than as a result of a breach by Sellers of any covenant or agreement contained in this Agreement, and such condition is not waived by Sellers;

(ii) upon written notice to Purchaser, if there has been a material violation or breach by Purchaser or any covenant, agreement, representation or warranty contained in this Agreement, which violation or breach (A) has not been cured within ten Business Days following the delivery of written notice of such violation or breach or (B) is not capable of being cured within a ten Business Day period; or

(iii) prior to the entry of the Sale Approval Order, upon written notice to Purchaser in accordance with Section 10.2(b), if Sellers determine that their obligations under the final proviso of Section 7.1 require such termination, subject to Sellers’ compliance with all the provisions of Section 10.2(b);

(e) [RESERVED]; or

(f) by Sellers or Purchaser if the Closing shall not have occurred on or before March 31, 2013 (or such later date as mutually agreed to by Sellers and Purchaser).

Section 10.2 Procedure and Effect of Termination.

(a) In the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement by either or both of the parties pursuant to Section 10.1, three Business Days’ written notice thereof shall forthwith be given by the terminating party to the other party and this Agreement shall terminate and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto; provided that no notice shall be required with respect to termination pursuant to Section 10.1(e) and provided further that (i) Section 3.4, this Section 10.2 and Article XI shall survive the termination of this Agreement and (ii) no such termination shall relieve any party from any Losses arising out of any breach of this Agreement by a party that occurs upon or prior to the termination of this Agreement.

(b) Sellers may terminate this Agreement pursuant to Section 10.1(d)(iii) only if (i) Sellers have notified Purchaser in writing with reasonable detail of Sellers’ determination that their obligations under the final proviso of Section 7.1 require such termination, (ii) during the five (5) Business Day period following receipt by Purchaser of the notice referred to in clause (i) above, Sellers and their representatives have negotiated in good faith with Purchaser regarding any revisions to the terms of this Agreement proposed by Purchaser in response to such determination that Sellers’ obligations under the final proviso of Section 7.1 require such termination, (iii) at least five (5) Business Days following receipt by Purchaser of the notice referred to in clause (i) above, and taking into account any proposed amendment to this Agreement made by Purchaser since receipt of the notice referred to in clause (i) above, that the respective boards of directors of the Sellers have again determined in good faith, based on the advice of outside counsel after consultation with Sellers’ financial advisors, that Sellers’ obligations under the final proviso of Section 7.1 require such termination and (iv) Sellers are in compliance with Section 7.1. Furthermore, Sellers may terminate this Agreement pursuant to Section 10.1(d)(iii) only in response to a Competing Transaction received outside of the Auction process contemplated by the Sale Procedures Order.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Indemnification by Sellers.

(a) Each Seller agrees, on a joint and several basis, to indemnify and hold harmless each of Purchaser, Ocwen Financial Corporation (“Parent”), Parent’s direct and indirect Subsidiaries, Parent’s controlling shareholders and its and their respective directors, officers and employees (each a “Purchaser Group Member”) from and against any and all Losses incurred by such Purchaser Group Member in connection with or arising from any breach of any Core Representations or the inaccuracy of any Core Representations of Sellers contained or referred to in this Agreement or in any certificate delivered by or on behalf of Sellers pursuant hereto; provided, that in no event shall the aggregate amount required to be paid by Sellers pursuant to this Section 11.1(a) exceed the Indemnity Escrow Amount.

(b) The indemnification provided for in Section 11.1(a) shall terminate on the earlier of one year after the Closing Date and the entry of a Final Order closing the Bankruptcy Case (the “Termination Date”) (and no claims shall be made by any Purchaser Group Member under Section 11.1(a) after the Termination Date), except that the indemnification by Sellers shall continue as to any Loss of which any Purchaser Group Member has notified ResCap in accordance with the requirements of Section 11.2 on or prior to the Termination Date, as to which the obligation of Sellers shall continue until the liability of Sellers shall have been determined pursuant to this Article XI, and Sellers shall have reimbursed all Purchaser Group Members for the full amount of such Losses in accordance with this Article XI.

Section 11.2 Notice of Claims.

(a) Any Purchaser Group Member seeking indemnification hereunder shall give to each Seller obligated to provide indemnification to such Purchaser Group Member (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, that a Claim Notice in respect of any pending or threatened action at law or suit in equity by or against a third Person as to which indemnification will be sought (each such action or suit being a “Third Person Claim”) shall be given promptly after the action or suit is commenced; provided further that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been actually prejudiced by such failure and then only to the extent of such prejudice.

(b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which a Purchaser Group Member shall be entitled under this Article XI shall be determined: (i) by the written agreement between the Purchaser Group Member and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Purchaser Group Member and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Purchaser Group Member shall have the burden of proof in establishing the amount of Loss suffered by it.

Section 11.3 Third Person Claims.

(a) Subject to Section 11.3(b), the Purchaser Group Member shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Person Claim against such Purchaser Group Member as to which indemnification will be sought by any Purchaser Group Member from any Indemnitor hereunder, and in any such case the Indemnitor shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Purchaser Group Member in connection therewith; provided, that:

(i) the Indemnitor may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Purchaser Group Member has so elected to conduct and control the defense thereof; and

(ii) the Purchaser Group Member shall not, without the written consent of the Indemnitor, pay, compromise or settle any such Third Person Claim, except that no such consent shall be required if, following a written request from the Purchaser Group Member, the Indemnitor shall fail, within 28 days after the making of such request or such shorter period if such Purchaser Group Member is required to respond prior to the end of such 28-day period, to acknowledge and agree in writing that, if such Third Person Claim shall be adversely determined, such Indemnitor has an obligation to provide indemnification hereunder to such Purchaser Group Member.

Notwithstanding the foregoing, the Purchaser Group Member shall have the right to pay, settle or compromise any such Third Person Claim without such consent, provided, that in such event the Purchaser Group Member shall waive any right to indemnity therefor hereunder unless such consent is unreasonably withheld.

(b) If any Third Person Claim against any Purchaser Group Member is solely for money damages or will have no continuing effect in any material respect on the Business or the Purchased Assets, then the Indemnitor shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any such Third Person Claim against such Purchaser Group Member as to which indemnification will be sought by any Purchaser Group Member from any Indemnitor hereunder if the Indemnitor has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnitor has an obligation to provide indemnification to the Purchaser Group Member in respect thereof, and in any such case the Purchaser Group Member shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnitor in connection therewith; provided, that the Purchaser Group Member may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Indemnitor has so elected to conduct and control the defense thereof. Notwithstanding the foregoing, the Indemnitor shall not be entitled to assume the defense of any Third Person Claim if the reasonably expected monetary damages for which the Purchaser Group Member would be entitled to indemnification under this Agreement is greater than the Indemnity Escrow Funds. Notwithstanding the foregoing, the Purchaser Group Member shall have the right to pay, settle or compromise any such Third Person Claim, provided, that in such event the Purchaser Group Member shall waive any right to indemnity therefor hereunder.

Section 11.4 Claims Against the Indemnity Escrowed Funds. Purchaser shall have the right to notify the Indemnity Escrow Agent of any claim for indemnification made by any Purchaser Group Member pursuant to this Article XI. Promptly following the final determination in accordance with this Article XI of any claim for indemnification made by any Purchaser Group Member, upon request by Purchaser, Sellers shall execute and deliver a certificate requesting the Indemnity Escrow Agent to deliver by wire transfer to an account designated by Purchaser immediately available funds in the amount of such claim as finally determined in accordance with this Article XI (not to exceed the Indemnity Escrowed Funds). On the Termination Date, the Indemnity Escrow Agent shall deliver to Sellers all the Indemnity Escrowed Funds then held by the Indemnity Escrow Agent by wire transfer to one or more accounts designated by ResCap; provided, however, that if prior to the Termination Date Purchaser notifies the Indemnity Escrow Agent in writing that all or a portion of the Indemnity Escrowed Funds is subject to claims for indemnification under this Agreement that have not been finally determined (the “Outstanding Claims”), the amount delivered to Sellers upon the Termination Date shall be equal to the Indemnity Escrowed Funds then held by the Indemnity Escrow Agent, less the sum of any amounts subject to the Outstanding Claims. If at any time after the Termination Date the amount of the Indemnity Escrowed Funds then held by the Indemnity Escrow Agent exceeds the sum of any amounts subject to the Outstanding Claims, ResCap and Purchaser shall execute and deliver a certificate requesting the Indemnity Escrow Agent to deliver such excess amount to Sellers by wire transfer to one or more accounts designated by ResCap.

Section 11.5 Adjustment to Purchase Price. To the extent that any payment by Sellers under this Article XI can be properly so characterized under applicable Tax law, such payment shall be treated by the parties as an adjustment to the Purchase Price.

Section 11.6 Survival. Sellers and Purchaser agree that all of the representations, warranties and covenants of Sellers and Purchaser contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Closing Date, except that the Core Representations shall survive as provided in Section 11.1(b) and the covenants that by their terms survive the Closing Date shall survive the Closing Date.

Section 11.7 Exclusive Remedy. Except in the case of fraud or where a Party seeks to obtain specific performance pursuant to Section 12.11, from and after the Closing, the sole and exclusive remedy of any Purchaser Group Member in connection with any breach of any Core Representations or the inaccuracy of any Core Representations of Sellers contained or referred to in this Agreement or in any certificate delivered by or on behalf of Sellers pursuant hereto, whether under this Agreement or arising under common law or any other Law, shall be as provided in this Article XI. Nothing in this Section 11.7 shall operate to interfere with or impede the operation of the provisions of Section 3.2 or any Ancillary Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Expenses. Except as otherwise provided in this Agreement or the Sale Procedures Order, all costs and expenses incurred in connection with this Agreement and the consummation of the transaction hereunder, shall be paid by the party incurring such expenses. Following approval of the Sale Procedures Order, any claims arising from breaches by any Sellers of their obligations pursuant to the terms of this Agreement shall constitute administrative expense claims against the Sellers under Sections 503(b)(1) and 507(a)(1), as applicable, of the Bankruptcy Code.

Section 12.2 Amendment; Waiver. This Agreement may be amended, modified or supplemented only in writing signed by each of the parties hereto. Any provisions of this Agreement may be waived, but only if such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.3 Notices. Any written notice to be given hereunder shall be deemed given: (a) when received if given in person or by nationally recognized courier; (b) on the date of transmission if sent by telecopy, e-mail or other wire transmission (receipt confirmed in each case); (c) five Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, return receipt requested; and (d) if sent by an internationally recognized overnight delivery service, the second Business Day following the date given to such overnight delivery service (specified for overnight delivery and receipt confirmed). All notices shall be addressed as follows:

if to Sellers, to:

Residential Capital, LLC

1177 Avenue of the Americas

New York, New York 10036

Facsimile: 646-257-2703

Attention: Mr. Thomas Marano

Telephone: 646-781-2600

email: tom.marano@gmacrescap.com

with copies to (which copies shall not constitute notice):

Residential Capital, LLC

1100 Virginia Drive

Fort Washington, Pennsylvania 19034

Facsimile: 866-572-7524

Attn: Tammy Hamzehpour, Esq., General Counsel

Telephone: 215-682-1307

email: tammy.hamzehpour@gmacrescap.com

and

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

Facsimile: (212) 468-7900

Attention: Gary S. Lee, Esq.

Telephone: (212) 468-8163

email: glee@mofo.com

if to Purchaser, to:

Ocwen Loan Servicing, LLC

1661 Worthington Road, Suite 100

West Palm Beach, FL 33409

Facsimile: (202) 416-1602

Attention: Paul Koches

Telephone: (561) 682-8957

email: paul.koches@ocwen.com

with copies to (which copies shall not constitute notice):

Mayer Brown LLP

71 S. Wacker Drive

Chicago, Illinois 60603

Facsimile: (312)701-7711

Attention: Jon D. Van Gorp, Esq. and William R. Kucera, Esq.

Telephone: (312) 782-0600

email: jvangorp@mayerbrown.com and wkucera@mayerbrown.com

Section 12.4 Waivers. The failure of a party to require performance of any provision hereof shall not affect its right at a later time to enforce the same. No waiver by a party of any term, covenant, representation or warranty contained herein shall be effective unless in writing. No such waiver in any one instance shall be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

Section 12.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.6 Applicable Law; WAIVER OF JURY TRIAL; Venue and Retention of Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to any conflicts of law principles thereof or any other jurisdiction that would apply the law of another jurisdiction and, to the extent applicable, the Bankruptcy Code.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes that may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 12.3 hereof; provided, however, that if the Bankruptcy Case of Sellers have closed, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in New York County or the Commercial Division, Civil Branch of the Supreme Court of the State of New York sitting in New York County and any appellate court from any thereof, for the resolution of any such claim or dispute. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(d) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 12.3.

Section 12.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided that no assignment of either party’s rights or obligations may be made without the written consent of the other party, which consent shall not be unreasonably withheld or delayed; and provided that Purchaser may assign (i) its rights and interests in Servicing Advances to be acquired hereunder to any of its lenders as collateral security or (ii) this Agreement and any or all rights or obligations hereunder (including Purchaser’s rights to purchase the Purchased Assets and assume the Assumed Liabilities) to (x) pursuant to the Walter Assignment as provided in Section 6.15 or (y) one or more Affiliates of Purchaser (an “Affiliate Assignment”); provided that any such Affiliate has at the Closing all Business Licenses necessary to own and conduct business with such Purchased Assets and to assume such Assumed Liabilities; provided, however, that (1) with respect to an Affiliate Assignment, Purchaser shall remain obligated to fulfill its obligations pursuant to this Agreement and for any damages arising from an unlawful breach hereof; and provided further, that Sellers are permitted to assign their right under the Deposit Escrow Agreement as provided in Section 6.26. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

Section 12.8 No Third-Party Beneficiaries. Except as provided in Article XI, this Agreement is solely for the benefit of the parties hereto, and no provision of this Agreement shall be deemed to confer any remedy, claim or right upon any third party, including any employee or former employee of Sellers or any participant or beneficiary in any benefit plan, program or arrangement.

Section 12.9 Public Announcements. Sellers and Purchaser each agree that they and their Affiliates shall not issue any press release or otherwise make any public statement or respond to any media inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other parties, which shall not be unreasonably withheld or delayed, except as may be required by Law or by any stock exchanges having jurisdiction over Sellers, Purchaser or their Affiliates. Sellers, Affiliate Sellers and Purchaser will consult with each other regarding the content and timing of any internal announcements regarding the transactions contemplated by this Agreement and the Ancillary Agreements to Sellers’ employees.

Section 12.10 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 12.11 Matters Related to Purchaser as Next Highest Bidder; Specific Performance.

(a) If the Auction is held pursuant to the Sale Procedures and Purchaser is not chosen as the Successful Bidder (as such term is defined in the Sale Procedures), then (i) the Cash Deposit (together with interest thereon in accordance with the terms of the Deposit Escrow Agreement) shall be returned to Purchaser on December 31, 2012 if the Cash Deposit had not previously been distributed prior to such date and (ii) the recourse against Purchaser with respect to any claim against Purchaser related to Purchaser’s Bid Proposal (as defined in the Sale Procedures), the Auction, the Sale Procedures, this Agreement or any other matter in the Bankruptcy Case, whether with respect to a claim of breach by Purchaser, noncompliance by Purchaser or otherwise, shall be limited to a claim on the Cash Deposit being held pursuant to the Deposit Escrow Agreement.

(b) If the Auction is held pursuant to the Sale Procedures and Purchaser is chosen as the Successful Bidder, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 12.11(a), each of Sellers and Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court referenced in Section 12.6(c), this being in addition to any other remedy to which either party is entitled at Law or in equity.

Section 12.12 Waiver of Bulk Transfer Laws. Seller and Purchaser agree to waive compliance with Article 6 of the Uniform Commercial Code as adopted in each of the jurisdictions in which any of the Purchased Assets are located to the extent that such Article is applicable to the transactions contemplated hereby and any other bulk sale or bulk transfer or similar Law.

Section 12.13 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, representative or investor of any party hereto.

Section 12.14 Entire Agreement. This Agreement, together with the Ancillary Agreements, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Purchaser and Sellers have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

OCWEN LOAN SERVICING, LLC

By
Name: Title:

RESIDENTIAL CAPITAL, LLC

By
Name: Title:

RESIDENTIAL FUNDING COMPANY, LLC

By
Name: Title:

GMAC MORTGAGE, LLC

By
Name: Title:

EXECUTIVE TRUSTEE SERVICES, LLC

By
Name: Title:

ETS OF WASHINGTON, INC.

By
Name: Title:

GMACM BORROWER LLC

By
Name: Title:

RFC BORROWER LLC

By
Name: Title:

EPRE LLC

By
Name: Title: